KOPPERS

2022
ANNUAL REPORT



Financial Highlights

Years Ended December 31	2022	2021	2020
(In millions, except share, per share and employee amounts)			
Operating Performance			
Net Sales	$1,980.5	$1,678.6	$1,669.1
Operating Profit	137.7	156.5	156.7
Income from Continuing Operations	63.8	85.1	89.1
Net Income Attributable to Koppers	63.4	85.2	122.0
Diluted Earnings per Share–Continuing Operations	3.00	3.90	4.17
Financial Condition			
Total Assets	$1,711.4	$1,661.9	$1,598.6
Total Debt	825.3	789.1	784.2
Cash and Cash Equivalents	33.3	45.5	38.5
Other Data			
Capital Expenditures	$105.3	$125.0	$69.8
Number of Employees	2,119	2,088	2,061
Stock Information			
Market Price per Share–High	$33.68	$39.44	$38.86
Market Price per Share–Low	20.11	27.91	8.25
Dividends Declared per Share	$0.20	–	–
Shares Outstanding (000s)	20,763	21,096	21,099



Comparison of Cumulative Five Year Total Return
(Dollars)

Koppers
S&P 600 Materials
Russell 2000

Value at	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Koppers	**$100.00**	**$33.48**	**$75.09**	**$61.22**	**$61.49**	**$55.81**
S&P 600 Materials	$100.00	$77.75	$93.74	$115.00	$136.18	$127.88
Russell 2000	$100.00	$88.99	$111.70	$134.00	$153.85	$122.41

Set forth above are a line graph and table comparing the cumulative total returns (assuming reinvestment of dividends) during the period commencing December 31, 2017, and ending December 31, 2022, of $100 invested in each of Koppers Holdings Inc.'s common stock, the Standard & Poor's SmallCap 600 Materials Index and the Russell 2000 Index. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it is feasible to construct a peer group industry comparison. We include the Standard & Poor's SmallCap 600 Materials Index in this graph to serve as a published industry index because Koppers Holdings Inc. is a constituent of the Standard & Poor's SmallCap 600 Materials Index, which includes corporations both larger and smaller than Koppers, and has an average market capitalization similar to ours. Additionally, we include in this graph the Russell 2000 Index, of which we are a constituent, as a broad equity market index. The Russell 2000 Index is comprised of issuers with generally similar market capitalizations to that of Koppers Holdings Inc.



Dear Fellow Shareholders,

In 2022, Koppers once again delivered strong results throughout the year and for the full year in a number of categories grounded by our values of People, Planet, and Performance. At the same time, we have been fervently executing on our strategy to Expand and Optimize our existing footprint while continuing to assess our growth prospects. As always, it is a busy and exciting time at Koppers and I am happy to provide an update on our recent accomplishments and the exciting opportunities that lie ahead for us.

Living Our Values

Our Zero Harm culture remains the cornerstone of all we do at Koppers, and it helps to advance our purpose of *Protecting What Matters and Preserving The Future*. In 2022, our Zero Harm efforts resulted in 19 of our 46 operating facilities working accident-free for the entire year, while our total rate of recordable incidents decreased by five percent compared with the prior year.

We know that Zero Harm succeeds when employees and leaders engage at a personal level. This belief is being underscored through the development of Zero Harm 2.0, now underway, to make our actions even more impactful. As part of our ongoing commitment to our values of People and Planet, we have established an aspirational, yet attainable, goal of Zero Harm for our employees, our communities, and our environment.



As a result of our focus on doing things the right way, I am proud to report that for the third consecutive year, Koppers was named as one of America's Most Responsible Companies by Newsweek magazine. This recognition is a testament to our commitment to continuously improve our environmental, social, and governance performance through our business strategy that incorporates sustainable principles into our everyday practices. We are proud to be able to provide responsible solutions that are essential to our global infrastructure and thank our people for putting forth their best effort every day to help us create a better future.

Delivering Outstanding Financial Performance

At Koppers, we understand that our values for People and Planet need to be in balance with our value for Performance. Each remains a critical component of our success. Despite continued post-pandemic labor and supply chain challenges and the outbreak of war in Ukraine, the Koppers team once again overcame many challenges to post an impressive performance in 2022. A summary of some of the key highlights includes the following:

• Consolidated sales of $1.98 billion, which represents record sales.

• Net income attributable to Koppers of $63.4 million.

• Adjusted EBITDA of $228 million.

• Adjusted EBITDA margin for the year of 11.5 percent.

• Diluted EPS of $2.98.

• Adjusted EPS of $4.14.

• Operating cash flow of $102 million, the fourth straight year, and the seventh year in the past eight years with operating cash flow exceeding $100 million.

• We entered into a new $800 million credit facility, providing greater financial flexibility to support our ongoing growth strategy.

• We invested $105 million in capital expenditures, of which $70 million was to maintain sustainable operations with the remaining $35 million dedicated to projects that have financial returns that will meaningfully contribute toward our strategic goals.

• We completed $24 million in stock repurchases, which included approximately 686,000 shares at an average price of $27.30 per share under our share repurchase program.

• Our Board of Directors reinstated a dividend for the first time since 2014, returning approximately $4 million to shareholders during the year.

At our Investor Day in September 2021, my team communicated our strategy to Expand and Optimize our business model, which would deliver unprecedented financial performance – ultimately resulting in $300 million in Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) by 2025. Two years into the five-year plan, I remain confident as ever that we are on the right track to achieving our goals with the best yet to come.



Portfolio Enhancement
PC achieved ~$40M new industrial business via transition to CCA or new entry into oil-borne preservative (InPro 23 and InPro 50 DCOI)

Wood Treatment Expansion
Purchased a 105-acre property in Leesville, LA

Cradle-to-Cradle
Recovery Resources business signed new 5-year, $50M agreement with Class I railroad customer

Value Creation Strategy

EXPAND AND OPTIMIZE

Network Optimization
Continued upgrading facility at North Little Rock, AR

Sold utility pole treating facility in Sweetwater, TN

Strengthen Business Model
Acquired Gross & Janes, largest independent supplier of untreated railroad crossties in N.A.

Balance Sheet Flexibility
Entered into a Credit Agreement for $800M credit facility

Declared first quarterly cash dividend since November 2014

$23.6M in share repurchases

Our strategy to Expand and Optimize was underpinned by six key pillars, each of which saw progress in 2022.

We continued to **enhance our product portfolio** through the introduction of our latest industrial oil-borne preservative to the utility market. In 2022, we secured an additional $40 million of annualized revenues with this new product line and existing water-borne preservatives, by displacing a legacy non-Koppers preservative that is being phased out of use by the U.S. and Canadian EPA.

Regarding **wood treatment expansion**, we purchased a property in Leesville, Louisiana, where we plan to add peeling and drying capacity, which will enable us to supply cost-competitive raw material to our Somerville, Texas, operation. This will not only improve our utilization but more importantly it will provide the opportunity to penetrate a new and currently underserved geographic market for utility poles.

Our **cradle-to-cradle** approach continues to gain traction through a new five-year, $50 million agreement with a Class I railroad customer to collect and manage railroad crossties at the end of their useful life, solidifying our reputation as a full-service solutions provider for the industry.



Board of Directors[1]

In **network optimization**, we continued down our path of improving utilization of our network through the further consolidation of our treating capacity. We made significant progress in constructing our new treating plant in North Little Rock, Arkansas, which should be fully operational by mid-2023. Also last year, we divested our utility pole treating facility in Sweetwater, Tennessee, and absorbed the demand that plant filled with our remaining network.

We **strengthened our business model** by acquiring Gross & Janes, the largest independent supplier of untreated railroad crossties in North America. This acquisition further strengthened our vertically integrated business model by improving our access to raw material as well as providing critical assets and enabling us to avoid future capital expenditures.

Remaining Long-Term Focused

As we embark on the third year of our five-year journey that is reflected in our current strategic plan, I am heartened by our progress. Not only do I expect to achieve our target of $300 million in EBITDA by 2025, but I believe we can do that by spending $100 million less than what we originally projected. That will give us several options to deploy the significant cash flow we expect to generate, whether it be through debt reduction, continued investments, or returning capital to shareholders.



Leadership Council[2]

At Koppers, we remain focused on the long game. We believe that our dedication to Performance while taking care of People and the Planet is a sustainable model that will create the most long-term value for shareholders. More and more, companies are realizing that focusing purely on reducing costs at the expense of producing high quality products, providing superior service, and operating a reliable supply chain is short-sighted, unsustainable, and will lead to greater risks and higher costs in the long run. We have avoided the temptation of cutting corners to win business and have pursued customers that value the offerings that we provide and are willing to pay fair value for those offerings. It remains a work in progress, but I believe that we are turning a corner in 2023 that will propel Koppers to the best three years of performance in our company's history. In the meantime, stay tuned as we are already working on answering the question of what's next after 2025 and plan to share that in the not-too-distant future. One thing I am certain of is that whatever the future holds for Koppers it will be rooted in our values of People, Planet, and Performance.

Extending Our Thanks

In closing, I would like to extend my sincere appreciation to our Board of Directors, who offer their deep expertise, along with their guidance and support. In an age where there is constant pressure on the next quarter, they provide their words of wisdom to me and the global Koppers team to focus on building long-term sustainable value. These are unique and challenging times and the continued leadership from our Board has been invaluable.

On behalf of the 2,100 team members around the world, we also send our deepest thanks and gratitude to you, our shareholders, whose continued belief and faith in our company's future make all the difference. I recognize that it has been a challenging couple of years to be a shareholder of Koppers as our total shareholder return has lagged the market, but for those who have been patient I believe that your patience is about to be rewarded. Thank you for standing with us and believing in our vision to create a company that is one-of-a-kind in the capabilities we provide to build the global infrastructure.

Sincerely,



Leroy M. Ball
President and Chief Executive Officer

(1) Board of Directors

Front, left to right:

Traci Jensen
Executive Vice President and Chief Administrative Officer H.B. Fuller Company

David Motley
Managing Partner Bluetree Venture Fund

Stephen Tritch
Non-Executive Chairman of the Board Retired Chairman Westinghouse Electric Company

Xudong Feng
Director of Science and Technology and Global Analytical Sciences PPG Industries, Inc.

Back, left to right:

Albert Neupaver
Chairman Westinghouse Air Brake Technologies Corporation

Louis Testoni
Former Lake Erie Managing Partner PricewaterhouseCoopers LLP

Leroy Ball
President and Chief Executive Officer Koppers Holdings Inc. and Koppers Inc.

Sonja Wilkerson
Executive Vice President and Chief People Officer Bloom Energy Corporation

Not pictured:

Andrew Sandifer
Executive Vice President and Chief Financial Officer FMC Corporation

(2) Leadership Council

Front, left to right:

Stephen Lucas
Vice President, Culture and Engagement

Quynh McGuire
Vice President, Investor Relations

Tushar Lovalekar
Vice President, Information Technology

Jimmi Sue Smith
Chief Financial Officer

Kevin Washington
Vice President, External Relations

Back, left to right:

Stephanie Apostolou
General Counsel and Secretary

Joseph Dowd
Vice President, Zero Harm

Leslie Hyde
Senior Vice President and Chief Sustainability Officer

Leroy Ball
President and Chief Executive Officer

Daniel Skrovanek
Vice President, Growth and Innovation

James Sullivan
Executive Vice President and Chief Operating Officer

Unaudited Reconciliations of Non-GAAP Financial Measures

This report contains certain non-GAAP financial measures. Koppers believes that adjusted EBITDA, adjusted EBITDA margin and adjusted earnings per share provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends, and facilitates comparisons between periods and with other corporations in similar industries. The exclusion of certain items permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that Koppers management internally assesses the company's performance. In addition, the Board of Directors and executive management team uses adjusted EBITDA as a performance measure under the company's annual incentive plans.

Although Koppers believes that these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures and should be read in conjunction with the relevant GAAP financial measures. Other companies in a similar industry may define or calculate these measures differently than Koppers, limiting their usefulness as comparative measures. Because of these limitations, these non-GAAP financial measures should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP.

See the attached tables for the following reconciliations of non-GAAP financial measures referenced in this report: Unaudited Reconciliation of Net Income Attributable to Koppers and Adjusted Net Income, Unaudited Reconciliation of Diluted Earnings per Share and Adjusted Earnings per Share below and Reconciliation of Net Income to Adjusted EBITDA on page 39.

UNAUDITED RECONCILIATION OF NET INCOME ATTRIBUTABLE TO KOPPERS AND ADJUSTED NET INCOME

	Year Ended December 31,
	2022
(In millions)	
Net income attributable to Koppers	**$63.4**
Adjustments to arrive at adjusted net income:	
Impairment, restructuring and plant closure costs	**1.1**
(Gain) on sale of assets	**(2.5)**
LIFO expense	**25.6**
Mark-to-market commodity hedging losses	**6.5**
Inventory adjustment	**1.1**
Writeoff of debt issue costs	**0.3**
Total adjustments	**32.1**
Adjustments to income tax and noncontrolling interests:	
Income tax on adjustments to pre-tax income	**(8.5)**
Deferred tax adjustments	**0.9**
Noncontrolling interest	**(0.2)**
Effect on adjusted net income	**24.3**
Adjusted net income including discontinued operations	**87.7**
Discontinued operations	**0.6**
Adjusted net income attributable to Koppers	**$88.3**

1

UNAUDITED RECONCILIATION OF DILUTED EARNINGS PER SHARE AND ADJUSTED EARNINGS PER SHARE

	Year Ended December 31,
	2022
(In millions except share and per share amounts)	
Net income attributable to Koppers	$ 63.4
Adjusted net income attributable to Koppers	$ 88.3
Denominator for diluted earnings per share (in thousands)	21,313
Earnings per share:	
Diluted earnings per share	$ 2.98
Adjusted earnings per share	$ 4.14

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission file number 1-32737

KOPPERS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**20-1878963**
(State of incorporation)	(IRS Employer Identification No.)
436 Seventh Avenue Pittsburgh, Pennsylvania 15219	**(412) 227-2001**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KOP	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of shares of Common Stock held by non-affiliates of the registrant, based on the closing sales price of the Common Stock on the New York Stock Exchange on June 30, 2022 was $458.5 million (affiliates, for this purpose, have been deemed to be Directors and executive officers of Koppers Holdings Inc.).

As of January 31, 2023, 20,830,370 shares of Common Stock of the registrant were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report and the documents incorporated herein by reference contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may include, but are not limited to, statements about sales levels, acquisitions, restructuring, declines in the value of Koppers assets and the effect of any resulting impairment charges, profitability and anticipated synergies, expenses and cash outflows. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and words such as "outlook", "guidance", "forecast", "believe", "anticipate", "expect", "estimate", "may", "will", "should", "continue", "plan", "potential", "intend", "likely" or other similar words or phrases are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, regarding future dividends, expectations with respect to sales, earnings, cash flows, operating efficiencies, restructurings, product introduction or expansion, the benefits of acquisitions and divestitures or other matters, as well as financings and debt reduction, are subject to known and unknown risks, uncertainties and contingencies.

Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- availability of and fluctuations in the prices of key raw materials, including coal tar, lumber and scrap copper;

- the impact of changes in commodity prices, such as oil, copper and chemicals, on product margins;

- the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;

- our ability to operate within the limitations of our debt covenants;

- capital market conditions, including interest rates, borrowing costs and foreign currency rate fluctuations;

- general economic and business conditions, including labor shortages, increased employee turnover and demand for our goods and services;

- disruptions and inefficiencies in the supply chain;

- potential difficulties in protecting intellectual property;

- potential impairment of our goodwill and/or long-lived assets;

- the effects of competition in the industries in which we operate, including locations of competitors and operating and market competition;

- economic, political and environmental conditions in international markets, including governmental changes, tariffs, restrictions on trade and restrictions on the ability to transfer capital across countries;

- changes in laws, including tax regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;

- parties who are obligated to indemnify us for liabilities, including legal and environmental liabilities, fail to perform under their legal obligations;

- unfavorable resolution of litigation or other legal proceedings against us; and

- the other factors set forth under "Risk Factors"; as well as those discussed more fully elsewhere in this Form 10-K.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report and the documents incorporated by reference herein may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

General

In this report, unless otherwise noted or the context otherwise requires, (i) the term "Koppers", "Koppers Holdings", the "Company", "we" or "us" refers to Koppers Holdings Inc. and its consolidated subsidiaries, (ii) the term "KH" refers to Koppers Holdings Inc. and not any of its subsidiaries and (iii) the term "KI" refers to Koppers Inc. and not any of its subsidiaries. Koppers Inc. is a wholly-owned subsidiary of Koppers Holdings Inc. Koppers Holdings Inc. has substantially no operations independent of Koppers Inc. and its subsidiaries. The use of these terms is not intended to imply that Koppers Holdings Inc. and Koppers Inc. are not separate and distinct legal entities from each other and from their respective subsidiaries. Koppers Holdings Inc. was incorporated in November 2004 as a holding company for Koppers Inc.

We are a leading integrated global provider of treated wood products, wood preservation chemicals and carbon compounds. Our products and services are used in a variety of niche applications in a diverse range of end-markets, including the railroad, specialty chemical, utility, residential lumber, agriculture, aluminum, steel, rubber and construction industries. We serve our customers through a comprehensive global manufacturing and distribution network, with manufacturing capabilities in North America, South America, Australasia and Europe.

Business Segments and Products

We operate three principal business segments: Railroad and Utility Products and Services ("RUPS"), Performance Chemicals ("PC") and Carbon Materials and Chemicals ("CMC").

We believe our three business segments command leading market positions. Through our RUPS business, we believe that we are the largest supplier of railroad crossties to the Class I railroads in North America. Through our CMC business, we believe we are the largest global supplier of creosote to the North American railroad industry. Through our PC business, we believe that we are the global leader in developing, manufacturing and marketing wood preservation chemicals and wood treatment technologies for use in the pressure treating of lumber for residential, industrial and agricultural applications.

Our RUPS and CMC operations are, to a substantial extent, vertically integrated. Through our CMC business, we process coal tar into a variety of products, including creosote, which is an intermediate material necessary in the pressure treatment of wood crossties, other related railroad products and utility poles. The majority of the creosote we produce in North America and Europe is sold internally to our RUPS business and consumed in the treating process.

Our RUPS and PC operations are also vertically integrated. Through our PC business, we produce a variety of products, including chromated copper arsenate, which is used in the pressure treatment of utility poles and pilings. A portion of the chromated copper arsenate we produce in North America and Australia is sold internally to our RUPS business for treating poles and pilings.

Railroad and Utility Products and Services

Our RUPS business sells treated and untreated wood products, rail joint bars and services primarily to the railroad markets in the United States and Canada and treated wood products and services to the utility markets in the United States and Australia. We also operate a railroad services business that conducts engineering, design, repair and inspection services for railroad bridges and a business related to the recovery of used crossties, serving the same customer base as our North American railroad business. The primary end-markets for RUPS are the North American railroad industry, which has an installed base of approximately 450 million wood crossties, and the U.S. and Australian utility industries which utilize wooden distribution and transmission poles. Both crossties and utility poles require periodic replacement.

Railroad products and services include procuring and treating items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings. Railroad products also include manufacturing and selling rail joint bars, which are steel bars used to join rails together for railroads. Utility products, located in the United States and Australia, include the pressure treatment of transmission and distribution poles for electric and telephone utilities. The RUPS business operates 18 wood treating plants and one rail joint bar manufacturing facility located throughout the United States, Canada and Australia. Our network of plants is strategically located near timber suppliers to enable us to access raw materials and service customers effectively. In addition, our crosstie treating plants are typically adjacent to our largest railroad customers' rail lines.

Our RUPS business manufactures its primary products and sells them directly to our customers through long-term contracts and purchase orders negotiated by our regional sales personnel and coordinated through our marketing group at corporate headquarters.

Hardwoods, such as oak and other species, are the major raw materials in wood crossties. Hardwood prices, which account for approximately 73 percent of a finished crosstie's cost, fluctuate with the demand from other hardwood lumber markets, such as oak flooring, pallets and other specialty lumber products. Weather conditions can be a factor in the supply of raw material, as unusually wet or inclement conditions may make it difficult to harvest timber.

In the United States, hardwood lumber for crossties is procured by us from hundreds of small sawmills throughout the northeastern, midwestern and southern areas of the country. The crossties are shipped via rail car or trucked directly to one of our crosstie treating plants, all of which are on line with a major railroad. The crossties are either air-stacked for a period of six to nine months or artificially dried by a process called boultonizing. Once dried, the crossties are pressure treated with creosote, a product of our CMC business. A substantial portion of our crossties are treated with borate, which is purchased from PC, in combination with creosote.

We believe we are the largest supplier of railroad crossties to the Class I railroads in North America. We have one principal competitor, Stella-Jones Inc., and several smaller regional competitors in the North American market. Competitive factors in the railroad crosstie market include price, quality, location, service and security of supply. We believe we have a competitive advantage due to our ability to obtain internally-sourced creosote and our national network of treating plants which have direct access to our major customers' rail lines. These advantages provide for security of supply and logistics advantages for our customers.

Our RUPS business' largest customer base is the North American Class I railroad market, which buys approximately 78 percent of all crossties produced in the United States and Canada. Approximately 74 percent of our North American RUPS sales are under long-term contracts and we currently supply all North American Class I railroads. We also have relationships with many of the approximately 630 short-line and regional rail lines. This also forms the customer base for our rail joint bar products. The railroad crosstie market trended lower in 2022, with approximately 18.5 million replacement crossties purchased during the year, compared to 18.8 million and 18.7 million purchased during 2021 and 2020, respectively.

We believe our North American utility pole business is the second largest producer of utility poles in the United States, and we believe our Australian utility pole business is the largest producer of utility poles in Australia. Utility poles are produced mainly from pine species in the United States and the eucalyptus species in Australia. Most of these poles are purchased from large timber owners and individual landowners and shipped to one of our pole-peeling facilities. In North America and Australia, in addition to utility poles, we market pilings for marine applications and smaller poles to the agricultural landscape and vineyard markets. We treat poles with a variety of preservatives, including chromated copper arsenate and creosote, which we produce internally and purchase from PC and CMC. We also operate a business related to the recovery of used utility poles and a business related to the inspection of utility poles.

Performance Chemicals

Our PC business maintains sales and manufacturing capabilities in the United States, Canada, Europe, South America, Australia and New Zealand. The primary products supplied by PC are copper-based wood preservatives, including micronized copper azole ("MicroPro®"), micronized pigments ("MicroShades®"), alkaline copper quaternary, amine copper azole, dichloro-octyl-isothiazolinone (DCOI) and chromated copper arsenate. The primary applications for these products include decking, fencing, utility poles, construction lumber and timbers, and various agricultural uses. Additionally, we are a leading supplier of fire-retardant chemicals ("FlamePro®") for pressure treatment of wood, primarily in commercial construction, where applicable. Because we are a global supplier of wood preservatives, we face various competitors in all the geographic regions in which we participate.

PC supplies nine of the ten largest lumber treating companies in the United States, the largest treated wood market in the world, in addition to the three largest lumber treating companies in Canada. In North America, our PC business is vertically integrated through the manufacturing of copper compounds for our copper-based wood preservatives. We purchase over 30 million pounds of scrap copper, in addition to other compounds containing copper, our key raw material, which we process to meet the annual demand of this major market. When we purchase scrap copper, it is shipped to our manufacturing plants in Hubbell, Michigan and Millington, Tennessee for further processing into other copper compounds. We utilize swap contracts to hedge our exposure to copper prices.

We believe that being vertically integrated in copper manufacturing provides PC with an important competitive advantage and also provides our customers with the security of a supply of copper-based wood preservatives. Likewise, we believe that our marketing, engineering, and technical support services provide added value to our customer base, who supply pressure-treated wood products to large retailers and independent lumber dealers. We believe another competitive advantage is provided by our strategic sourcing group, which procures scrap copper and other raw materials, such as chromic acid, tebuconazole, arsenic trioxide, colorants, dispersants and various biocides and co-biocides through the global market.

Carbon Materials and Chemicals

Our CMC business manufactures its primary products and sells them directly to our global customer base under long-term contracts or through purchase orders negotiated by our regional sales personnel and coordinated through our regional marketing groups. Our three coal tar distillation facilities and five carbon materials terminals give us the ability to offer customers multiple sourcing options and a consistent supply of high-quality products.

For much of the past decade, the coal tar distillation industry has operated in an excess capacity mode, which further increased the competition for a limited amount of coal tar in North America and Europe. In 2014, we embarked on a plan to restructure our CMC operating footprint that reduced our global number of coal tar distillation facilities from the 11 that existed as of January 1, 2014 to three in total as of December 31, 2022. In September 2020, we sold our remaining Chinese distillation facility in operation, Koppers (Jiangsu) Carbon Chemical Company Limited ("KJCC") located in Pizhou, Jiangsu Province as discussed in Note 5 – "Discontinued Operations".

Our CMC business has experienced challenges over the past several years due to the closure of aluminum smelters that has occurred in North America, Western Europe and Australia. The smelting of aluminum requires significant amounts of energy, which is a major cost component for the aluminum industry. As a result, new production facilities are being built in regions with low energy costs such as the Middle East, while regions with higher energy costs such as the United States, Western Europe and Australia have seen significant amounts of smelting capacity idled or closed over the last several years.

Our CMC business manufactures the following principal products:

- creosote, used in the treatment of wood or as a feedstock in the production of carbon black;

- carbon pitch, a critical raw material used in the production of aluminum and steel;

- naphthalene, used as a feedstock in the production of phthalic anhydride and as a surfactant in the production of concrete; and

- phthalic anhydride, used in the production of plasticizers, polyester resins and alkyd paints, respectively.

Creosote, carbon pitch, naphthalene, and carbon black feedstock are produced through the distillation of coal tar, a by-product generated through the processing of coal into coke for use in steel and iron manufacturing. Coal tar distillation involves the conversion of coal tar into a variety of intermediate chemical products in processes beginning with distillation. During the distillation process, heat and vacuum are utilized to separate coal tar into three primary components: chemical oils, distillate and carbon pitch.

In the United States, our primary coal tar raw material supply contracts generally have terms ranging from three to ten years, and most provide options for renewal. Pricing under these contracts is either formula-based or negotiated on a quarterly or semi-annual basis. Our primary European tar supply contract has a remaining term of approximately two years, extending indefinitely thereafter unless terminated by a one-year advance notice, and contains formula-based tar pricing. Finally, our primary Australian supply contracts have terms up to ten years and contain formula-based pricing which is adjusted on an annual or semi-annual basis.

Technology and Licensing

In 1988, we acquired the "Koppers" trademark from Koppers Company, Inc. The association of the name with the chemical, building, wood preservation and coke industries is beneficial to our company, as it represents long-standing, high quality products. Trademarks relating to our PC business, such as "MicroPro®", "FlamePro®", "Protim" and "Solignum" are important in this segment of our business, and as long as we continue to use the name "Koppers" and the trademarks associated with our wood preservation business and comply with applicable registration requirements, our right to use the name "Koppers" and the other trademarks should continue without expiration. The expiration of other trademark rights is not expected to materially affect our business.

Backlog

Generally, Koppers does not manufacture its products against a backlog of orders. Inventory and production levels are typically driven by expectations of future demand based on contractual obligations. Our RUPS business carries significant amounts of untreated crosstie inventory, which typically requires air-seasoning for a period of six- to nine-months.

Seasonality

Demand for residential, commercial, and agricultural treated lumber may decline during winter months due to weather conditions. In addition, inclement or winter weather may affect access to certain raw materials or impact operations at our facilities. As a result, operating results may vary from quarter to quarter depending on the severity of weather conditions and other variables affecting our products. Historically, our operating results have been significantly lower in the first and fourth calendar quarters as compared to the second and third calendar quarters.

Segment Information

Please see "Note 9 – Segment Information," under Item 8 of this Form 10-K for financial information relating to business segments and geographic areas. See also "Item 1A. Risk Factors – Risks Related to Our Business – Demand for our products is cyclical and we may experience prolonged depressed market conditions for our products."

Non-U.S. Operations

Koppers has a significant investment in non-U.S. operations. Therefore, we are subject to certain risks that are inherent to foreign operations, including complying with applicable laws relating to foreign practices, the laws of foreign countries in which we operate, political and economic conditions in international markets, the imposition of tariffs and fluctuations in foreign exchange rates. See also "Item 1A. Risk Factors – Risks Related to Our Business – We are subject to risks inherent in foreign operations, including additional legal regulation, changes in social, political and economic conditions."

Environmental Matters

Our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations relating to protection of the environment and human health and safety, including those concerning the treatment, storage and disposal of wastes, the investigation and remediation of contaminated soil and groundwater, the discharge of effluents into waterways, the emission of substances into the air, as well as various health and safety matters. Environmental laws and regulations are subject to frequent amendment and have historically become more stringent over time. We have incurred and could incur in the future significant costs if we fail to comply with regulations and responsibilities under environmental laws and regulations, including cleanup costs, civil and criminal penalties, injunctive relief and denial or loss of, or imposition of significant restrictions on, environmental permits. In addition, we have been and could in the future be subject to suit by private parties in connection with alleged violations of, or liabilities under, environmental laws and regulations. Additional information on environmental matters is available in Item 1A under "Risks Related to Our Business" and Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingent Liabilities."

Employees and Employee Relations

As of December 31, 2022, we had 961 salaried employees and 1,158 non-salaried employees. Listed below is a breakdown of employees by our businesses, including administration.

Business	Salaried	Non-Salaried	Total
Railroad and Utility Products and Services	362	785	1,147
Performance Chemicals	231	168	399
Carbon Materials and Chemicals	222	198	420
Administration	146	7	153
Total Employees	961	1,158	2,119

Approximately 378 of our employees are represented by a number of different labor unions and are covered under numerous labor agreements. The labor contracts at three of our facilities covering approximately 126 employees are scheduled to expire during 2023.

Human Capital Management

Our ability to positively affect our communities starts with investing in our people. We put the health, safety and well-being of our employees at the forefront of everything we do as part of our Zero Harm culture. Our people-focused strategy considers all aspects of the employee experience, from hiring practices and onboarding to health and wellness and talent management. We seek to create and foster an inclusive and welcoming culture where all employees feel empowered and can directly impact and share in the organization's success. Key to this effort is delivering a consistent onboarding experience, as well as communications and safety training in all of our facilities across the globe.

Talent Attraction and Retention

Our talented employees are a critical element to make our business successful, so it is essential that we position them for success. It is also important that we continue attracting top talent to our workforce. Our Culture and Engagement team leads these efforts to attract, retain and develop our employees and has created various programs to enhance the skill set of our workforce. Recognizing the importance of a consistent and comprehensive onboarding and safety training experience for new hires across our facility footprint, we have a web-based training program to ensure every employee receives a consistent message from the start of their employment. The program includes videos detailing our company and our primary business lines as well as a new hire information packet that contains information on employee programs, services, benefits and more.

We also have a toolkit to help managers guide new employees for success and we conduct regular new hire surveys to solicit feedback and identify opportunities for improvement. We continue to evaluate and employ methods to identify at- risk behaviors during the hiring process to place prospective employees in appropriately suited positions where they can be successful and workplace injuries can be avoided. This behavioral data also enables us to tailor training and onboarding based on the opportunities it highlights.

Performance Management

To ensure our employees have the best opportunity for success, our performance development process includes periodic meetings between employees and managers to discuss their goals and strategies to achieve them. We no longer conduct traditional annual reviews and instead opt for these more frequent two-way discussions focused on fostering ideas that will enable employee success. Each manager is expected to meet one-on-one at least monthly with their employees to discuss tailored strategies to encourage employee success like additional training, attendance at conferences or establishing connections to others within our company. These monthly meetings also help managers gauge employee engagement and develop approaches to increase and sustain positive engagement.

We also have a New Hire Mentoring Program as another component of our development process. The program provides both hourly and salaried employees an extra opportunity to receive support from experienced employees and discuss any ideas they may have for improving our operations or their work experience. Prior to participating, mentors and mentees receive training on getting the most out of the program.

Training and Education

As a part of our people-focused approach to our operations, we are committed to helping our employees thrive in their roles and grow both personally and professionally. A major component of this plan is our commitment to providing each employee with the training and education they need to be successful. Under the umbrella of our Koppers College, we provide leadership development training to our front-line employees to expand their growth opportunities within the organization. We also foster innovation and develop our next wave of high-potential employees through our leadership forum, an intensive nine-month program conducted in partnership with a university local to our corporate headquarters. Approximately ten to twelve employees from across the world are chosen annually for each cohort. Selected participants travel to our corporate headquarters to take part in workshops facilitated by university professors and business leaders. We also offer our employees a tuition reimbursement program to help them pursue degrees and certifications related to relevant skills they utilize for their positions to further personal and company success.

Inclusion and Diversity

We support an inclusive and diverse work environment across our company through a range of strategic programs. Our internal processes and programs target inclusion and diversity as a key area of importance and externally we place emphasis on the topic during philanthropic activities. Our global inclusion and diversity initiative focuses on supporting our strategy to be an employer of choice, and helps to ensure that all employees feel they are heard and valued to harness the power of an engaged workforce.

Compensation and Benefits

We encourage employee participation in our benefit programs for saving for retirement through robust defined contribution and employee stock purchase programs. The U.S. 401(k) program includes both traditional matching and an additional non-elective company contribution based on organizational performance. When the company achieves the established performance target, employees share in this success through an automatic contribution to their 401(k) accounts. We also offer our employees the option to acquire Koppers stock through an employee stock purchase program. The program gives our employees the opportunity to buy shares at a discount through payroll deductions during defined quarterly offering periods.

Health and Safety

We believe a robust wellness program that encourages employee participation is key to promoting healthy lifestyles and decision-making. Our wellness screening program for our U.S.-based employees provides employees the opportunity to learn more about their health and daily routines. As part of this program, employees can earn financial incentives for completing a variety of wellness initiatives. Recognizing the importance of supporting our employees in all aspects of their lives, we provide an Employee Assistance Program with a full range of supportive resources including financial wellness, mental health and family services. For our U.S.-based employees, we also offer four weeks of paid time-off for mothers and fathers who have a birth or adoption as part of our parental bonding leave program. Additionally, we offer work schedule flexibility including the opportunity to work remotely when conditions allow.

We work with a Zero Harm approach to every employee's health and safety. Zero Harm includes policies that guide our safety practices and procedures throughout all of our facilities, a focus on leading activities that prevent accidents and a leadership culture that insists the health and safety of our employees comes ahead of everything we do.

Environmental, Social and Governance Matters

Corporate social responsibility, which we view as our obligations to people and the environment and our commitment to maintaining good corporate governance processes, has been a part of our culture for many years. We believe this culture, supported by a spirit of collaboration and innovation, allows us to decrease our impact on the environment and create value for all of our stakeholders. We published our first Corporate Social Responsibility report (CSR) in 2008 and our historical CSR reports are available on www.koppers.com/pages/sustainability. The contents of our corporate website are not incorporated by reference in this Annual Report on Form 10-K or in any other report or document we file with the Securities and Exchange Commission.

We have established a governance structure to support and develop our sustainability practices. The Sustainability Committee of the board of directors provides oversight of our programs. Management provides direction through its Leadership Council, chaired by the CEO. Our Sustainability Steering Committee provides guidance on goals and programs designed to improve our performance against those expectations.

Environmental

The circular nature of our business starts with our raw materials, the majority of which are by-products generated by other industries (including scrap copper and coal tar) and renewable resources (trees). We purchase approximately 32 million pounds of scrap copper per year which is postconsumer or post-industrial in nature. We believe this places Koppers in the center of what is known as the "circular economy" that emphasizes the "reduce, reuse, recycle" mentality that continues to frame global conservation efforts. Our wood-treatment solutions, while supporting an important role in our global infrastructure across multiple industries, also support an important role in the carbon cycle. Treating wood significantly increases its useful lifespan, allowing the carbon stored within the wood to be immobilized for up to 50 years, keeping it out of the atmosphere and limiting its impact on the environment. In addition, we have businesses which have product life cycle management capabilities to help solve our customers' challenge of responsibly disposing of end-of-life crossties and utility poles by repurposing used wood products, including as a fuel source. This reduces the end-of-life impact of our ties and poles, contributing to greater product sustainability.

Social

We are committed to proactively evaluating and addressing community needs in the areas where we operate. Many of our locations have made strong connections with local community members, allowing Koppers representatives to share facility information and address any questions, observations, concerns and ideas. Our community impact is demonstrated through our employees' volunteer commitments and a corporate philanthropy program. Employees worldwide volunteer their time to mentor students, enhance local education initiatives, take care of the elderly, assist at homeless shelters and provide hands-on help to those affected by natural disasters.

We believe our ability to positively impact our communities and environment starts with investing in our employees. Our people-focused strategy considers all aspects of the employee experience, from hiring practices and onboarding to health and wellness and talent management.

- Collaboration – Communication across our global footprint drives our efforts. All Koppers employees take part in safety training programs and provide direct feedback to leadership as part of the company's annual engagement survey.

- Inclusion and Diversity – We are committed to supporting inclusion and diversity in process and practice. Our Culture and Engagement team ensures that a diverse slate of candidates is considered for open positions. Our employee resource groups, LINKWomen, which was launched in 2018, and LINKParents, which was launched in 2021, provide an important development forum for employees and serve as a model for future initiatives.

Governance

We believe our corporate governance structure is designed to assure accountability to our stakeholders and to make certain that we conduct business in a responsible, ethical way. We maintain a comprehensive Code of Conduct that details the expectations and requirements we have as an organization for our employees. This Code of Conduct applies to all employees, whether we are engaging in peer-to-peer interactions, working to comply with complex regulations, marketing our products, purchasing materials, creating new products, managing our finances or interacting with our communities.

Our board of directors is broadly responsible for contributing to the strategic direction and oversight of the company. There are five board committees, including: Audit; Nominating and Corporate Governance; Management Development and Compensation; Strategy and Risk; and Sustainability. Among its duties and responsibilities, the Board oversees management's direction of the legal, ethical and socially responsible behavior of the company, such as developing effective performance measurement systems, reviewing the company's long-term strategy and overseeing risk management processes.

Our Leadership Council which consists of 11 members of senior management is responsible for directing the development and implementation of the company's strategic plan and business operations around the globe. These executive leaders establish and maintain our commitment to ethics, integrity, fiscal responsibility, growth and sustainability.

Internet Access

Our Internet address is www.koppers.com. Our recent filings on Forms 10-K, 10-Q and 8-K and any amendments to those documents can be accessed without charge on our website under Investor Relations – Financials & Filings – SEC Filings as soon as reasonably practicable after such filings are made with the Securities and Exchange Commission. The contents of our Internet site are not incorporated by reference into this document.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below before investing in our publicly traded securities. Our business is subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations.

Risks Related to Our Business

Fluctuations in the price, quality and availability of our primary raw materials could reduce our profitability.

Our operations depend on an adequate supply of quality raw materials being available on a timely basis. The loss of a key source of supply or a delay in shipments could cause a significant increase in our operating expenses. For example, our operations are highly dependent on a relatively small number of freight transportation services. We are also dependent on specialized ocean-going transport vessels that we lease to deliver raw materials to our facilities and finished goods to our customers. Interruptions in such freight services could impair our ability to receive raw materials and ship finished products in a timely manner. We are also exposed to price and quality risks associated with raw material purchases. Such risks include the following:

- The availability and cost of lumber are critical elements in our production of railroad crossties, utility poles and other related wood products for our RUPS business. Historically, the supply and cost of hardwood for railroad crossties have been subject to availability and price pressures. We may not be able to obtain wood raw materials at economical prices in the future or be able to pass on higher raw material costs to our customers.

- The availability of scrap copper is a critical element in our production of copper-based wood preservation chemicals for our PC business. Our purchase price for scrap copper is based upon spot prices in the copper market, which may be subject to sudden price changes. We may not be able to obtain scrap copper at prices that match underlying pricing commitments to our customers.

- Pentachlorophenol had a significant market share for the treatment of utility poles in the United States and was a treatment preservative, in addition to chromated copper arsenate and creosote, that we used to treat utility poles. In 2021, the only North American manufacturer of pentachlorophenol ceased production. End-users of treated utility poles who required the use of pentachlorophenol-treated utility poles have adopted or are in the process of adopting other available treatment systems for their electrical transmission and distribution networks. Although we have converted a substantial number of customers to alternative treatment systems, we may lose market share if some of our customers select, or subsequently switch to, a treatment system that we do not offer.

- The primary raw material used by our CMC business is coal tar, a by-product of coke production. Currently, our CMC business supplies our North American RUPS business with 100 percent of its creosote requirements. A shortage in the supply of domestic coal tar or a reduction in the quality of coal tar could require us to increase coal tar or creosote imports to meet future creosote demand. This could cause a significant increase in our operating expenses and we may be unable to pass some or all of these costs on to our customers.

- In certain circumstances coal tar may also be used as an alternative to fuel. In the past, increases in energy prices have resulted in higher coal tar costs which we have attempted to pass through to our customers. If these increased costs cannot be passed through to our customers, it could result in reduced profitability for our coal tar-based products.

- Our price realizations and profit margins for phthalic anhydride have historically fluctuated with the price of orthoxylene and its relationship with phthalic anhydride; however, during periods of excess supplies of phthalic anhydride, profitability may be reduced despite high levels for orthoxylene prices.

- Our price realizations and profit margins for phthalic anhydride, naphthalene and carbon black feedstock have historically fluctuated with the market price of crude oil, market prices for chemicals derived from crude oil, such as orthoxylene, or market indices derived from crude oil.

- We import certain raw materials that are used in our products that are, or may become, subject to tariffs, trade restrictions or supply chain disruptions. For example, in the third and fourth quarters of 2021, our PC and utility and industrial products businesses were negatively impacted when late deliveries of chromic acid, which is used in a key wood treatment chemical, resulted in lost sales and higher costs to serve customers with limited supply.

If the costs of raw materials increase significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline.

We face risks related to our substantial indebtedness.

As of December 31, 2022, we had total outstanding debt of $825.3 million, and approximately $412.0 million of additional unused borrowing capacity under our $800.0 million revolving credit agreement (the "Credit Facility") with a consortium of banks which replaced our previous $600.0 million senior secured revolving credit facility and $100.0 million secured term loan facility (the latter having been fully repaid as of March 31, 2022). Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under the Senior Notes due 2025 (the "2025 Notes") and the Credit Facility as described in Note 15 of the Notes to Consolidated Financial Statements. Our high level of debt can result and in the past has resulted in a substantial portion of cash flow from operations being dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, including paying our vendors within agreed upon terms, capital expenditures, and business opportunities.

A high level of indebtedness could have other adverse consequences to us, including:

- making it more difficult for us to make payments on our debt;

- increasing our vulnerability to general economic and industry conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings under our Credit Facility are at variable rates;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our Credit Facility and the indenture governing the 2025 Notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Credit Facility and the indenture governing the 2025 Notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

- incur additional debt;
- pay dividends or distributions on our capital stock or repurchase our capital stock;
- issue stock of subsidiaries;
- make certain distributions;
- make certain investments;
- create liens on our assets to secure debt;
- enter into transactions with affiliates;
- modify material documents (including organizational documents);
- make certain acquisitions;
- merge or consolidate with another company; and
- sell or otherwise transfer assets.

In addition, under the Credit Facility, we are required to meet specified financial ratios in order to undertake certain actions, and we are required to maintain a specified minimum cash interest coverage ratio and a maximum total net leverage ratio. Our ability to meet those tests can be affected by events beyond our control, and we cannot assure you that we will meet them. A breach of any of these covenants could result in a default under our Credit Facility. Upon the occurrence of an event of default under our Credit Facility, the lenders could elect to declare all amounts outstanding under our Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such a declaration by the lenders under our Credit Facility would also constitute an event of default under our 2025 Notes. Similarly, a default under our 2025 Notes could also constitute an event of default under our Credit Facility.

Finally, the terms of the Credit Facility contain a springing maturity in the event we do not refinance or repurchase our 2025 Notes. The maturity date of the Credit Facility is currently June 17, 2027; however that could be accelerated if the 2025 Notes are not repurchased, redeemed or refinanced prior to November 15, 2024.

If we were unable to repay those amounts, the lenders under our Credit Facility could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets as collateral under our Credit Facility. If the lenders under our Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Credit Facility, as well as our unsecured indebtedness, including the 2025 Notes.

We may not be able to generate sufficient cash to service all of our indebtedness, including the 2025 Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the 2025 Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, delay payments to vendors, sell assets, seek additional capital, or restructure or refinance our indebtedness, including the 2025 Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Credit Facility restricts our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

15

Demand for our products is cyclical and we may experience prolonged depressed market conditions for our products.

Our products are sold primarily into markets which historically have been cyclical, such as wood preservation, aluminum and specialty chemicals.

- The principal use of our wood preservation chemicals is in the manufacture of treated lumber, which is used mainly for residential applications, such as wood decking, and also industrial applications, such as the treating of railroad crossties and utility poles. Therefore, a decline in remodeling and construction could reduce demand for wood preservation chemicals for residential applications and a decline in the capital spending practices for railroads and utility companies could reduce demand for wood preservation chemicals for industrial applications.

- The principal consumers of our carbon pitch are primary aluminum smelters. Although the global aluminum industry has experienced growth on a long-term basis, the aluminum industry has experienced a shift in primary aluminum production from the mature geographies, where we have historically enjoyed high market shares, to emerging economies.

- The principal use of our phthalic anhydride product is in the manufacture of plasticizers and flexible vinyl, which are used mainly in the housing and automobile industries. Therefore, a decline in remodeling and construction or global automobile production could reduce the demand for phthalic anhydride.

We are dependent on major customers for a significant portion of our net sales, and the loss of one or more of our major customers could result in a significant reduction in our profitability as a whole or the profitability of a particular product.

Although no one customer accounted for more than six percent of our net sales for the year ended December 31, 2022, our top ten customers accounted for approximately 39 percent of our net sales in the aggregate. The loss of a significant customer could have a material adverse effect on our business, cash flow and financial condition.

The development of new technologies or changes in our customers' products could reduce the demand for our products.

Our products are used for a variety of applications by our customers. Changes in our customers' products or processes may enable our customers to reduce consumption of the products we produce or make our products unnecessary. Customers may also find alternative materials or processes that no longer require our products.

As a producer of wood preservatives, we may incur additional costs under our warranties or otherwise for claims related to treated-wood products.

We provide limited warranties on certain treated-wood products. These limited warranties cover treated-wood products that are produced by certain of our customers who use wood preservatives supplied by us. The limited warranties generally provide for replacement of properly treated-wood (treated-wood only) or refund of the purchase price for the treated-wood product that prematurely fails due to fungal decay or termite attack. We (or our customers) receive claims under these warranties or other claims relating to alleged failures of treated-wood products. Our profitability could be adversely affected if the amount of warranty claims against us or our customers significantly increase.

Hazards associated with chemical manufacturing may cause suspensions or interruptions of our operations.

Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related use, storage and transportation of raw materials, products and wastes in our manufacturing facilities and our distribution centers, such as fires, explosions and accidents that could lead to a suspension or interruption of operations. Any disruption could reduce the productivity and profitability of a particular manufacturing facility or of our Company as a whole. Other hazards include the following:

- piping and storage tank leaks and ruptures;

- mechanical failure;

- exposure to hazardous substances; and

- chemical spills and other discharges or releases of toxic or hazardous wastes, substances or gases.

These hazards, among others, may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions, cleanup costs and lawsuits by injured persons. While we are unable to predict the outcome of such matters, if determined adversely to us, we may not have adequate insurance to cover related costs or liabilities and, if not, we may not have sufficient cash flow to pay for such costs or liabilities. Such outcomes could harm our customer goodwill and reduce our profitability and could have a material adverse effect on our business, financial condition, cash flow and results from operations.

We are subject to extensive environmental laws and regulations and may incur significant costs as a result of continued compliance with, violations of or liabilities under environmental laws and regulations.

Like other companies involved in environmentally sensitive businesses, our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations, including those concerning the following, among other things:

- the treatment, storage and disposal of wastes;

- the investigation and remediation of contaminated soil and groundwater;

- the discharge of effluents into waterways;

- the emission of substances into the air;

- the marketing, sale, use and registration of our chemical products, such as creosote, chromated copper arsenate and MicroPro®;

- the U.S. Environmental Protection Agency's regulation under the Federal Insecticide, Fungicide, and Rodenticide Act which requires the registration and authorization of antimicrobial pesticide products to be used for various applications in the United States;

- the Health Canada Pest Management Regulatory Agency and its Pest Control Products Act which requires the registration and authorization of antimicrobial pesticide products to be used for various applications in Canada;

- the European Union's regulation under the Registration Evaluation Authorization and Restriction of Chemicals, which requires manufacturers or importers of substances manufactured or imported into the European Union in quantities of one ton per year or more to register with a central European Chemicals Agency;

- the European Union's regulation under the Biocidal Products Regulation, which requires a biocidal product to be authorized by the European Chemicals Agency before it can be marketed or used in the European Union;

- the Great Britain Biocidal Products Regulation, which requires a biocidal product to be authorized before it can be marketed or used in Great Britain; and

- other matters relating to environmental protection and various health and safety matters.

We have incurred, and expect to continue to incur, significant costs to comply with environmental laws and regulations as a result of remediation obligations. We could incur significant costs, including cleanup costs, fines, civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2022 were $10.9 million, which include provisions primarily for environmental remediation. In addition, we incur significant annual operating expenses related to environmental matters and significant capital expenditures related to environmental control facilities. Capital expenditures related to environmental control facilities in 2023 are expected to total approximately $16 million and are expected to be funded by operations.

Contamination has been identified and is being investigated and remediated at many of our sites by us or other parties. We believe that we will have continuing significant expenditures associated with compliance with environmental laws and regulations and, to the extent not covered by insurance or available recoveries under third-party indemnification arrangements, for present and future remediation efforts at plant sites and third-party waste sites and other liabilities associated with environmental matters. There can be no assurance that these expenditures will not exceed current estimates and will not have a material adverse effect on our business, financial condition, cash flow and results of operations.

Actual costs and liabilities to us may exceed forecasted amounts. Moreover, currently unknown environmental issues, such as the discovery of additional contamination or the imposition of additional sampling or cleanup obligations with respect to our sites or third-party sites, may result in significant additional costs, and potentially significant expenditures could be required in order to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. We also are involved in various litigation and proceedings relating to environmental matters and toxic tort claims.

Future climate change regulation could result in increased operating costs and reduced demand for our products.

Increasing societal concerns about climate change have resulted in international efforts to limit greenhouse gas (GHG) emissions. International climate change-related efforts, such as the Paris Agreement, may impact the regulatory framework of countries whose policies and laws directly influence our operations. Currently, in the United States, various federal, state and regional legislative and regulatory measures to address greenhouse gas are in phases of consideration, promulgation or implementation. These include actions which could require reductions in our greenhouse gas emissions or establish a carbon tax.

Heavy energy-using installations in the European Union operate under the EU Emissions Trading System (EU ETS), a cap and trade system on emissions. Under this system, organizations apply to the Member State for an allowance of GHG emissions. These allowances are gradually reduced year by year, to encourage reductions and are also tradable to enable companies that reduce their GHG emissions to sell their excess allowances to companies that are not reaching their emissions objectives. The Green Deal, which was approved by the EU Parliament in 2020, has set a goal of a 55 percent reduction in emissions by 2030 and carbon neutrality by 2050. This will include revising and possibly expanding the EU ETS and setting targets for sectors outside the EU ETS.

In Australia, the National Greenhouse and Energy Reporting Scheme requires large volume emitters (such as Koppers) to report carbon emissions and energy use to the government annually and, if they exceed certain thresholds, the 'Safeguard Mechanism' requires facilities to set an emissions baseline and purchase certificates if they exceed that baseline. Although Koppers does not currently exceed the threshold for the Safeguard Mechanism (100,000 TCO2e scope 1 emissions), it is foreseeable that the government could lower the threshold in the future. At the state level in Australia, the New South Wales Environment Protection Authority released its draft Climate Change Policy and Action Plan, which proposes to introduce greenhouse gas emission targets and limits on environment protection licenses – this is currently in an industry/public consultation phase. During 2022, the Australian Competition and Consumer Commission and the Australian Securities and Investments Commission both announced they would be increasing monitoring of, and penalties for, misleading statements in relation to net zero commitments.

Any laws or regulations that are adopted to reduce emissions of GHGs could (i) cause an increase to our raw material costs, (ii) increase our costs to operate and maintain our facilities, (iii) increase costs to administer and manage emissions programs, and (iv) have an adverse effect on demand for our products.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty, general liability, workers' compensation, pollution legal liability and other insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum limits. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance and remediation. In addition, from time to time, various types of insurance for companies in our industry have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Adverse weather conditions or natural disasters, including conditions associated with or exacerbated by climate change, may reduce our operating results.

Our quarterly operating results fluctuate due to a variety of factors that are outside our control, including inclement weather conditions, which in the past have caused a decline in our operating results. For example, adverse weather conditions have at times negatively impacted our supply chain as wet conditions impacted logging operations, reducing our ability to procure crossties. In addition, adverse weather conditions have had a negative impact on our customers in our pavement sealer and wood preservation businesses, resulting in a negative impact on our sales of these products. Moreover, demand for many of our products declines during periods of inclement weather. Finally, natural disasters, including wildfires, hurricanes and earthquakes could affect our revenue and operating results. It is impossible to predict the timing, magnitude or location of such natural disasters or their impacts on the local economy and on our operations. If a major wildfire, hurricane or other natural disaster were to disrupt the supply of our raw materials or damage or destroy our facilities or manufacturing equipment, we may experience potential impacts ranging from production and shipping delays to lost profits and revenues. Global climate change may exacerbate the frequency and intensity of adverse weather conditions or natural disasters, such as wildfires, hurricanes, tornadoes, drought, water shortages, rainfall, unseasonably warm winter months, or other weather events, many of which have increased in severity in recent years, in geographic areas where our products are manufactured, distributed, sold and used and where our supply chains are located, and our sales and operating results may be affected to a greater degree than we have previously experienced. Such weather conditions could pose physical risks to our facilities and critical infrastructure in the United States and abroad, disrupt the operation of our supply chain and third-party vendors, and may impact our operating results.

Beazer East and Beazer Limited may not continue to meet their obligations to indemnify us.

Under the terms of the asset purchase agreement between us and Koppers Company, Inc. (now known as Beazer East, Inc.) upon the formation of Koppers Inc. in 1988, subject to certain limitations, Beazer East and Beazer Limited assumed the liability for and indemnified us against, among other things, certain clean-up liabilities for contamination occurring prior to the purchase date at sites acquired from Beazer East and certain third-party claims arising from such contamination (the "Indemnity"). Beazer East and Beazer Limited (which are indirect subsidiaries of Heidelberg Cement AG) may not continue to meet their obligations. Beazer East could in the future choose to challenge its obligations under the Indemnity or our satisfaction of the conditions to indemnification imposed on us thereunder. The government and other third parties may have the right under applicable environmental laws to seek relief directly from us for any and all such costs and liabilities.

In July 2004, we entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. To the extent that such third-party claims were not tendered by July 2019, Beazer East is not required to pay the costs arising from such claims under the Indemnity and furthermore, Beazer East may now tender certain of such claims to Koppers Inc. However, with respect to any such claims which were made by July 2019, Beazer East will continue to be responsible for such claims under the Indemnity beyond July 2019. The July 2004 amendment did not change the provisions of the Indemnity with respect to indemnification for non-environmental claims, such as product liability claims, which claims may continue to be asserted after July 2019. Qualified expenditures under the Indemnity are not subject to a monetary limit.

The Indemnity provides for the resolution of issues between Koppers Inc. and Beazer East by an arbitrator on an expedited basis upon the request of either party. The arbitrator could be asked, among other things, to make a determination regarding the allocation of environmental responsibilities between Koppers Inc. and Beazer East. Arbitration decisions under the Indemnity are final and binding on the parties.

Without Beazer East continuing to assume the financial responsibility under the Indemnity, the obligation to pay the costs and assume the liabilities relating to these matters would have a significant impact on our net income, liquidity and cash flows. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to environmental matters covered by the Indemnity, which could result in our having significant negative net worth. Finally, the Indemnity does not afford us indemnification against environmental costs and liabilities attributable to acts or omissions occurring after the closing of the acquisition of assets from Beazer East under the asset purchase agreement, nor is the Indemnity applicable to liabilities arising in connection with other acquisitions by us after that closing.

Litigation and other proceedings against us could be costly and time-consuming to defend, and due to the nature of our business and products, we may be liable for damages arising out of our acts or omissions, which may have a material adverse effect on us.

We are and have been a defendant in a significant number of lawsuits in which the plaintiffs claim they have suffered a variety of illnesses (including cancer) and/or property damage as a result of exposure to coal tar pitch, pavement sealer, benzene, wood treatment chemicals and other chemicals. In addition, we are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, governmental investigations, employment disputes, and customer and supplier disputes arising out of the conduct of our business. We also are involved in various litigation and proceedings relating to environmental matters. Any litigation, investigation or regulatory enforcement action that may arise in these or other contexts could result in substantial costs and may divert management's attention and resources away from the day-to-day operation of our business.

We are indemnified for certain product liability exposures under the Indemnity with Beazer East related to products sold prior to the closing of the acquisition of assets from Beazer East. Beazer East and Beazer Limited may not continue to meet their indemnification obligations. In addition, Beazer East could choose to challenge its indemnification obligations or our satisfaction of the conditions to indemnification imposed on us thereunder. If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to such matters, which could result in us having significant negative net worth.

Intellectual property rights are important to our business. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

Proprietary protection of our processes, apparatuses and other technology is important to our business, particularly in our PC business. Consequently, we may have to rely on judicial enforcement of our patents and other proprietary rights, which is generally a time consuming and expensive process. While a presumption of validity exists with respect to patents issued to us in the United States, there can be no assurance that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, if any pending patent application filed by us does not result in an issued patent, or if patents are issued to us, but such patents do not provide meaningful protection of our intellectual property, or if patents issued to us expire, then our ability to compete may be adversely affected. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could have a material adverse effect on our business, cash flow and financial condition. The growth of our business also depends on our ability to develop new intellectual property rights, including patents, and the successful implementation of innovation initiatives. There can be no assurance that our efforts to do so will be successful and the failure to do so could negatively impact our results of operations.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position, particularly in our PC business. While it is our practice to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached or may not provide meaningful protection for our trade secrets or proprietary know-how, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and know-how. In addition, others could obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have a material adverse effect on our business, cash flow and financial condition.

We may be required to recognize impairment charges for our long-lived assets.

At December 31, 2022, the net carrying value of long-lived assets (property, plant and equipment, operating lease right-of- use assets, goodwill and other intangible assets) totaled $1,053.7 million. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill and other long-lived assets. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our shareholders' equity and could affect compliance with the covenants in our debt agreements.

We are subject to risks inherent in foreign operations, including additional legal regulation, and changes in social, political and economic conditions.

We have operations in the United States, Australia, Denmark, the United Kingdom, New Zealand and Canada, among others, and sell our products in many foreign countries. For the year ended December 31, 2022, net sales from products sold by our foreign subsidiaries accounted for approximately 33 percent of our total net sales.

Doing business on a global basis requires us to comply with the laws and regulations of the U.S. government and various international jurisdictions. These regulations place restrictions on our operations, trade practices and partners and investment decisions. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, and economic sanction programs administered by the U.S. Treasury Department's Office of Foreign Assets Control. Violations of these laws and regulations may result in civil or criminal penalties, including fines.

For example, some of our operations are subject to the United Kingdom's and European Union's General Data Protection Regulation ("GDPR"). The GDPR imposes a range of compliance obligations for companies that process personal data of United Kingdom and European Union residents and includes financial penalties for non-compliance. We process personal data of our employees who are United Kingdom or European Union residents and will continue dedicating financial resources and management time to GDPR compliance. We bear the cost of compliance with the GDPR and are subject to fines and penalties in the event of a breach of the GDPR, which could have an adverse impact on our business, financial condition or results of operations.

Political and financial instability can lead to economic uncertainty and may adversely impact our business. In addition, as a global business, we are also exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. Our international revenues could be reduced by currency fluctuations or devaluations. Changes in currency exchange rates could lower our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also reduce our profitability. We are also subject to potentially increasing transportation and shipping costs associated with international operations. Furthermore, we are also exposed to risks associated with changes in the laws and policies governing foreign investments in countries where we have operations as well as changes in U.S. laws and regulations relating to foreign trade and investment.

Geopolitical events and the risk of related government actions affecting our business and our customers or raw material suppliers may adversely impact our business, results of operations and cash flows.

Geopolitical events, such as systemic political or economic instability, civil unrest, outbreak of war or expansion of hostilities or acts of terrorism, whether occurring in the United States or abroad, could disrupt our operations or the operations of one or more of our raw material suppliers or customers, or could severely damage or destroy one or more of our facilities located in the affected areas, which could in turn adversely affect our ability to obtain raw materials from our suppliers or transport products to our customers. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. Further, the United States government, other governments or international organizations could impose sanctions that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include raw material suppliers or customers. For example, due to the Russian invasion of Ukraine, our European-based CMC business lost a substantial portion of its coal tar requirements that were previously sourced from the Russian Federation and Ukraine. Geopolitical events further impacting these countries, or other countries from which we source raw materials or where our facilities or customers are located, could adversely affect the impacted business segments. Any such occurrence could have a material adverse effect on our operating results, financial condition, cash flows and liquidity.

Labor disputes could disrupt our operations and divert the attention of our management and may cause a decline in our production and a reduction in our profitability.

Many of our employees are represented by a number of different labor unions and are covered under numerous labor agreements. Typically, a number of our labor agreements are scheduled to expire each year. We may not be able to reach new agreements without union action or on terms satisfactory to us. Any future labor disputes with any such unions could result in strikes or other labor protests, which could disrupt our operations and divert the attention of our management from operating our business. If we were to experience a strike or work stoppage, it may be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. Any such labor disputes could cause a decline in our production and a reduction in our profitability.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

We have recently experienced increased labor shortages at some of our production facilities and other locations. While we have historically experienced some level of ordinary course turnover of employees, the COVID-19 pandemic and resulting actions and impacts have exacerbated labor shortages and increased turnover. A number of factors have had and may continue to have adverse effects on the labor force available to us, including reduced employment pools, unemployment subsidies, including unemployment benefits, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. Labor shortages and increased turnover rates within our workforce have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse effect on our operating results, financial condition, cash flows and liquidity.

Our post-retirement obligations are currently underfunded. We may be required to make significant cash payments to our pension and other post-retirement plans, which will reduce the cash available for our business.

As of December 31, 2022, our benefit obligation under our defined benefit pension plans exceeded the fair value of plan assets by $29.6 million. Our pension asset funding to total pension obligation ratio was 81 percent as of December 31, 2022. The underfunding was caused, in large part, by fluctuations in the financial markets that impacted the value of the assets in our defined benefit pension plans and by fluctuations in interest rates which decreased the discounted pension liabilities. In addition, our obligations for other post-retirement benefit obligations are unfunded and total $6.0 million at December 31, 2022.

During the years ended December 31, 2022 and December 31, 2021, we contributed $1.6 million and $2.8 million, respectively, to our post-retirement benefit plans. Management expects that any future obligations under our post- retirement benefit plans that are not currently funded will be funded from our future cash flow from operations. If our contributions to our post-retirement benefit plans are insufficient to fund the post-retirement benefit plans adequately to cover our future obligations, the performance of the assets in our pension plans does not meet our expectations or other actuarial assumptions or mandatory funding laws are modified, our contributions to our post-retirement benefit plans could be materially higher than we expect, thus reducing the cash available for our business.

We may incur significant charges in the event we close all or part of a manufacturing plant or facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products or close all or part of a manufacturing plant or facility, any of which could cause us to incur significant charges. The actual costs to close a manufacturing facility may exceed our original cost estimate and may have a material adverse effect on our financial condition, cash flow from operations and results from operations.

We may be subject to information technology systems failures, network disruptions and breaches of data security, which could harm our relationships with our customers and third-party business partners, subject us to negative publicity and litigation and cause substantial harm to our business.

We depend on integrated information systems to conduct our business. Information technology systems failures could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting. System failures include risks associated with upgrading our systems, integrating information technology and other systems in connection with the integration of businesses we acquire, network disruptions and breaches of data security. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, and/or errors by our employees.

We have been subject to cyberattacks in the past, including phishing and malware incidents, and although no such attack has had a material adverse effect on our business, this may not be the case with future attacks. As the prevalence of cyberattacks continues to increase, our information technology systems may be subject to increased security threats and we may incur additional costs to upgrade and maintain our security measures in place to prevent and detect such threats. The security and privacy measures that our vendors and customers implement may not be sufficient to prevent and detect cyberattacks that could have a material adverse effect on our financial condition, results of operations and cash flows. While our vendor agreements typically contain provisions that seek to eliminate or limit our exposure to liability for damages from a cyberattack, we cannot assure that such provisions will withstand legal challenges or cover all or any such damages.

In addition, outside parties may attempt to fraudulently induce employees or customers to disclose access credentials or other sensitive information in order to gain access to our systems and networks. We also may be subject to additional vulnerabilities as we integrate the systems, computers, software and data of acquired businesses and third-party business partners into our networks and separate the systems, computers, software and data of disposed businesses from our networks.

There are no assurances that our security measures, our business continuity and disaster recovery plans or actions or our investments to improve the maturity of our systems, processes and risk management framework to remediate vulnerabilities will be sufficient or completed quickly enough to prevent or detect or limit the impact of critical adverse events such as cyberattacks or security breaches. Potential consequences include, but are not limited to, transactional errors, business disruptions, loss of or damage to intellectual property, loss of customers and business opportunities, unauthorized access to or disclosure of confidential or personal information, regulatory fines, penalties or litigation, reputational damage, reimbursement or other compensatory costs and additional compliance costs. Any of these could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.

We are not required to pay dividends, and our shareholders are not guaranteed, and do not have contractual rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to change or revoke our dividend policy. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

The ability of Koppers Inc. and its subsidiaries to pay dividends or make other payments or distributions to us will depend on our operating results and may be restricted by, among other things, the covenants in our Credit Facility. Our ability to pay dividends is also limited by the indenture governing the 2025 Notes as well as Pennsylvania law and may in the future be limited by the covenants of any future outstanding indebtedness we or our subsidiaries incur. If a dividend is paid in violation of Pennsylvania law, each director approving the dividend could be liable to the corporation if the director did not act with such care as a person of ordinary prudence would use under similar circumstances. Directors are entitled to rely in good faith on information provided by employees of the corporation and experts retained by the corporation. Directors who are held liable would be entitled to receive a contribution to any such liability from any shareholders who received an unlawful dividend knowing it to be unlawful. Furthermore, we are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock.

Provisions of our charter documents may inhibit a takeover, which could negatively affect our stock price.

Provisions of our charter documents and the Business Corporation Law of Pennsylvania, the state in which we are incorporated, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our shareholders. Our Amended and Restated Articles of Incorporation (our "Articles of Incorporation") and our Second Amended and Restated Bylaws (our "Bylaws") provide for various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, our Articles of Incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our shareholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. The following additional provisions could make it more difficult for shareholders to effect certain corporate actions:

- Our shareholders will be able to remove directors only for cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors.

- Under Pennsylvania law, cumulative voting rights are available to the holders of our common stock if our Articles of Incorporation have not negated cumulative voting. Our Articles of Incorporation provide that our shareholders do not have the right to cumulative votes in the election of directors.

- Our Articles of Incorporation do not permit shareholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. The Articles of Incorporation also provide that special meetings of our shareholders may be called only by the board of directors or the chairman of the board of directors.

- Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

General Risk Factors

Conditions in the global economy and global capital markets may adversely affect our results of operations, financial condition and cash flows.

In recent history, the U.S. and global economy and capital markets have experienced significant uncertainties and volatility. Our business and operating results can be significantly affected by global economic issues. Our customers may experience deterioration of their business during the adverse business cycles. They may experience cash flow shortages and may have difficulty obtaining financing. As a result, our customers may delay or cancel plans to purchase our products and may not be able to fulfill their payment obligations to us in a timely fashion. Our suppliers may be experiencing similar conditions which could impact their ability to supply us with raw materials and otherwise fulfill their obligations to us. If global economic conditions deteriorate significantly, there could be a material adverse effect to our results of operations, financial condition and cash flows.

In addition, we rely on our Credit Facility with a consortium of banks to provide us with liquidity to meet our working capital needs. Our ability to fund our liquidity needs and working capital requirements could be impacted in the event that disruptions in the credit markets result in the banks being unable to lend to us under our Credit Facility.

Global economic issues could prevent us from accurately forecasting demand for our products, which could have a material adverse effect on our results of operations and our financial condition.

Adverse global economic issues, market instability and volatile commodity price fluctuations make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demands and sales prices, which could cause us to procure raw materials in excess of end-product demand. This could cause a material increase to our inventory carrying costs and, in the event of falling market prices for our end products, result in significant charges to write-down inventory to market prices.

Health concerns arising from the outbreak of a health epidemic or pandemic may have an adverse effect on our business, operating results and financial condition.

Health epidemics or pandemics may have a significant impact on global markets as a result of supply chain and production disruptions, workforce restrictions, reduced spending and other factors. Our operating results are subject to fluctuations based on general economic conditions, and the extent to which a health epidemic or pandemic ultimately may impact our business will depend on future developments, such as the efficacy of spread prevention measures and new vaccines, the duration of the outbreak and business closures or business disruptions for us, our suppliers and our customers, all of which are highly uncertain and cannot be predicted with confidence.

Any resulting financial distress of our customers due to deterioration in economic conditions could result in reduced sales and decreased collectability of accounts receivable, which would negatively impact our results of operations, cash flows and liquidity. A health epidemic or pandemic also could have a material impact on our ability to obtain the raw materials and parts that we need in order to manufacture our products as our suppliers face disruptions in their businesses or closures. If our suppliers fail to meet our manufacturing needs, it could delay our production and shipments to customers and negatively affect our operations, cash flows and liquidity.

To the extent a future health epidemic or pandemic adversely affects our business and financial results, it also may have the effect of increasing many of the other risks described herein.

We may not be able to compete successfully in any or all of the industry segments in which we operate.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be affected. We believe that the most significant competitive factor for our products is selling price.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We may not be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive and certain of our products may, as a result, become obsolete or less attractive to our customers.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to income tax laws and regulations in the United States and various foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our income tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our income tax provision and income tax liabilities could be adversely affected by the jurisdictional mix of earnings, changes in valuation of deferred tax assets and liabilities and changes in tax laws and regulations. In the ordinary course of our business, we are also subject to continuous examinations of our income tax returns by tax authorities. Although we believe our tax estimates are reasonable, the final results of any tax examination or related litigation could be materially different from our related historical income tax provisions and accruals. Adverse developments in an audit, examination or litigation related to previously filed tax returns, or in the relevant jurisdiction's tax laws, regulations, administrative practices, principles and interpretations could have a material effect on our results of operations and cash flows in the period or periods for which that development occurs, as well as for subsequent periods.

Our strategy to selectively pursue complementary acquisitions may present unforeseen obstacles, risks or costs.

Our business strategy includes the potential acquisition of businesses and entering into joint ventures and other business combinations that we expect would complement and expand our existing products and the markets where we sell our products. We may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture or other transaction on acceptable terms. We cannot predict the timing and success of our efforts to acquire any particular business. Also, efforts to acquire other businesses or the implementation of other elements of this business strategy may divert managerial resources away from our business operations. In addition, our ability to engage in strategic acquisitions may depend on our ability to raise substantial capital and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all. Our failure to identify suitable acquisition or joint venture opportunities may restrict our ability to grow our business. In addition, we may not be able to successfully integrate businesses that we acquire in the future or have recently acquired, which could lead to increased operating costs, a failure to realize anticipated operating synergies, or both.

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We depend on our senior management team and other key employees and the loss of these employees could adversely affect our business.

Our success is dependent on the management, experience and leadership skills of our senior management team and key employees. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel with similar industry experience could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management and key personnel or to attract additional qualified personnel when needed. Senior management or key personnel may retire or resign from time to time.

Our stock price may be extremely volatile.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These types of broad market fluctuations may negatively affect the market price of our common stock.

Some specific factors that may have a significant effect on our common stock market price include the following:

- actual or anticipated fluctuations in our operating results or future prospects;
- the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;

- adverse conditions in the financial markets or general economic conditions, including those resulting from war, pandemic, incidents of terrorism and responses to such events;
- sales of common stock by us, members of our management team or a significant shareholder;
- changes in stock market analyst recommendations or earnings estimates regarding our common stock or other comparable companies; and
- changes in our current dividend policy or the elimination, reduction or suspension of our dividend.

We cannot predict the extent to which investor interest in our company will continue to support an active trading market for our common stock on the New York Stock Exchange (the "NYSE") or otherwise or how liquid that market will continue to be. If there does not continue to be an active trading market for our common stock, you may have difficulty selling any of our common stock that you buy.

If securities analysts or industry analysts publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. We may also issue shares of our common stock, or other securities, in connection with employee stock compensation programs, employee stock purchase programs and board of directors' compensation. In addition, we may issue shares of our common stock or other securities in public or private offerings as part of our efforts to raise additional capital. In the event any such acquisition, investment, issuance under stock compensation programs or offering is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our equity securities may dilute your percentage ownership in us.

Our ability to raise capital in the future may be limited.

Our ability to raise capital in the future may be limited. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings diluting their interest and reducing the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following chart sets forth information regarding our production facilities. Generally, our production and port facilities are suitable and adequate for the purposes for which they are intended and overall have sufficient capacity to conduct business in the upcoming year.

Primary Product Line	Location	Description of Property Interest
Railroad and Utility Products and Services		
Railroad crossties	Ashcroft, British Columbia, Canada	Owned
Utility poles	Bunbury, Western Australia, Australia	Owned/Leased
Railroad crossties	Camden, Arkansas	Owned/Leased
Railroad crosstie materials recovery	Domino, Texas	Leased
Utility poles	Eutawville, South Carolina	Owned
Railroad crossties	Florence, South Carolina	Owned
Railroad crossties	Galesburg, Illinois	Leased
Utility poles	Grafton, New South Wales, Australia	Owned
Railroad crossties	Guthrie, Kentucky	Owned
Rail joint bars	Huntington, West Virginia	Leased
Railroad crosstie materials recovery	L'Anse, Michigan	Leased
Utility poles	Leland, North Carolina	Owned
Utility poles	Longford, Tasmania, Australia	Owned
Railroad structures	Madison, Wisconsin	Owned
Railroad crossties	Muncy, Pennsylvania	Owned
Utility poles	Newsoms, Virginia	Owned
Utility poles	North, South Carolina	Owned
Railroad crossties	North Little Rock, Arkansas	Owned
Railroad crossties	Roanoke, Virginia	Owned
Railroad crossties and utility poles	Somerville, Texas	Owned
Utility poles	Takura, Queensland, Australia	Leased
Utility poles	Vance, Alabama	Leased
Utility poles	Vidalia, Georgia	Owned
Railroad crossties	Williamsville, Missouri	Owned
Performance Chemicals		
Wood preservation chemicals	Auckland, New Zealand	Owned
Wood preservation chemicals	Darlington, United Kingdom	Owned
Wood preservation chemicals	Geelong, Victoria, Australia	Owned
Intermediate copper products	Hubbell, Michigan	Leased
Wood preservation chemicals	Millington, Tennessee	Owned
Wood preservation chemicals	Mt. Gambier, South Australia, Australia	Owned
Wood preservation chemicals	Rock Hill, South Carolina	Owned
Carbon Materials and Chemicals		
Carbon products	Mayfield, New South Wales, Australia	Owned
Carbon products	Nyborg, Denmark	Owned/Leased
Carbon products, phthalic anhydride	Stickney, Illinois	Owned

Koppers Holdings Inc.   2022 Annual Report

Our corporate offices are located in leased office space in Pittsburgh, Pennsylvania. The lease term expires on December 31, 2028. We also own office space in Griffin, Georgia.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation and other proceedings relating to environmental laws and regulations, toxic tort, product liability and other matters. An adverse outcome for certain of these cases could result in a material adverse effect on our business, cash flows and results of operations. The information related to legal matters set forth in Note 19 to the Consolidated Financial Statements of Koppers Holdings Inc. included in Item 8 of Part II of this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of our and Koppers Inc.'s executive officers as of February 27, 2023. Our executive officers hold their positions until the annual meeting of the board of directors or until their respective successors are elected and qualified.

Name	Age	Position
Stephanie L. Apostolou	42	General Counsel and Secretary, Koppers Holdings Inc. and Koppers Inc., and Director of Koppers Inc.
Leroy M. Ball	54	President, Chief Executive Officer, and Director of Koppers Holdings Inc. and Koppers Inc.
Joseph P. Dowd	62	Global Vice President, Zero Harm, Koppers Inc.
Leslie S. Hyde	62	Senior Vice President and Chief Sustainability Officer, Koppers Inc.
Stephen G. Lucas	57	Vice President, Culture and Engagement, Koppers Inc.
Bradley A. Pearce	56	Chief Accounting Officer, Koppers Holdings Inc. and Koppers Inc.
Daniel J. Skrovanek, Ph.D.	61	Vice President, Growth and Innovation, Koppers Inc.
Jimmi Sue Smith	50	Chief Financial Officer, Koppers Holdings Inc. and Koppers Inc., and Director of Koppers Inc.
James A. Sullivan	59	Executive Vice President and Chief Operating Officer, Koppers Holdings Inc. and Koppers Inc.
Kevin Washington	54	Vice President, External Affairs, Koppers Inc.

Ms. Apostolou has served as General Counsel and Secretary of Koppers Holdings Inc. and Koppers Inc. since March 2020. From January 2019 to February 2020, Ms. Apostolou served as Deputy General Counsel and Assistant Secretary of Koppers Holdings Inc. and Koppers Inc. From January 2018 to December 2018, Ms. Apostolou served as Assistant General Counsel and Assistant Secretary of Koppers Holdings Inc. and Koppers Inc. From December 2014 to December 2017, Ms. Apostolou served as Assistant General Counsel of Koppers Inc. Ms. Apostolou has served as a Director of Koppers Inc. since May 2020.

Mr. Ball has served as President and Chief Executive Officer of Koppers Holdings Inc. and Koppers Inc. since January 2015. Mr. Ball has served as a Director of Koppers Holdings Inc. since February 2015 and as a Director of Koppers Inc. since May 2013.

Mr. Dowd has served as Global Vice President, Zero Harm, Koppers Inc. since January 2020. From January 2016 to December 2019, Mr. Dowd served as Global Vice President, Safety, Health, Environmental, and Process Excellence, Koppers Inc.

Ms. Hyde has served as Senior Vice President and Chief Sustainability Officer, Koppers Inc. since January 2020. From November 2017 to December 2019, Ms. Hyde served as Vice President, Corporate Strategy and Risk Management, Koppers Inc. From January 2016 to October 2017, Ms. Hyde served as Vice President, Risk Management and Deputy General Counsel of Koppers Inc.

Mr. Lucas has served as Vice President, Culture and Engagement, Koppers Inc. since April 2022. Prior to joining Koppers, from July 2014 to April 2022, Mr. Lucas served as Vice President, Human Resources of AMETEK, Inc., a publicly traded manufacturer of electronic instruments and electromechanical devices.

Mr. Pearce has served as Chief Accounting Officer, Koppers Holdings Inc. and Koppers Inc. since May 2019. From April 2008 to April 2019, Mr. Pearce served as Director, Corporate Control and Taxes, Koppers Inc.

Mr. Skrovanek has served as Vice President, Growth and Innovation, Koppers Inc. since March 2022. From January 2020 to March 2022, Mr. Skrovanek served as Vice President, Purchasing and Strategic Marketing, Koppers Inc. From April 2018 to December 2019, Mr. Skrovanek served as Vice President, Railroad Maintenance of Way. From December 2016 to March 2018, Mr. Skrovanek served as Head of Strategic Initiatives, Koppers Inc.

Ms. Smith has served as Chief Financial Officer and Treasurer of Koppers Holdings Inc. and Koppers Inc. since January 2022. From February 2020 to December 2021, Ms. Smith served as Vice President, Finance and Treasurer of Koppers Holdings Inc. and Koppers Inc. Ms. Smith has served as a Director of Koppers Inc. since January 2022. Prior to joining Koppers, from November 2018 to August 2019, Ms. Smith served as Senior Vice President and Chief Financial Officer of EQT Corporation ("EQT"), a publicly traded natural gas production company. Ms. Smith served as Chief Accounting Officer of EQT from September 2016 to October 2018. Ms. Smith also served as Chief Accounting Officer of the general partners of EQM Midstream Partners, LP and EQGP Holdings, LP from September 2016 to October 2018, and served as Chief Accounting Officer of the general partner of RM Partners, LP, from November 2017 to July 2018.

Mr. Sullivan has served as Executive Vice President and Chief Operating Officer of Koppers Holdings Inc. and Koppers Inc. since January 2020. From May 2018 to December 2019, Mr. Sullivan served as Senior Vice President, Railroad Products and Services and Global Carbon Materials and Chemicals, Koppers Inc. Prior to that, Mr. Sullivan served as Senior Vice President, Global Carbon Materials and Chemicals of Koppers Inc. from April 2014 to May 2018.

Mr. Washington has served as Vice President, External Affairs, Koppers Inc. since June 2022. Prior to joining Koppers, from October 2012 to June 2022, Mr. Washington served as Head of Government Affairs of Illinois Tool Works Inc., a publicly traded manufacturer of industrial products and equipment.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of common stock are listed and traded on the NYSE under the symbol "KOP".

The number of registered holders of Koppers common stock at January 31, 2023 was 79.

Dividend Policy

Our dividend policy provides for quarterly dividends, payable at the discretion of our board of directors. Dividends will be considered if cash generated by our business is in excess of our expected cash needs. Our expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company, acquisitions, taxes and certain other costs. On an annual basis we expect to pay dividends, if declared, with cash flow from operations, but, due to seasonal or other temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Accordingly, our board of directors may decide, in its discretion, at any time, to otherwise modify or repeal the dividend policy. On February 15, 2023, the board of directors declared a quarterly dividend of $0.06 per common share, payable on March 27, 2023 to shareholders of record as of March 10, 2023. Prior to February 2022, we had not declared a dividend since November 2014. Any future determination to declare and pay dividends will be made at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors it may deem relevant.

Because we are a holding company, substantially all the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. Our ability to pay dividends is restricted by limitations on the ability of our only direct subsidiary, Koppers Inc., to pay dividends, as a result of limitations imposed by the Credit Facility, the indenture governing the 2025 Notes and by Pennsylvania law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Restrictions on Dividends to Koppers Holdings."

Issuer Purchases of Equity Securities

The following table sets forth information regarding Koppers Holdings' repurchases of shares of its common stock during the three months ended December 31, 2022:

Period	Total Number of Common Shares Purchased [1]	Average Price paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Common Shares that May Yet be Purchased Under the Plans or Programs (Dollars in Millions)
October 1 – October 31	0	$ 0.00	0	$76.9
November 1 – November 30	172,721	$28.87	172,721	$71.9
December 1 – December 31	0	$ 0.00	0	$71.9
Total	172,721	$28.87	172,721	$71.9

(1) On August 6, 2021, we announced the board of directors approved a $100 million share repurchase program. The repurchase program has no expiration date.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

See description of the segments in "Item 1 – Business".

Non-GAAP Financial Measures

We utilize certain financial measures that are not in accordance with U.S. generally accepted accounting principles (U.S. GAAP) to analyze and manage the performance of our business. We believe that adjusted EBITDA provides information useful to investors in understanding the underlying operational performance of the company, our business and performance trends, and facilitates comparisons between periods and with other corporations in similar industries. The exclusion of certain items permits evaluation and a comparison of results for business operations, and it is on this basis that our management internally assesses our performance. In addition, our board of directors and executive management team use adjusted EBITDA as a performance measure under the company's annual incentive plans.

Although we believe that these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures and should be read in conjunction with the relevant GAAP financial measures. Other companies in a similar industry may define or calculate these measures differently than we do, limiting their usefulness as comparative measures. Because of these limitations, these non-GAAP financial measures should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP.

Adjusted EBITDA is a non-GAAP financial measure defined as net income from continuing operations before interest, income taxes, depreciation and amortization along with other adjustments. These adjustments are items that we believe are not representative of underlying business performance. Adjusted items typically include certain expenses associated with impairment, restructuring and plant closure costs, significant gains and losses on asset disposals or business combinations, LIFO and mark-to-market commodity hedging and other unusual items. Adjusted EBITDA is the primary measure of profitability we use to evaluate our businesses. Refer to "Note 9 – Segment Information" for reconciliations from net income to adjusted EBITDA on a consolidated basis.

Outlook

Trend Overview

Our businesses and results of operations are affected by various competitive and other factors including (i) the impact of global economic conditions on demand for our products, including the impact of imported products from competitors in certain regions where we operate; (ii) raw material pricing and availability, in particular the cost and availability of hardwood lumber for railroad crossties and softwood lumber for utility poles, scrap copper prices, and the cost and amount of coal tar available in global markets, which is negatively affected by reductions in blast furnace steel production; (iii) volatility in oil prices, which impacts the cost of coal tar and certain other raw materials, as well as selling prices and margins for certain of our products including carbon black feedstock, phthalic anhydride, and naphthalene; (iv) competitive conditions in global carbon pitch markets; and (v) changes in foreign exchange rates.

Railroad and Utility Products and Services

Historically, North American demand for crossties had been in the range of 18 million to 22 million crossties annually. However, the crosstie replacement market has been significantly lower in recent years. According to the Railway Tie Association ("RTA"), the estimated total crosstie installations in 2022 were approximately 18.6 million, of which 14.3 million were for Class I railroads. Throughout the pandemic, some sawmills were operating at 50 percent or less of their production capacity. Sawmills provide raw materials to several industries beyond the wood crosstie market and as demand and pricing for pallet and flooring lumber increased significantly during the beginning of 2021, overall crosstie production output was lower than forecasted. Crosstie prices increased significantly as a result of limited supply and railroad customers were deferring their purchases. Given continuing economic uncertainties, the RTA is forecasting a modest increase of 1.1 percent, or 18.8 million crossties, in 2023, primarily from the commercial market while Class I volumes are expected to remain at relatively similar demand levels.

According to the Association of American Railroads ("AAR"), rail traffic in 2022 was lower than in 2021 for most categories. Compared to prior year, total U.S. carload traffic for 2022 was down 0.3 percent, and intermodal units were down 4.9 percent. For 2022, total combined U.S. traffic decreased by 2.8 percent compared to last year. According to the AAR, rail markets are ever evolving. There was solid growth in coal carloads in 2022, largely because higher natural gas prices made coal-fired electricity generation more competitive. However, higher natural gas prices, along with other market disruptors, negatively impacted rail chemical volumes since natural gas is a key raw material for chemical manufacturing. Also, grain carloads were slightly higher in 2022 than the annual average over the past decade, but decreased year-over-year from 2021, which was the best year for grain carloads since 2008. Meanwhile, intermodal volumes in 2022 were relatively strong, but down from an even stronger 2021.

With respect to our utility products business, the installed base for wood distribution poles in the United States is approximately 150 million and nearly half are 40 years old. Industry demand has historically been in the range of approximately two to four million poles annually. On an overall basis, we believe that the rate at which utilities purchase utility poles will grow as they continue replacement programs within their service territories. As a whole, the key factors that drive growth in the utility pole market include growing global energy consumption as well as expansion of the global telecommunication industry. Now more than ever, utilities need to maintain their infrastructure to avoid interruptions in service as portions of the population work remotely. As long as there are not any extended supply chain disruptions, we anticipate that 2023 demand for pole replacements will be higher, as the overall industry is trending toward expanded and upgraded transmission networks. In addition, there is a developing trend in the industry for utilities to maintain some additional inventory to prepare for potentially damaging storms.

With respect to raw materials, we expect the availability of pole supply to be affected as lumber continues to be in high demand for other uses and, consequently, leads to increased costs for pole material. Also, transportation costs, which include fuel costs, are expected to experience some upward pressure and affect the price of pole material delivered to the pole peelers from the forest.

Longer term, we are evaluating opportunities to potentially expand our market presence in the United States as well as certain overseas markets. We believe there remains an overall need for sustained investment in infrastructure and capacity expansion and with our vertical integration capabilities in wood treatment and strong customer relationships, we will ultimately benefit from increased demand.

For the overall segment, a positive development involves the Infrastructure Investment and Jobs Act, which was signed into law on November 15, 2021, and will usher in more than a trillion dollars in new spending across eight years to improve the nation's roads, bridges, rail, Internet, water systems and more. As a global leader in water- and oil-borne preservatives serving many end markets with our wood-treatment technologies, we are well-positioned to benefit from the new legislation. Our products are used in multiple infrastructure applications, including utility poles, railroad ties, highway and construction concrete, steel, aluminum, and wood for construction projects.

As part of optimizing our business, we continue to evaluate a number of opportunities to improve efficiencies in our operational processes, people and facilities. With our 14 North American RUPS treating facilities operating at less than full utilization, our goal is to either capture more volume through the existing facilities or consolidate our operating footprint. Actions we have taken over the past three years include the sale of our Sweetwater, Tennessee plant, exiting the Texas Electric Cooperatives' Jasper, Texas facility and relocating the production of utility products to our existing Somerville, Texas plant and the permanent closure of our Denver, Colorado wood treatment facility. Concurrent with the decision to close the Denver facility, we announced our plan to modernize and upgrade parts of our treating network, specifically at our facility in North Little Rock, Arkansas, which would be primarily funded through proceeds from the sale of non-core assets, including the Denver facility.

Performance Chemicals

As most of the products sold by PC are copper-based products, changes in the price and availability of copper can have a significant impact on product pricing and margins. We attempt to moderate the variability in copper pricing over time by

33

entering into hedging transactions for the majority of our copper needs, which primarily range from six months up to 36 months. These hedges typically match expected customer purchases and from time to time, we enter into forward transactions based upon long-term forecasted needs of copper.

Product demand for our PC business has historically been closely associated with consumer spending on home repair and remodeling projects in North America, and therefore, trends in existing home sales serve as a leading indicator. According to the National Association of Realtors® ("NAR"), total existing-home sales in December were 1.5 percent lower than November, representing the eleventh consecutive month of decline. Three of the four major U.S. regions recorded month-over-month decreases, while sales in the West were unchanged. On a year-over-year basis, December existing home sales were lower by 34 percent, with all regions reporting declines. While December was another difficult month for home buyers due to limited inventory and high mortgage rates, the NAR expects that sales will begin to show improvements as recent declines in rates should help to stabilize the market. This sentiment is supported by December's pending home sales data, a forward-looking indicator of home sales based on contract signings, which increased month- over-month for the first time since May 2022, following six consecutive months of declines.

According to the Leading Indicator of Remodeling Activity ("LIRA") reported by the Joint Center for Housing Studies of Harvard University, there was 16.3 percent year-over-year growth in home renovation and repair expenditures in the fourth quarter of 2022. According to LIRA, expenditures for home improvements and repairs are forecasted to decelerate throughout 2023, going from 14.1 percent in the first quarter to 2.6 percent by the end of the year. Generally, homeowners are likely to pull back on high-end discretionary projects and instead focus their spending on necessary replacements and smaller projects in the immediate future. Although the pace of expenditures is expected to slow substantially this year, new benchmark data from the American Housing Survey has recalibrated the overall market size. As a result, the remodeling market is expected to increase in 2023 by approximately $45 billion, or 10.2 percent, to $485 billion.

The Conference Board Consumer Confidence Index® increased to 108.3 in December, significantly higher than 101.4 in November. Consumer confidence rebounded in December, reversing consecutive declines in October and November to reach its highest level since April 2022. Consumers are indicating a more favorable view regarding the economy and jobs, and inflation expectations in December were at their lowest level since September 2021, primarily due to recent declines in gas prices.

Although the market data and projections for home improvements are continually changing, we anticipate ongoing demand for residential treated wood and businesses in the residential renovation market indicate a positive outlook.

Carbon Materials and Chemicals

The primary products produced by CMC are creosote, which is a registered pesticide in the United States and used primarily in the pressure treatment of railroad crossties, and carbon pitch, which is sold primarily to the aluminum industry for the production of carbon anodes used in the smelting of aluminum. We have realigned capacity in our CMC plants in North America and Europe over the past several years to levels required to meet creosote demand in North America for the treatment of railroad crossties. The CMC business currently supplies our North American RUPS business with its creosote requirements.

The availability of coal tar, the primary raw material for our CMC business, is linked to levels of metallurgical coke production. As the global steel industry, excluding Asia, has reduced the production of steel using metallurgical coke, the volumes of coal tar have been reduced. Also, coal tar raw material supply remains constrained globally due to reductions in blast furnace steel capacity.

For the external markets served by our CMC business, we anticipate relative stability in manufacturing overall as well as in the steel, aluminum and carbon black industries. According to IHS Markit Automotive Group (IHS), U.S. light vehicle production levels are forecasted to increase even as economic conditions are expected to deteriorate. The advancing production levels, along with reports of sustained retail order books, recovering stock of vehicles, and a fleet sector that remains low on product should provide some benefits to automotive demand levels. For 2023, IHS projects U.S. production volumes of 14.8 million units, a seven percent increase from the estimated 2022 production level.

Globally, the auto industry continues to navigate supply chain challenges while impacted by several markets facing deteriorating economic conditions and fading pent-up demand. As the ongoing issue of semiconductor availability continues to be addressed, the global light vehicle market is expected to cautiously recover and vehicle sales are anticipated to reach nearly 83.6 million units in 2023, a 5.6 percent increase year-over-year.

Results of Operations – Comparison of Years Ended December 31, 2022 and December 31, 2021

Consolidated Results

Net sales for the years ended December 31, 2022 and 2021 are summarized by segment in the following table:

		Year Ended December 31,	
	2022	*2021*	*Net Change*
(Dollars in millions)			
Railroad and Utility Products and Services	$ 788.3	$ 729.9	8%
Performance Chemicals	579.9	503.3	15%
Carbon Materials and Chemicals	612.3	445.4	37%
	$1,980.5	$1,678.6	18%

RUPS net sales for the year ended December 31, 2022 increased by $58.4 million, or eight percent, compared to the prior year. The increase was primarily a result of pricing increases across multiple markets, particularly crossties and utility poles, volume increases in our commercial crosstie business and activity increases in our railroad bridge services business. These increases were offset by volume decreases in our utility pole business due to transitioning production from the Texas Electric Cooperatives' Jasper, Texas plant to our Somerville, Texas plant. In addition, a decrease in purchasing activity of untreated crossties by our customers during the first half of the year was a result of decreased supply due to increased demand for lumber driven by strong construction markets. Foreign currency changes compared to the prior year period had an unfavorable impact on sales in the current year period of $3.3 million, mainly from our Australian utility pole business.

PC net sales for the year ended December 31, 2022 increased by $76.6 million, or 15 percent, compared to the prior year. The sales increase was primarily due to global price increases in the current year for most preservatives in our portfolio of products and an 11.3 percent volume increase in the Americas. In the prior year period, volumes in the Americas decreased as high lumber prices and a temporary change in consumer spending habits tempered customer demand for treated wood products. The increases were offset, in part, by volume decreases for preservatives within our European markets. Foreign currency changes compared to the prior year period had an unfavorable impact on sales in the current year period of $10.1 million.

CMC net sales for the year ended December 31, 2022 increased by $166.9 million, or 37 percent, compared to the prior year due mainly to higher sales prices for carbon pitch, chemicals and distillates driven by strong demand for our products coupled with limited supply in the current year. Foreign currency changes from our international markets had an unfavorable impact on sales in the current year of $38.2 million and, while demand was strong, sales volumes, primarily in pitch and distillates, had an unfavorable impact in the current year of $18.2 million compared to the prior year.

Cost of sales as a percentage of net sales was 83 percent for the year ended December 31, 2022, compared to 80 percent in the prior year. Gross margin was unfavorably impacted in the current year period primarily by an increase in raw material costs, fuel costs, shipping costs and other operating expenses across our businesses as a result of inflationary pressures in the current year period that outpaced price increases to our customers especially earlier in the year.

Depreciation and amortization charges for the year ended December 31, 2022 were consistent with the prior year period.

Gain on sale of assets for the year ended December 31, 2022 was related to the sale of our utility pole treating facility in Sweetwater, Tennessee while the gain on sale of assets for the prior year period was related to the sales of two previously decommissioned plants as described in Note 4 – "Plant Closures and Divestitures".

Impairment and restructuring charges for the year ended December 31, 2021 included demolition and other plant closure period costs related to the closure of our Denver, Colorado facility.

Selling, general and administrative expenses for the year ended December 31, 2022 were $4.4 million higher when compared to the prior year period due mainly to an increase of $5.8 million in travel, entertainment and advertising expenses and $1.9 million for consulting and other professional services, partially offset by favorable insurance claims and compensation related costs during the current year. Selling, general and administrative expenses as a percentage of sales decreased to 7.7 percent from 8.9 percent in the prior year.

Interest expense for the year ended December 31, 2022 was $4.3 million higher when compared to the prior year period due to higher interest rates.

Income tax expense as a percentage of income before income taxes for the years ended December 31, 2022 and 2021 was 33.1 percent and 28.8 percent, respectively. This increase in the estimated annual effective income tax rate is attributable to a shift in the geographical mix of earnings from domestic to foreign sources in 2022.

Segment Results

Segment adjusted EBITDA and adjusted EBITDA margin for the years ended December 31, 2022 and 2021 are summarized in the following table:

	Year Ended December 31,		
	2022	*2021*	*% Change*
(amounts in millions)			
Adjusted EBITDA:			
Railroad and Utility Products and Services	$ 53.6	$ 45.4	18%
Performance Chemicals	75.5	101.8	-26%
Carbon Materials and Chemicals	99.0	76.3	30%
Total Adjusted EBITDA	$228.1	$223.5	2%
Adjusted EBITDA margin as a percentage of GAAP sales:			
Railroad and Utility Products and Services	6.8%	6.2%	0.6%
Performance Chemicals	13.0%	20.2%	-7.2%
Carbon Materials and Chemicals	16.2%	17.1%	-1.0%
Total Adjusted EBITDA margin	11.5%	13.3%	-1.8%

RUPS adjusted EBITDA increased by $8.2 million compared to the prior year period. Adjusted EBITDA as a percentage of net sales increased to 6.8 percent from 6.2 percent in the prior year period due to price increases and favorable absorption in our utility pole business and improvements in our maintenance of way businesses, partially offset by higher raw material and operating costs across the segment as a result of rising inflation in the current year period.

PC adjusted EBITDA decreased by $26.3 million compared to the prior year. Adjusted EBITDA as a percentage of net sales decreased to 13.0 percent from 20.2 percent in the prior year period. Higher overall raw material costs, which were exacerbated by working through higher cost inventory in a falling copper price environment, more than offset global price increases and higher volumes in the Americas.

CMC adjusted EBITDA increased by $22.7 million compared to the prior year. Adjusted EBITDA as a percentage of net sales decreased to 16.2 percent from 17.1 percent in the prior year period due to an increase in raw material and other operating costs partly offset by a favorable pricing environment compared to the prior year period. Foreign currency changes from our international markets had an unfavorable impact on profitability in the current year period of $10.0 million. In addition, the prior year period margin was favorably impacted by a $2.9 million insurance recovery.

Results of Operations – Comparison of Years Ended December 31, 2021 and December 31, 2020

Consolidated Results

Net sales for the years ended December 31, 2021 and 2020 are summarized by segment in the following table:

	Year Ended December 31,		Net Change
(Dollars in millions)	*2021*	*2020*	
Railroad and Utility Products and Services	$ 729.9	$ 759.1	-4%
Performance Chemicals	503.3	526.3	-4%
Carbon Materials and Chemicals	445.4	383.7	16%
	$1,678.6	$1,669.1	1%

RUPS net sales for the year ended December 31, 2021 decreased by $29.2 million, or four percent, compared to the prior year. The sales decrease was primarily related to volume decreases in our utility pole business as of result of transitioning production from the Texas Electric Cooperatives' Jasper, Texas plant to our Somerville, Texas plant along with volume decreases in the commercial crosstie market and volume decreases of untreated crossties for our Class I customers. Increased demand for lumber driven by strong construction markets resulted in decreased purchasing activity of untreated crossties by our customers during 2021. These decreases were offset, in part, by pricing increases in various markets within the segment and volume increases in our maintenance-of-way and crosstie disposal businesses. Foreign currency changes compared to the prior year period had a favorable impact on sales in 2021 of $3.5 million, mainly from our Australian utility pole business.

PC net sales for the year ended December 31, 2021 decreased by $23.0 million, or four percent, compared to the prior year. The sales decrease was primarily due to volume decreases for preservatives in North America as high lumber prices and a return to normal consumer spending habits have tempered customer demand compared to extremely high levels of pandemic-fueled demand in 2020. The decreases were offset, in part, by higher demand for preservatives in our international markets resulting from continued pent-up demand after the lifting of earlier restrictions associated with the pandemic. PC also benefited from pricing increases in 2021 for our copper-based preservatives. Foreign currency changes compared to the prior year period from our international markets had a favorable impact on sales in 2021 of $7.2 million.

CMC net sales for the year ended December 31, 2021 increased by $61.7 million, or 16 percent, compared to the prior year due mainly to higher sales prices for carbon pitch, distillates and chemicals in 2021. Foreign currency translation also had a favorable impact on sales in 2021 of $11.3 million, mainly from our Australian and European markets. These increases were offset, in part, by lower sales volumes of carbon pitch and phthalic anhydride.

Cost of sales as a percentage of net sales was 80 percent for the year ended December 31, 2021, compared to 78 percent in the prior year. Gross margin was unfavorably impacted in 2021 primarily by an increase in raw material costs along with total LIFO expense of $28.2 million compared to the prior year period which was favorably impacted by a LIFO benefit of $13.7 million.

Depreciation and amortization charges for the year ended December 31, 2021 were $3.6 million higher when compared to the prior year period due mainly to an increase in asset retirement obligations at our European CMC operations as well as an increase in capitalized assets in our North American RUPS operations.

Gain on sale of assets for the year ended December 31, 2021 of $31.2 million is primarily related to the sale of our former RUPS crosstie treating plant located in Denver, Colorado as well as two previously decommissioned CMC plants as described in Note 4 – "Plant Closures and Divestitures".

Impairment and restructuring charges for the year ended December 31, 2021 were $4.3 million lower when compared to the prior year period. We recorded charges for asset retirement obligations, fixed asset write-offs and severance in the prior year period related to the announced closure of our Denver, Colorado facility. Residual demolition and other plant closure period costs related to the closure were included in 2021.

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Selling, general and administrative expenses for the year ended December 31, 2021 were $5.8 million higher when compared to the prior year period due mainly to an increase of $2.6 million in employee benefit related expenses, $1.9 million for consulting and professional services and $0.7 million in travel and facility related charges.

Interest expense for the year ended December 31, 2021 was $8.4 million lower when compared to the prior year primarily as a result of our lower average debt level and lower interest rates due to the significant decrease in underlying LIBOR rates. In the third quarter of 2020, we used the net proceeds of the KJCC sale to reduce our borrowings under the Credit Facility.

Income tax expense as a percentage of income before income taxes for the years ended December 31, 2021 and 2020 was 28.8 percent and 19.1 percent, respectively. In 2020, we recorded a benefit of $13.3 million due to legislative changes to the interest expense limitation that were a result of the Coronavirus Aid, Relief, and Economic Security Act.

Discontinued operations for the year ended December 31, 2021 resulted in income of $0.1 million compared to a loss of $3.9 million in the prior year period. In the prior year period, the loss was driven by a reduction in net sales and lower end market demand attributable to our KJCC operations, which was sold in the third quarter of 2020.

Gain on sale of discontinued operations for the year ended December 31, 2020 is related to the sale of our KJCC business in China in September 2020. See Note 5 – "Discontinued Operations" for further detail.

Segment Results

Segment adjusted EBITDA and adjusted EBITDA margin for the years ended December 31, 2021 and 2020 are summarized in the following table:

	Year Ended December 31,		
	2021	2020	% Change
(amounts in millions)			
Adjusted EBITDA:			
Railroad and Utility Products and Services	$ 45.4	$ 65.3	-30%
Performance Chemicals	101.8	100.7	1%
Carbon Materials and Chemicals	76.3	45.0	70%
Total Adjusted EBITDA	$223.5	$211.0	6%
Adjusted EBITDA margin as a percentage of GAAP sales:			
Railroad and Utility Products and Services	6.2%	8.6%	-2.4%
Performance Chemicals	20.2%	19.1%	1.1%
Carbon Materials and Chemicals	17.1%	11.7%	5.4%
Total Adjusted EBITDA margin	13.3%	12.6%	0.7%

RUPS adjusted EBITDA decreased by $19.9 million compared to the prior year period. Adjusted EBITDA as a percentage of net sales decreased to 6.2 percent from 8.6 percent in the prior year period and was unfavorably impacted in our domestic utility pole business by the costs, loss of throughput and inefficiencies associated with pole treatment preservative conversions at our Vidalia, Georgia and Vance, Alabama plants, a shortage of pole treatment preservative in the fourth quarter of 2021 and higher fuel costs and labor inefficiencies driven by the pandemic. In addition, unfavorability in our railroad crosstie business was driven by lower absorption of fixed costs due to approximately two million less crossties procured than the prior year period as a result of decreased purchasing activity of untreated crossties by our Class I customers driven by the impact higher lumber prices had on the hardwood market. Finally, pandemic-driven costs and inefficiencies in our maintenance-of-way businesses contributed to a reduction in adjusted EBITDA over the prior year period.

PC adjusted EBITDA increased by $1.1 million compared to the prior year. Adjusted EBITDA as a percentage of net sales increased to 20.2 percent from 19.1 percent in the prior year. The year ended 2021 was favorably impacted by lower realized raw material costs associated with the company's copper hedging program along with higher demand for preservatives in our international markets. PC benefited from pricing increases in 2021 for our copper-based preservatives in addition to the contribution from our copper-hedging program which mitigated increases in our raw material costs. These favorable drivers were offset, in part, by volume decreases for preservatives in North America.

CMC adjusted EBITDA increased by $31.3 million compared to the prior year. Adjusted EBITDA as a percentage of net sales increased to 17.1 percent from 11.7 percent in the prior year. The year ended 2021 was favorably impacted by higher sales prices for carbon pitch, distillates and chemicals and a recovery of insurance proceeds. These increases were offset, in part, by an increase in raw material costs and lower sales volumes of carbon pitch and phthalic anhydride.

Adjusted EBITDA is reconciled to net income on a consolidated basis, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP.

	Year Ended December 31,		
	2022	*2021*	*2020*
(amounts in millions)			
Net income	$ 63.2	$ 84.9	$121.0
Interest expense	44.8	40.5	48.9
Depreciation and amortization	56.1	57.7	54.1
Depreciation in impairment and restructuring charges	0.0	0.7	2.0
Income taxes	31.6	34.5	21.0
Discontinued operations	0.6	0.2	(31.9)
Sub-total	196.3	218.5	215.1
Adjustments to arrive at adjusted EBITDA:			
Impairment, restructuring and plant closure costs[1]	1.1	4.2	15.7
(Gain) on sale of assets	(2.5)	(31.2)	0.0
LIFO expense (benefit)	25.6	28.2	(13.7)
Mark-to-market commodity hedging losses (gains)	6.5	3.8	(9.2)
Inventory adjustment[2]	1.1	0.0	0.0
Pension settlement	0.0	0.0	0.1
Discretionary incentive[3]	0.0	0.0	3.0
Total adjustments	31.8	5.0	(4.1)
Adjusted EBITDA	$228.1	$223.5	$211.0

(1) Includes costs associated with restructuring, sales and closures of certain RUPS and CMC facilities as described in Note 4 – "Plant Closures and Divestitures".
(2) Represents fair value step-up on inventory acquired in a business acquisition as described in Note 3 – "Acquisitions".
(3) Represents a one-time employee incentive associated with the sale of KJCC as described in Note 5 – "Discontinued Operations".

Cash Flow

Net cash provided by operating activities was $102.3 million for the year ended December 31, 2022 as compared to net cash provided by operating activities of $103.0 million for the year ended December 31, 2021. The decrease is primarily the result of higher working capital usage of $0.4 million in the current year period.

Net cash provided by operating activities was $103.0 million for the year ended December 31, 2021 as compared to net cash provided by operating activities of $127.1 million for the year ended December 31, 2020. The net decrease of $24.1 million was due primarily to higher working capital usage of $28.2 million primarily as a result of higher inventory values from increased raw material prices and inventory levels as well as increased receivables due to higher fourth quarter 2021 sales as compared to the prior year. Operating profit, excluding gain on sale of assets and changes in derivative contracts, was slightly down year-over-year but was offset by a change in other liabilities as a result of lower asset retirement costs.

Net cash used in investing activities was $114.8 million for the year ended December 31, 2022 as compared to net cash used in investing activities of $89.5 million for the year ended December 31, 2021. Capital expenditures for both periods include maintenance projects and increased investment in growth projects, primarily in our crosstie business, such as the expansion of our RUPS facility in North Little Rock, Arkansas.

Net cash used in investing activities was $89.5 million for the year ended December 31, 2021 as compared to net cash provided by investing activities of $5.6 million for the year ended December 31, 2020. The net change in cash used in investing activities of $95.1 million is primarily due to an increase in capital expenditures of $55.2 million in 2021 for increased investment in growth projects, primarily the expansion of the RUPS facility in North Little Rock, Arkansas, and net cash of $74.7 million provided by the sale of KJCC in the prior year, partially offset by cash received related to sales of the Denver, Colorado plant and two previously decommissioned CMC plants as well as insurance proceeds in 2021.

Net cash provided by financing activities was $4.8 million for the year ended December 31, 2022 as compared to net cash used in financing activities of $4.0 million for the year ended December 31, 2021. The cash provided by financing activities in the year ended December 31, 2022 reflected net borrowings of $36.3 million partly offset by repurchases of common stock, dividends paid and payments of debt issuance costs. The cash used in financing activities in the prior year period primarily reflected repurchases of common stock of $11.5 million partially offset by net borrowings of debt of $5.1 million.

Net cash used in financing activities was $4.0 million for the year ended December 31, 2021 as compared to net cash used in financing activities of $128.7 million for the year ended December 31, 2020. The cash used in financing activities in the year ended December 31, 2021 reflected repurchases of common stock of $11.5 million partially offset by net borrowings of debt of $5.1 million. The cash used in financing activities in the prior year period primarily reflected net repayments of debt of $128.0 million.

Liquidity and Capital Resources

Our Credit Facility is described in Note 15 – "Debt."

Restrictions on Dividends to Koppers Holdings

Koppers Holdings depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of any declared dividend of Koppers Holdings. The Credit Facility permits Koppers Inc. to make dividend payments to Koppers Holdings if certain conditions are met, including, among other permitted dividend payments, the ability to fund the payment of regularly scheduled dividends on and repurchases of Koppers Holdings common stock, in an aggregate amount per fiscal year not to exceed the greater of $50.0 million, with unused amounts in any fiscal year being carried over to the succeeding fiscal year, and 6.0 percent of market capitalization. The indenture governing the 2025 Notes restricts Koppers Inc.'s ability to finance our payment of dividends if a default has occurred or would result from such financing, Koppers Inc. is not able to incur additional indebtedness (as defined in the indenture), or the sum of all restricted payments (as defined in the indenture) has exceeded the permitted amount (which we refer to as the "basket") at such point in time.

At December 31, 2022, the basket totaled $301.6 million. Notwithstanding such restrictions, the indenture governing the 2025 Notes permits an additional aggregate amount of $0.30 per share each fiscal quarter to finance dividends on the capital stock of Koppers Holdings, whether or not there is any basket availability, provided that at the time of such payment, no default in the indenture has occurred or would result from financing the dividends.

Liquidity

As of December 31, 2022, the maximum amount available under the Credit Facility considering restrictions from debt covenants was approximately $412 million. The maximum amount available under the Credit Facility is increased by the amount of cash held by certain subsidiaries as defined by the Credit Facility. At December 31, 2021, the maximum amount available under the previous credit agreement which contained different covenants was approximately $300 million.

Our need for cash in the next twelve months relates primarily to contractual obligations which include potential acquisitions, debt service, pension plan funding, purchase commitments and operating leases, as well as working capital, capital programs, the funding of plant consolidation and rationalizations, dividends and share repurchases. We may also use cash to pursue other potential strategic acquisitions or voluntary pension plan contributions. In addition, we continually monitor debt and capital markets. We may, from time to time, pursue one or more transactions to refinance all or a portion of the 2025 Notes, which may include, among other things, the redemption of the 2025 Notes or the purchase of 2025 Notes in the open market. We would expect to cancel any 2025 Notes which are purchased. Capital expenditures in 2023, excluding acquisitions, if any, are expected to total approximately $105 million and are expected to be funded by cash from operations. We anticipate that our liquidity will continue to be adequate to fund our cash requirements for the next twelve months.

We manage our working capital to increase our flexibility to pay down debt. Debt will fluctuate throughout any operating period based upon the timing of receipts from customers and payments to vendors. As of December 31, 2022, approximately 80 percent of accounts payable was current and 20 percent was 1-30 days past due. As of December 31, 2021, approximately 75 percent of accounts payable was current, 20 percent was 1-30 days past due and five percent was greater than 30 days past due.

Schedule of Certain Contractual Obligations

The following table details our projected payments for our significant contractual obligations as of December 31, 2022. The table is based upon available information and certain assumptions we believe to be reasonable.

					Payments Due by Period
	2023	*2024-2025*	*2026-2027*	*Later years*	*Total*
(in millions)					
Long-term debt [1]	$ 0.0	$500.0	$325.3	$ 0.0	$ 825.3
Interest on debt	51.9	88.7	31.8	0.0	172.4
Operating leases	26.2	39.3	22.3	20.6	108.4
Federal tax payments [2]	0.2	1.5	0.0	0.0	1.7
Purchase commitments [3]	317.3	328.6	227.9	0.3	874.1
Total contractual cash obligations [4]	$395.6	$958.1	$607.3	$20.9	$1,981.9

(1) Consists primarily of the maturity of the 2025 Notes and the Credit Facility that will mature in 2027. See Note 15 – "Debt" regarding the springing maturity on our Credit Facility in the event our 2025 Notes are not repurchased, redeemed or refinanced prior to November 15, 2024.
(2) Relates to the transition tax in accordance with the Tax Cuts and Jobs Act of 2017 (the "Tax Act").
(3) Consists primarily of raw materials purchase contracts. These are typically not fixed price arrangements; the prices are based on the prevailing market prices. As a result, we generally expect to be able to hedge the purchases with sales at those future prices.
(4) Not included in contractual obligations are commercial commitments associated with standby letters of credit totaling $7.8 million, which expire in 2023.

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Pension and other employee benefit plan funding obligations (for defined benefit plans) are not included in the contractual obligation table. We expect defined benefit plan contributions to total approximately $7.0 million in 2023. Estimated funding obligations are determined by asset performance, workforce and retiree demographics, tax and employment laws and other actuarial assumptions which may change the annual funding obligations in addition to decisions to fund in excess of statutorily required amounts. The funded status of our defined benefit plans is disclosed in Note 14 – "Pensions and Post-Retirement Benefit Plans."

As of December 31, 2022, there was $1.4 million of tax liabilities related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities. See Note 10 – "Income Taxes."

Debt Covenants at December 31, 2022

The covenants that affect availability of the Credit Facility and which may restrict the ability of Koppers Inc. to pay dividends include the following financial ratios:

- The total net leverage ratio, calculated as of the last day of each fiscal quarter, is not permitted to exceed 5.0. The total net leverage ratio as of December 31, 2022 was 3.3.

- The cash interest coverage ratio, calculated as of the last day of each fiscal quarter, is not permitted to be less than 2.0. The cash interest coverage ratio as of December 31, 2022 was 5.5.

We are currently in compliance with all covenants governing the Credit Facility. Our continued ability to meet these financial covenants can be affected by events beyond our control; however, we currently expect that our net cash flows from operating activities and funds available from our Credit Facility will be sufficient to provide for our working capital needs and capital spending requirements over the next twelve months.

Other Matters

Foreign Operations and Foreign Currency Transactions

We are subject to foreign currency translation fluctuations due to our foreign operations. For the years ended December 31, 2022, 2021 and 2020, exchange rate fluctuations resulted in a decrease to comprehensive income of $21.6 million, a decrease of $16.4 million and an increase of $22.8 million, respectively. Foreign currency transaction gains and losses result from transactions denominated in a currency which is different from the currency used by the entity to prepare its financial statements. Foreign currency transaction (losses) gains were $(0.8) million, $(0.7) million and $2.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Recently Issued Accounting Guidance

Information regarding recently issued accounting guidance is contained in Note 2 – "Summary of Significant Accounting Policies."

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to use judgment in making estimates and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities, and the disclosure of contingent liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Our management's estimates are based on the relevant information available at the end of each period. With the exception of the revenue recognition policy, each of the following policies contain critical accounting estimates.

Revenue Recognition. We recognize revenue upon the completion of performance obligations under contracts with our customers and when control of a good or service is transferred to the customer. Substantially all of our contracts with our customers are ship and invoice arrangements where revenue is recognized when we complete our performance obligations and transfer control to the customer. We also have certain arrangements where revenue is recognized under the contract where control of the goods or services had been transferred to the customer prior to shipment. Revenue recognition generally occurs at the point of shipment; however in certain circumstances as shipping terms dictate, we transfer control and revenue is recognized at the point of destination. To determine the transaction price at the time when revenue is recognized, we evaluate whether the price is subject to adjustments, such as for warranties, discounts or volume rebates, to determine the net consideration to which we expect to be entitled. Shipping and handling costs are included as a component of cost of sales.

For certain contracts, we also recognize revenue related to the procurement of certain untreated railroad crossties upon delivery to our plant and acceptance by the customer. Service revenue, consisting primarily of wood treating services, is recognized at the time the service is provided and the performance obligation is satisfied.

Goodwill and Intangible Assets. Goodwill is not amortized but is assessed for impairment annually, using a quantitative goodwill impairment test, or more frequently if a change in circumstances or the occurrence of events indicate the carrying value may not be recoverable. In making this assessment, management may first consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Examples of qualitative factors include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, entity-specific events, events affecting reporting units, and sustained changes in our stock price.

If results of the qualitative assessment indicate a more likely than not determination or if a qualitative assessment is not performed, a quantitative test is performed utilizing a combination of an income approach, using a discounted cash flow methodology, and a market approach, by comparing the estimated fair value of each reporting unit with its book value. We perform an assessment of goodwill at the reporting unit level, utilizing a combination of an income approach, using a discounted cash flow methodology, and a market approach, by comparing the estimated fair value calculations of each reporting unit with its net book value. The discounted cash flow calculations are dependent on several subjective factors including the timing of future forecasted cash flows including future forecasted revenue growth rates, and the discount rate.

We have three reporting units for purposes of goodwill evaluation. These units consist of our PC operating segment, our Railroad Products and Services reporting unit and our Utility Products reporting unit. Railroad Products and Services and Utility

Products are one level below our RUPS operating segment. The Railroad Products and Services reporting unit primarily serves the rail industry in North America and the Utility Products reporting unit serves the utility industries in the United States and Australia.

Goodwill remaining on our consolidated balance sheet at December 31, 2022 was $294.0 million. During the fourth quarter of 2022, we performed an impairment test for goodwill for each of our reporting units using the quantitative approach. Based on our evaluation performed, we determined the fair value of each of the reporting units exceeded its respective carrying amount, and therefore, we determined that goodwill was not impaired at any of our reporting units as of December 31, 2022. We define "*headroom*" as the percentage difference between the fair value of a reporting unit and its carrying value. For the 2022 impairment test, the headroom for the reporting units ranged between six percent and 84 percent. Our Railroad Products and Services reporting unit and our Utility Products reporting unit have headroom at the low-end of that range and could experience impairment in the future if we do not achieve our profitability projections, there is a change in key assumptions underlying the valuation or if we experience a substantial decrease in our stock price.

Identifiable intangible assets are valued at fair value upon the acquisition of a business. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We have identifiable intangible assets of $116.1 million as of December 31, 2022. We annually evaluate the remaining useful life of the intangible asset being amortized to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Identifiable intangible assets are also subject to testing for recoverability whenever events or changes indicate that its carrying value may not be recoverable.

Changes in economic and operating conditions impacting these assumptions could result in goodwill and intangible asset impairments in future periods. Additionally, disruptions to our business such as prolonged recessionary periods or unexpected significant declines in operating results of the relevant reporting units could result in charges for goodwill and other asset impairments in future periods.

Deferred Tax Assets. As of December 31, 2022, our balance sheet included $47.7 million of deferred tax assets, which is net of a $43.8 million valuation allowance. We also had $57.5 million of deferred tax liabilities resulting in net deferred tax liabilities of $9.8 million, which are predominantly related to our domestic entities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, management considers various factors, including the expected level of future taxable income, available tax planning strategies and reversals of existing taxable temporary differences.

The realization of a majority of our deferred tax assets is not subject to any expiration and is dependent upon the reversal of the underlying temporary differences. To the extent future taxable income projections are not achieved, we could be required to record a valuation allowance against certain deferred tax assets. Item 8. Financial Statements and Supplementary Data – Note 10 includes information on deferred tax activity during the past two years.

Asset Retirement Obligations. We measure asset retirement obligations based upon the applicable accounting guidance, using certain assumptions including estimates regarding the recovery of residues in storage tanks. In the event that operational or regulatory issues vary from our estimates, we could incur additional significant charges to income and increases in cash expenditures related to the disposal of those residues. Certain conditional asset retirement obligations related to facilities have not been recorded in the consolidated financial statements due to uncertainties surrounding the ultimate settlement date and estimate of fair value related to a legal obligation to perform an asset retirement activity. At the date a reasonable estimate of the ultimate settlement can be made, we will record an asset retirement obligation and such amounts may be material to the consolidated financial statements in the period in which they are recorded. Item 8. Financial Statements and Supplementary Data – Note 2 includes information on expense recognized during the past two years.

Pension and Post-retirement Benefits. Accounting for pension and other post-retirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

- the discount rate for measuring the present value of future plan obligations; and
- the expected long-term return on plan assets.

We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our pension plans and our other post-retirement benefit plans due to the different projected benefit payment patterns. In determining the assumed discount rates at December 31, 2022, we used our third-party actuary's discount rate model. This model calculates an equivalent single discount rate for the projected benefit plan cash flows using a hypothetical bond portfolio to match expected cash flows under our benefit plans. The bonds used are rated AA or higher by a recognized rating agency and only non-callable bonds are included with the exception of those with a "make-whole call" feature. The actuary limited the selection to those bonds with a minimum of 100,000 outstanding issues. Outlier bonds whose yields exceeded two standard deviations from the yield curve derived from similar quality bonds were excluded.

Of the assumptions used to measure the year-end obligations and estimated annual net periodic benefit cost, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. Decreasing the discount rates by 0.25 percent for our pension plans and 0.25 percent for our other post-retirement benefit plans would increase pension obligations and other post-retirement benefit plan obligations by $4.0 million. Increasing the discount rates would decrease defined benefit pension expense and other post-retirement benefit plan expense by $0.1 million.

The asset rate of return assumption considers the asset mix of the plans (currently targeted at approximately 30 to 40 percent equity securities and 60 to 70 percent fixed income securities for the funded U.S. pension plan), past performance and other factors, including expected re-allocations of asset mix occurring within a reasonable period of time. Our asset rate of return assumption is 4.65 percent for 2022 defined benefit pension expense. Decreasing the asset rate of return assumption by 0.25 percent would increase our defined benefit pension expense by $0.4 million.

Item 8. Financial Statements and Supplementary Data – Note 14 includes detailed information about the assumptions used to calculate the components of our annual defined benefit pension and other post-retirement plan expense, as well as the obligations and accumulated other comprehensive loss reported on the year-end balance sheets.

Environmental Liabilities. As discussed under Environmental Matters in "Item 1 – Business", we are subject to federal, state, local and foreign laws and regulations and potential liabilities relating to the protection of the environment and human health and safety. We expect to incur substantial costs for ongoing compliance with such laws and regulations. We may also incur costs as a result of governmental or third-party claims, or otherwise incur costs, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. The amount accrued is determined through the evaluation of various information, which could include claims, settlement offers, demands by government agencies, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute, and our prior experience. Inherent uncertainties exist in such evaluations primarily due to unknown conditions and other circumstances, changing governmental regulations and legal standards regarding liability, and evolving technologies. Item 8. Financial Statements and Supplementary Data – Note 19 includes information about environmental liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Like other global companies, we are exposed to market risks relating to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The objective of our financial risk management is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on our earnings, cash flows and equity.

To manage commodity price risk, we enter into swap contracts for future forecasted purchases of copper. This reduces the impact of commodity price volatility on gross profit. To manage the interest rate risks, we use a combination of fixed and variable rate debt. This reduces the impact of short-term fluctuations in interest rates. To manage foreign currency exchange rate risks, we use forward exchange contracts to hedge firm commitments up to twelve months and all such contracts are marked to market with the recognition of a gain or loss at each reporting period.

The following analyses present the sensitivity of the market value, earnings and cash flows of our financial instruments and foreign operations to hypothetical changes in interest and exchange rates and market prices for copper as if these changes occurred at December 31, 2022. The range of changes chosen for these analyses reflects our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate, exchange rate and copper price assumptions. These forward-looking statements are selective in nature and only address the potential impacts from financial instruments and foreign operations. They do not include other potential effects that could impact our business as a result of these changes.

Commodity Price Sensitivity Analysis. Our exposure to market risk for changes in copper prices relates primarily to the purchase price of the raw material and the fixed price sales agreements we have with customers of our PC segment. We utilize swap contracts to manage this price risk. As of December 31, 2022, we had outstanding copper swap contracts totaling 27.3 million pounds and the fair value of these contracts resulted in an unrealized gain of $3.1 million. A portion of the gain totaling $2.5 million, before tax, is recognized in other comprehensive income and a portion of the gain totaling $0.6 million is recognized in income, before tax. Holding other variables constant, if there were a 10 percent reduction in the December 31, 2022 market price of copper, the fair value of these contracts would be a loss of $7.1 million. This hypothetical loss would be allocated $5.4 million to other comprehensive income and $1.7 million would be recognized in income, before tax.

Interest Rate and Debt Sensitivity Analysis. Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have fixed and variable rate debt and the ability to incur variable rate debt under the Koppers Inc. Credit Facility. At December 31, 2022, we had $500.0 million of fixed rate debt and $325.3 million of variable rate debt. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. For variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The earnings and cash flows for the year ending December 31, 2022, assuming a one percentage point increase in interest rates, would have decreased approximately $3.2 million, holding other variables constant for variable rate debt.

Exchange Rate Sensitivity Analysis. Our exchange rate exposures result primarily from our investment and ongoing operations in Australia, Brazil, Canada, Chile, Denmark, the Netherlands, New Zealand and the United Kingdom. Holding other variables constant, if there were a 10 percent reduction in all relevant exchange rates, the effect on our earnings, based on actual earnings from foreign operations for the year ended December 31, 2022, would be a reduction of approximately $7.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Koppers Holdings Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Koppers Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of Koppers Holdings Inc.'s internal control over financial reporting as of December 31, 2022. In making this assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* (2013 Framework). Management concluded that based on its assessment, Koppers Holdings Inc.'s internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of Koppers Holdings Inc.'s internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP, the independent registered public accounting firm that also audited the consolidated financial statements included in this annual report, as stated in their attestation report which appears on page 48.

February 27, 2023

/s/   Leroy M. Ball
Leroy M. Ball
President and Chief Executive Officer

/s/   Jimmi Sue Smith
Jimmi Sue Smith
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Koppers Holdings Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Koppers Holdings Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 27, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
February 27, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Koppers Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Koppers Holdings Inc. and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying value of Goodwill in the Railroad Products and Services and Utility Products Reporting Units

As described in Notes 2 and 13 to the consolidated financial statements, the Company's goodwill balance as of December 31, 2022 was $294.0 million, of which $41.0 million related to the Railroad Products and Services reporting unit and $79.6 million related to the Utility Products reporting unit. The Company performs goodwill impairment testing at the reporting unit level annually or more frequently if a change in circumstances or the occurrence of events indicates that a potential impairment exists. The Company uses a combination of an income approach, using a discounted cash flow methodology, and a market approach in its annual goodwill impairment assessment.

We identified the assessment of the carrying value of goodwill for the Railroad Products and Services and Utility Products reporting units as a critical audit matter. Significant auditor judgment was required to evaluate the Company's estimate of fair value of the Railroad Products and Services and Utility Products reporting units, which was developed, in part, using a discounted cash flow model. Specifically, the key assumptions used in the reporting units' discounted cash flow model are forecasted revenue growth rates within the forecasted cash flows, and the discount rate, as changes to those assumptions could have a significant effect on the Company's assessment of the impairment of the goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process. This included controls over the development of the forecasted revenue growth rates and discount rate assumptions. We evaluated the Company's forecasted revenue growth rates by comparing them to external market and industry data. We compared the Company's historical revenue growth rate forecasts to actual results to assess the Company's ability to accurately forecast. We also involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate, by comparing it against a discount rate that was independently developed using publicly available third-party market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Pittsburgh, Pennsylvania
February 27, 2023

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,		
	2022	*2021*	*2020*
(Dollars in millions, except per share amounts)			
Net sales	$1,980.5	$1,678.6	$1,669.1
Cost of sales	1,635.9	1,344.5	1,308.7
Depreciation and amortization	56.1	57.7	54.1
Selling, general and administrative expenses	153.3	148.9	143.1
Impairment and restructuring charges	0.0	2.2	6.5
(Gain) on sale of assets	(2.5)	(31.2)	0.0
Operating profit	137.7	156.5	156.7
Other income, net	2.5	3.6	2.3
Interest expense	44.8	40.5	48.9
Income from continuing operations before income taxes	95.4	119.6	110.1
Income tax provision	31.6	34.5	21.0
Income from continuing operations	63.8	85.1	89.1
(Loss) gain on sale of discontinued operations, net of tax benefit (expense) of $0.0, $0.1 and $(7.4)	(0.6)	(0.2)	31.9
Net income	63.2	84.9	121.0
Net (loss) attributable to noncontrolling interests	(0.2)	(0.3)	(1.0)
Net income attributable to Koppers	$ 63.4	$ 85.2	$ 122.0
Earnings (loss) per common share attributable to Koppers common shareholders:			
Basic -			
Continuing operations	$ 3.05	$ 4.02	$ 4.25
Discontinued operations	(0.03)	(0.02)	1.56
Earnings per basic common share	$ 3.02	$ 4.00	$ 5.81
Diluted -			
Continuing operations	$ 3.00	$ 3.90	$ 4.17
Discontinued operations	(0.02)	(0.02)	1.54
Earnings per diluted common share	$ 2.98	$ 3.88	$ 5.71
Weighted average shares outstanding (in thousands):			
Basic	20,977	21,238	20,992
Diluted	21,313	21,925	21,374

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2022	*2021*	*2020*
(Dollars in millions)			
Net income	$ 63.2	$ 84.9	$121.0
Changes in other comprehensive income:			
Currency translation adjustment	(21.6)	(16.4)	22.8
Unrealized (loss) gain on cash flow hedges, net of tax benefit (expense) of $6.1, $0.5 and $(12.6)	(38.8)	(3.8)	41.2
Unrecognized pension prior service cost, net of tax benefit of $0.0, $0.0 and $0.0	0.0	0.1	0.0
Unrecognized pension net gain (loss), net of tax benefit (expense) of $(0.5), $1.3 and $0.4	2.7	(3.8)	(1.1)
Total comprehensive income	5.5	61.0	183.9
Comprehensive (loss) income attributable to noncontrolling interests	(0.5)	(0.2)	0.1
Comprehensive income attributable to Koppers	$ 6.0	$ 61.2	$183.8

The accompanying notes are an integral part of these consolidated financial statements.

51

KOPPERS HOLDINGS INC.
CONSOLIDATED BALANCE SHEET

	December 31,	
	2022	2021
(Dollars in millions, except per share amounts)		
Assets		
Cash and cash equivalents	$ 33.3	$ 45.5
Accounts receivable, net of allowance of $3.5 and $3.3	215.7	182.8
Inventories, net	355.7	313.8
Derivative contracts	3.1	61.0
Other current assets	29.0	25.0
Total current assets	636.8	628.1
Property, plant and equipment, net	557.3	489.1
Operating lease right-of-use assets	86.3	91.2
Goodwill	294.0	296.0
Intangible assets, net	116.1	131.5
Deferred tax assets	11.7	15.0
Other assets	9.2	11.0
Total assets	$1,711.4	$1,661.9
Liabilities		
Accounts payable	$ 207.4	$ 171.9
Accrued liabilities	96.1	90.5
Current operating lease liabilities	20.5	21.3
Current maturities of long-term debt	0.0	2.0
Total current liabilities	324.0	285.7
Long-term debt	817.7	781.5
Accrued post-retirement benefits	34.7	38.6
Deferred tax liabilities	21.5	33.4
Operating lease liabilities	66.3	70.3
Other long-term liabilities	44.2	41.6
Total liabilities	1,308.4	1,251.1
Commitments and contingent liabilities (Note 19)		
Equity		
Senior Convertible Preferred Stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued	0.0	0.0
Common Stock, $0.01 par value per share; 80,000,000 shares authorized; 24,547,000 and 24,026,844 shares issued	0.2	0.2
Additional paid-in capital	263.9	249.5
Retained earnings	360.2	300.9
Accumulated other comprehensive loss	(97.3)	(40.0)
Treasury stock, at cost, 3,783,901 and 2,930,694 shares	(127.6)	(104.0)
Total Koppers shareholders' equity	399.4	406.6
Noncontrolling interests	3.6	4.2
Total equity	403.0	410.8
Total liabilities and equity	$1,711.4	$1,661.9

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2022	2021	2020
(Dollars in millions)			
Cash provided by (used in) operating activities:			
Net income	$ 63.2	$ 84.9	$ 121.0
Adjustments to reconcile net cash provided by (used in) operating activities:			
Depreciation and amortization	56.1	57.7	54.1
Stock-based compensation	13.2	13.0	11.3
Change in derivative contracts	6.5	3.8	(9.2)
Non-cash interest expense	2.8	2.7	2.6
Loss (gain) on sale of discontinued operations	0.0	0.3	(35.8)
(Gain) on sale of assets and investment	(2.6)	(31.5)	0.0
Insurance proceeds	(0.8)	(6.1)	(0.7)
Deferred income taxes	2.7	16.9	9.4
Change in other liabilities	1.1	2.1	(8.6)
Other – net	5.3	4.0	(0.4)
Changes in working capital:			
Accounts receivable	(32.3)	(12.7)	(11.5)
Inventories	(41.8)	(24.3)	8.7
Accounts payable	32.7	20.9	(25.3)
Accrued liabilities	(7.3)	(21.0)	8.5
Other working capital	3.5	(7.7)	3.0
Net cash provided by operating activities	102.3	103.0	127.1
Cash (used in) provided by investing activities:			
Capital expenditures	(105.3)	(125.0)	(69.8)
Insurance proceeds	0.8	6.1	0.7
Acquisitions	(14.7)	0.0	0.0
Net cash provided by sale of discontinued operations and asset sales	4.4	29.4	74.7
Net cash (used in) provided by investing activities	(114.8)	(89.5)	5.6
Cash provided by (used in) financing activities:			
Net increase (decrease) in credit facility borrowings	38.3	15.2	(57.3)
Repayments of long-term debt	(2.0)	(10.1)	(70.7)
Issuances of Common Stock	1.1	2.4	1.1
Repurchases of Common Stock	(23.6)	(11.5)	(1.6)
Payment of debt issuance costs	(4.8)	0.0	(0.2)
Dividends paid	(4.2)	0.0	0.0
Net cash provided by (used in) financing activities	4.8	(4.0)	(128.7)
Effect of exchange rate changes on cash	(4.5)	(2.5)	1.5
Change in cash and cash equivalents of discontinued operations held for sale	0.0	0.0	0.7
Net (decrease) increase in cash and cash equivalents	(12.2)	7.0	6.2
Cash and cash equivalents at beginning of period	45.5	38.5	32.3
Cash and cash equivalents at end of period	$ 33.3	$ 45.5	$ 38.5
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflow from operating leases	$ 29.3	$ 30.5	$ 31.5
Supplemental disclosure of non-cash investing and financing activities:			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 12.1	$ 12.6	$ 8.6
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 41.3	$ 38.1	$ 50.1
Income taxes	20.7	23.4	13.4
Noncash investing activities:			
Accrued capital expenditures	11.1	7.3	8.9

The accompanying notes are an integral part of these consolidated financial statements.

53

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Year Ended December 31,		
	2022	2021	2020
(Dollars in millions)			
Senior Convertible Preferred Stock			
Balance at beginning and end of year	$ 0.0	$ 0.0	$ 0.0
Common Stock			
Balance at beginning and end of year	0.2	0.2	0.2
Additional paid-in capital			
Balance at beginning of year	249.5	234.1	221.9
Employee stock plans	13.2	13.0	11.3
Issuance of common stock	1.2	2.4	0.9
Balance at end of year	263.9	249.5	234.1
Retained earnings			
Balance at beginning of year	301.0	215.8	93.8
Net income attributable to Koppers	63.4	85.2	122.0
Common Stock dividends	(4.2)	0.0	0.0
Balance at end of year	360.2	301.0	215.8
Accumulated other comprehensive loss			
Currency translation adjustment:			
Balance at beginning of year	(34.7)	(18.1)	(39.8)
Loss on sale of subsidiary	0.0	(4.4)	0.0
Change in currency translation adjustment	(21.2)	(12.2)	21.7
Balance at end of year	(55.9)	(34.7)	(18.1)
Unrecognized gains (losses) on cash flow hedges:			
Balance at beginning of year	40.6	44.4	3.2
Reclassification of unrealized (gains) losses on cash flow hedges to expense, net of tax benefit (expense) of $(6.7), $7.2 and $0.1	(40.4)	(22.8)	(0.2)
Change in cash flow hedges, net of tax (expense) benefit of $12.8, $(6.7) and $(12.7)	1.6	19.0	41.4
Balance at end of year	1.8	40.6	44.4
Unrecognized pension prior service cost (benefit):			
Balance at beginning of year	(0.5)	(0.6)	(0.6)
Revaluation of unrecognized prior service benefit, net of tax benefit of $0.0, $0.0 and $0.0	0.0	0.1	0.0
Balance at end of year	(0.5)	(0.5)	(0.6)
Unrecognized pension net loss:			
Balance at beginning of year	(45.4)	(41.6)	(40.5)
Reclassification of unrecognized pension net loss to expense, net of tax expense of $0.4, $0.3 and $0.3	1.3	1.1	1.1
Revaluation of unrecognized pension net loss, net of tax (benefit) expense of $0.1, $(1.6) and $(0.7)	1.4	(4.9)	(2.2)
Balance at end of year	(42.7)	(45.4)	(41.6)
Total balance at end of year	(97.3)	(40.0)	(15.9)
Treasury stock			
Balance at beginning of year	(104.1)	(92.5)	(90.9)
Purchases	(23.5)	(11.6)	(1.6)
Balance at end of year	(127.6)	(104.1)	(92.5)
Total Koppers shareholders' equity – end of year	399.4	406.6	341.7
Noncontrolling interests			
Balance at beginning of year	4.2	4.3	11.4
Net loss attributable to noncontrolling interests	(0.2)	(0.3)	(1.0)
Sale of discontinued operations	0.0	0.0	(7.2)
Currency translation adjustment	(0.4)	0.2	1.1
Balance at end of year	3.6	4.2	4.3
Total equity – end of year	$ 403.0	$ 410.8	$346.0

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Parent company of Koppers Inc. – In these financial statements, unless otherwise indicated or the context requires otherwise, when the terms "Koppers," the "Company," "we," "our" or "us," are used, they mean Koppers Holdings Inc. ("Koppers Holdings") and its subsidiaries on a consolidated basis. The use of these terms is not intended to imply that Koppers Holdings and Koppers Inc. are not separate and distinct legal entities from each other and from their respective subsidiaries. Koppers Holdings has no direct operations and no significant assets other than the stock of Koppers Inc. It depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations. The terms of Koppers Inc.'s Credit Facility (as defined in Note 15 – "Debt") prohibit Koppers Inc. from paying dividends and otherwise transferring assets except for certain limited dividends. Further, the terms of the indenture governing Koppers Inc.'s Senior Notes due 2025 significantly restrict Koppers Inc. from paying dividends and otherwise transferring assets to Koppers Holdings.

Business description – We are a global integrated provider of treated wood products, wood treatment chemicals and carbon compounds for use in a variety of markets including the railroad, specialty chemical, utility, residential lumber, agriculture, aluminum, steel, rubber and construction industries. Our business is operated through three business segments, Railroad and Utility Products and Services ("RUPS"), Performance Chemicals ("PC") and Carbon Materials and Chemicals ("CMC").

Our RUPS segment sells treated and untreated wood products, rail joint bars and services primarily to the railroad industry and treated wood products to the utility industry. Railroad products include procuring and treating items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings and the manufacture of rail joint bars. Utility products include transmission and distribution poles and pilings. The segment also operates a railroad services business that conducts engineering, design, repair and inspection services for railroad bridges, a business related to the recovery of used crossties and utility poles and a business related to the inspection of utility poles.

Our PC segment develops, manufactures, and markets wood preservation chemicals and wood treatment technologies and services a diverse range of end-markets including infrastructure, residential and commercial construction and agriculture.

Our CMC segment is primarily a manufacturer of creosote, carbon pitch, naphthalene, phthalic anhydride and carbon black feedstock. Creosote is used in the treatment of wood and carbon black feedstock which is used in the production of carbon black. Carbon pitch is a critical raw material used in the production of aluminum and for the production of steel in electric arc furnaces. Naphthalene is used for the production of phthalic anhydride and as a surfactant in the production of concrete. Phthalic anhydride is used in the production of plasticizers, polyester resins and alkyd paints.

2. Summary of Significant Accounting Policies

Basis of presentation – The consolidated financial statements include our accounts and all majority-owned subsidiaries for which we are deemed to exercise control over its operations. All significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts in the Notes to Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

Use of estimates – Accounting principles generally accepted in the United States require management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies on the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from these estimates.

Revenue recognition – Revenue is recognized upon the completion of performance obligations under our contracts with customers and when control of a good or service is transferred to the customer. Substantially all of our contracts with customers are ship and invoice arrangements where revenue is recognized when we complete our performance obligations and transfer control to the customer. Revenue recognition generally occurs at the point of shipment; however in certain circumstances as shipping terms dictate, we transfer control and revenue is recognized at the point of destination. Payment terms are typically within 45 days. Shipping and handling costs are included as a component of cost of sales.

55

We recognize revenue related to the procurement of certain untreated railroad crossties upon delivery to our plant and acceptance by the customer. Service revenue, consisting primarily of wood treating services, is recognized at the time the service is provided and the performance obligation is satisfied. Payment on sales of untreated railroad crossties and wood treating services are generally due within 30 days of the invoice date.

Contract Balances – The timing of revenue recognition results in both billed accounts receivable and unbilled receivables, both classified as accounts receivable, net of allowance within the consolidated balance sheet. Contract assets of $8.3 million and $7.9 million are recorded within accounts receivable, net of allowance within the consolidated balance sheet as of December 31, 2022 and December 31, 2021, respectively.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and on deposit and investments with an original maturity of 90 days or less.

Accounts receivable – We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. In circumstances where we become aware of a specific customer's inability to meet its financial obligations to Koppers, a specific reserve for bad debts is recorded against amounts due. If the financial condition of our customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Inventories – In the United States, CMC and RUPS inventories are valued at the lower of cost, utilizing the last-in, first-out ("LIFO") basis, or net realizable value. Utilities and industrial products inventories are valued at the lower of cost, utilizing the moving average cost basis, or net realizable value. PC inventories and all other inventories outside of the United States are valued at the lower of cost, utilizing the first-in, first-out ("FIFO") basis, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. LIFO inventories constituted approximately 52 percent and 45 percent of the FIFO inventory value at December 31, 2022 and 2021, respectively. In 2022, 2021 and 2020, we recorded inventory write-downs of $1.2 million, $0.6 million and $0.6 million, respectively, related to lower of cost and net realizable value for our subsidiaries that value inventory on the FIFO basis.

Property, plant and equipment – Property, plant and equipment are recorded at purchased cost and include improvements which significantly increase capacities or extend useful lives of existing plant and equipment. Depreciation expense is calculated by applying the straight-line method over estimated useful lives. Estimated useful lives for buildings generally range from ten to 20 years and depreciable lives for machinery and equipment generally range from three to 15 years. Net gains and losses related to asset disposals are recognized in earnings in the period in which the disposal occurs. Routine repairs, replacements and maintenance are expensed as incurred.

We periodically evaluate whether current facts and circumstances indicate that the carrying value of depreciable long- lived assets may not be recoverable. If an asset, or logical grouping of assets, is determined to be impaired, the asset is written down to its fair value using discounted future cash flows and, if available, quoted market prices. Refer to Note 4 – "Plant Closures and Divestitures" for additional information.

Goodwill and other intangible assets – Goodwill and other purchased intangible assets are included in the identifiable assets of the business segment to which they have been assigned. Goodwill is not amortized and is subject to an impairment test that we conduct annually or more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. We perform an assessment of goodwill at the reporting unit level, utilizing a combination of an income approach, using a discounted cash flow methodology, and a market approach, by comparing the estimated fair value calculations of each reporting unit with its net book value. The discounted cash flow calculations are dependent on several subjective factors including the timing of future forecasted cash flows including future forecasted revenue growth rates, and the discount rate. If assumptions or estimates in the fair value calculations change or if future forecasted cash flows or future forecasted growth rates vary from what was planned, this may impact the impairment analysis. We performed an impairment test for goodwill for each of the reporting units using the above quantitative testing approach. Based on the evaluations performed, we determined that the fair value of each of the reporting units exceeded its carrying amount, and therefore, we determined that goodwill was not impaired.

Identifiable intangible assets, other than goodwill, are recorded at fair value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives.

Deferred income taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in earnings in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Leases – Lease arrangements are determined whether or not to be a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. ROU lease liabilities are recognized based on the present value of the future minimum lease payments over the term of the lease as of the start date and may include consideration of certain adjustments including non-lease components. ROU assets are determined based on the determined ROU lease liability and may include the consideration of certain adjustments including initial direct costs, prepaid lease payments, lease incentives received, and non-lease components. The option to extend or terminate a lease is included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Asset retirement obligations – Asset retirement obligations are initially recorded at present value and are capitalized as part of the cost of the related long-lived asset when sufficient information is available to estimate present value. The capitalized costs are subsequently charged to depreciation expense over the estimated useful life of the related long-lived asset. The present value of the obligation is determined by calculating the discounted value of expected future cash flows and accretion expense is recorded each month to ultimately increase this obligation to fair value.

We recognize asset retirement obligations for the removal and disposal of residues; dismantling of certain tanks required by governmental authorities; cleaning and dismantling costs for owned rail cars; cleaning costs for leased rail cars and barges; and site demolition, when required by governmental authorities or by contract.

The following table describes changes to our asset retirement obligation liabilities:

	December 31,	
	2022	*2021*
(Dollars in millions)		
Asset retirement obligation at beginning of year	$13.2	$19.8
Accretion expense	1.0	1.0
Revision in estimated cash flows	2.2	(0.3)
Cash expenditures	(1.0)	(7.3)
Balance at end of year	$15.5	$13.2

Litigation and contingencies – Amounts associated with litigation and contingencies are accrued when management, after taking into consideration the facts and circumstances of each matter including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Legal costs for litigation are expensed as incurred with the exception of legal fees relating to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), sites.

Environmental liabilities – We accrue for remediation costs and penalties when the responsibility to remediate is probable and the amount of related cost is reasonably estimable. If only a range of potential liability can be estimated and no amount within the range is more probable than another, the accrual is recorded at the low end of that range. Remediation liabilities are discounted if the amount and timing of the cash disbursements are readily determinable.

New Accounting Pronouncements

In March 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method." This ASU amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in financial statements. ASU No. 2022-01 is effective for periods beginning after December 15, 2022, and earlier adoption is permitted. The adoption of this ASU will not have a material impact on our financial statements as we principally utilize cash flow hedges.

3. Acquisitions

On October 31, 2022, we acquired substantially all of the assets of Gross & Janes Co. ("Gross & Janes") for $15.5 million in cash and we accounted for the transaction as a business combination. Gross & Janes was the largest independent supplier of untreated crossties in North America, with operations in Missouri, Arkansas and Texas. The business we acquired has been integrated into our RUPS segment and we believe the acquisition will strengthen our supply chain when procuring untreated crossties for our customers. Transaction costs, revenue and profit related to the acquisition were not material for the year ended December 31, 2022.

The fair value of assets and liabilities acquired is set forth in the following table:

(Dollars in millions)	
Accounts receivable	$ 4.3
Inventory	7.4
Property, plant and equipment	4.5
Total assets acquired	16.2
Accounts payable and accrued liabilities	0.7
Net assets acquired	$15.5

4. Plant Closures and Divestitures

We have restructured our Carbon Materials and Chemicals ("CMC") segment in order to concentrate our facilities in regions where we believe we hold key competitive advantages to better serve our global customers. These closure activities include:

- In February 2021, we sold our closed Follansbee, West Virginia coal tar distillation facility and we recorded a gain on sale of $5.7 million, consisting of $2.6 million from cash proceeds in addition to the assumption of certain liabilities by the buyer.

- In September 2020, we sold Koppers (Jiangsu) Carbon Chemical Company Limited ("KJCC"). Refer to Note 5 – "Discontinued Operations" for more details.

- In October 2018, we sold our closed Clairton, Pennsylvania coal tar distillation facility. In the first quarter of 2021, certain post-sale conditions were achieved and the buyer of the property released cash held in escrow to us resulting in a gain on sale of $1.8 million.

Other closure and divestiture activity relates to our Railroad and Utility Products and Services ("RUPS") segment, including:

- In March 2022, we sold our utility pole treating facility in Sweetwater, Tennessee and recorded a gain on sale of $2.5 million.

- In October 2021, we sold our closed Denver, Colorado crosstie treating facility and recorded a gain on sale of $23.4 million.

5. Discontinued Operations

On September 30, 2020, we sold KJCC to Fangda Carbon New Material Co., Ltd and C-Chem Co., Ltd., a subsidiary of Nippon Steel Chemical & Material Co., Ltd. (the "Buyers"). KJCC was located in Pizhou, Jiangsu Province, China and was a 75 percent-owned coal tar distillation company which was part of our CMC segment. The pre-tax gain on the sale of KJCC was $44.1 million and the after-tax gain on the sale was $35.8 million for the year ended December 31, 2020. On December 23, 2021 and March 31, 2022, the Buyers issued various claims, which, after negotiation, were settled in April 2022 for $0.9 million, of which our share is $0.7 million. These claims were paid out of amounts held in escrow and the remaining escrow amount of $1.5 million was fully released in August 2022. In the third quarter of 2022, we recorded a charge of $0.5 million related to a tax indemnity claim from the Buyers which was paid in the fourth quarter of 2022.

The sale of KJCC represented a strategic shift that had a major effect on our operations and accordingly is classified as discontinued operations in our consolidated financial statements and notes.

Net sales and operating loss from discontinued operations for the year ended December 31, 2020 consist of the following amounts:

| | Year Ended December 31, |
	2020
(Dollars in millions)	
Net sales	$31.6
Operating loss	(5.0)

The cash flows related to KJCC have not been restated in the Consolidated Statement of Cash Flows. Net cash inflows and outflows from discontinued operations for the year ended December 31, 2020 consist of the following amounts:

| | Year Ended December 31, |
	2020
(Dollars in millions)	
Net cash provided by operating activities	$ 0.7
Net cash used in investing activities	(0.9)
Effect of exchange rate changes on cash	(0.5)
Net decrease in cash and cash equivalents	(0.7)

6. Fair Value Measurements

Carrying amounts and the related estimated fair values of our financial instruments as of December 31, 2022 and 2021 are as follows:

| | December 31, 2022 | | December 31, 2021 | |
	Fair Value	Carrying Value	Fair Value	Carrying Value
(Dollars in millions)				
Financial assets:				
Investments and other assets	$ 1.3	$ 1.3	$ 1.3	$ 1.3
Financial liabilities:				
Long-term debt (including current portion)	$801.1	$825.3	$804.1	$789.1

Investments and other assets – Represents the broker-quoted cash surrender value on universal life insurance policies. This asset is classified as Level 2 in the valuation hierarchy and is measured from values received from financial institutions.

Debt – The fair value of our long-term debt is estimated based on the market prices for the same or similar issuances or on the current rates offered to us for debt of the same remaining maturities (Level 2). The fair value of our Credit Facility (as defined in Note 15 – "Debt") approximates carrying value due to the variable rate nature of this instrument.

7. Earnings and Dividends per Common Share

The computation of basic earnings per common share for the periods presented is based upon the weighted average number of common shares outstanding during the periods. The computation of diluted earnings per common share includes the effect of non-vested nonqualified stock options and stock units assuming such options and stock units were outstanding common shares at the beginning of the period. The effect of antidilutive securities is excluded from the computation of diluted loss per common share, if any.

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2022	2021	2020
(Dollars in millions, except share amounts, in thousands, and per share amounts)			
Net income attributable to Koppers	$ 63.4	$ 85.2	$ 122.0
(Loss) gain on sale of discontinued operations, net of tax benefit (expense) of $0.0, $0.1 and $(7.4)	(0.6)	(0.2)	31.9
Income from continuing operations attributable to Koppers	$ 64.0	$ 85.4	$ 90.1
Weighted average common shares outstanding:			
Basic	20,977	21,238	20,992
Effect of dilutive securities	336	687	382
Diluted	21,313	21,925	21,374
Earnings per common share – continuing operations:			
Basic earnings per common share	$ 3.05	$ 4.02	$ 4.25
Diluted earnings per common share	3.00	3.90	4.17
Other data:			
Antidilutive securities excluded from computation of diluted earnings per common share	952	436	717

On February 15, 2023, the board of directors declared a quarterly dividend of $0.06 per common share, payable on March 27, 2023 to shareholders of record as of March 10, 2023.

8. Stock-based Compensation

We have outstanding stock-based compensation awards that were granted under the amended and restated 2005 Long-Term Incentive Plan (the "2005 LTIP"), the 2018 Long-Term Incentive Plan (the "2018 LTIP") and the 2020 Long-Term Incentive Plan, as amended (the "2020 LTIP"). The 2005 LTIP, the 2018 LTIP and the 2020 LTIP are collectively referred to as the "LTIP". The LTIP provides for the grant to eligible persons of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance awards, dividend equivalents and other stock-based awards, which are collectively referred to as the "awards."

Restricted Stock Units and Performance Stock Units

Under the LTIP, the board of directors grants restricted stock units and performance stock units to certain employee participants (collectively, the "stock units"). Compensation expense for non-vested stock units is recorded over the vesting period based on the fair value at the date of grant. The fair value of restricted stock units is the market price of the underlying common stock on the date of grant and the fair value of performance stock units is determined using a Monte Carlo valuation model. For grants to most employees, the restricted stock units vest in four equal annual installments. Restricted stock units that have one-year vesting periods are also issued as compensation under the LTIP to members of the board of directors and, from time to time, are issued to employees with vesting periods of two years or less.

Performance stock units have vesting based upon a market condition. These performance stock units have multi-year performance objectives and a three-year period for vesting (if the applicable performance objective is achieved). The applicable performance objective is based on our total shareholder return relative to the Standard & Poor's SmallCap 600 Materials Index. The number of performance stock units granted represents the target award and participants have the ability to earn between zero and 200 percent of the target award based upon actual performance. If minimum performance criteria are not achieved, no performance stock units will vest. We have the discretion to settle the awards in cash rather than shares, although we currently expect that all awards will be settled by the issuance of shares.

We calculated the fair value of the performance stock unit awards on the date of the grant using assumptions listed below:

	January 2022 Grant	January 2021 Grant	March 2020 Grant
Grant date price per share of stock performance award	$32.19	$29.84	$19.63
Expected dividend yield per share	0.00%	0.00%	0.00%
Expected volatility	66.90%	68.70%	45.60%
Risk-free interest rate	1.10%	0.16%	0.72%
Look-back period in years	3.00	3.00	2.83
Grant date fair value per share of stock performance award	$45.19	$41.50	$11.56

Dividends declared, if any, on our common stock during the period prior to vesting of the stock units are credited at equivalent value as additional stock units and become payable as additional common shares upon vesting. In the event of termination of employment, other than retirement, death or disability, any non-vested stock units are forfeited, including additional stock units credited from dividends. In the event of termination of employment due to retirement, death or disability, pro-rata vesting of the stock units over the service period will result. There are special vesting provisions for the stock units related to a change in control.

The following table shows a summary of the performance stock units as of December 31, 2022:

Performance Period	Minimum Shares	Target Shares	Maximum Shares
2021 – 2023	67,516	115,972	164,505
2022 – 2024	18,111	120,039	220,851

The minimum, target and maximum shares above reflect the impact from completed performance periods. Performance stock units granted in March 2020 for the 2020 – 2022 performance period did not meet the minimum performance criteria for any period and will not vest in March 2023.

The following table shows a summary of the status and activity of non-vested stock awards for the year ended December 31, 2022:

	Restricted Stock Units	Performance Stock Units	Total Stock Units	Weighted Average Grant Date Fair Value per Unit
Non-vested at January 1, 2022	505,905	474,166	980,071	$30.79
Granted	250,760	153,236	403,996	$35.78
Performance share adjustment	0	(124,932)	(124,932)	$25.24
Vested	(202,716)	(256,956)	(459,672)	$34.33
Forfeited	(29,337)	(9,501)	(38,838)	$27.93
Non-vested at December 31, 2022	524,612	236,013	760,625	$32.36

Stock Options

Stock options to most executive officers vest and become exercisable in four equal annual installments. The stock options have a term of ten years. In the event of termination of employment, other than retirement, death or disability, any non- vested options are forfeited. In the event of termination of employment due to retirement, death or disability, pro-rata vesting of the options over the service period will result. There are special vesting provisions for the stock options related to a change in control.

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Compensation expense for non-vested stock options is recorded over the vesting period based on the fair value at the date of grant. We calculated the fair value of stock options on the date of grant using the Black-Scholes-Merton model and the assumptions listed below:

	January 2022 Grant	January 2021 Grant	March 2020 Grant	March 2019 Grant
Grant date price per share of stock option award	$32.19	$29.84	$19.63	$26.63
Expected dividend yield per share	0.00%	0.00%	0.00%	0.00%
Expected life in years	6.76	6.64	6.40	6.14
Expected volatility	54.50%	54.80%	42.85%	39.44%
Risk-free interest rate	1.52%	0.59%	0.87%	2.53%
Grant date fair value per share of stock option award	$17.58	$15.79	$ 8.42	$11.29

Prior to February 2022, we had not declared a dividend since 2014. The expected life in years is based on historical exercise data of options previously granted by us. Expected volatility is based on the historical volatility of our common stock and the historical volatility of certain other similar public companies. The risk-free interest rate is based on U.S. Treasury bill rates for the expected life of the option.

The following table shows a summary of the status and activity of stock options for the year ended December 31, 2022:

	Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2021	1,054,166	$26.89		
Granted	98,108	$32.19		
Expired	(30,138)	$38.21		
Outstanding at December 31, 2022	1,122,136	$27.05	4.61	$5.5
Exercisable at December 31, 2022	843,475	$26.99	3.52	$4.7

Stock Compensation Expense

Total stock-based compensation expense recognized under our LTIP and employee stock purchase plan for the three years ended December 31, 2022 is as follows:

	Year Ended December 31,		
	2022	2021	2020
(Dollars in millions)			
Stock-based compensation expense recognized:			
Selling, general and administrative expenses	$13.2	$13.0	$11.3
Less related income tax benefit	4.4	3.7	2.2
Decrease in net income attributable to Koppers	$ 8.8	$ 9.3	$ 9.1
Intrinsic value of exercised stock options	$ 0.0	$ 2.2	$ 0.0
Cash received from the exercise of stock options	$ 0.0	$ 2.3	$ 0.0

As of December 31, 2022, total future compensation expense related to non-vested stock-based compensation arrangements totaled $18.4 million and the weighted-average period over which this expense is expected to be recognized is approximately 25 months.

9. Segment Information

We have three reportable segments: Railroad and Utility Products and Services, Performance Chemicals and Carbon Materials and Chemicals. Our reportable segments contain multiple aggregated business units since management believes the long-term financial performance of these business units is affected by similar economic conditions. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes.

Our RUPS segment sells treated and untreated wood products, manufactured products and services primarily to the railroad and public utility markets. Railroad products and services include procuring and treating items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings and the manufacture of rail joint bars. Utility products include transmission and distribution poles and pilings. The segment also operates a railroad services business that conducts engineering, design, repair and inspection services for railroad bridges, a business related to the recovery of used crossties and utility poles and a business related to the inspection of utility poles.

Our PC segment develops, manufactures, and markets wood preservation chemicals and wood treatment technologies and services a diverse range of end-markets including infrastructure, residential and commercial construction, and agriculture.

Our CMC segment is primarily a manufacturer of creosote, carbon pitch, naphthalene, phthalic anhydride and carbon black feedstock. Creosote is used in the treatment of wood and carbon black feedstock is used in the production of carbon black. Carbon pitch is used in the production of aluminum and steel in electric arc furnaces. Naphthalene is used for the production of phthalic anhydride and as a surfactant in the production of concrete. Phthalic anhydride is used in the production of plasticizers, polyester resins and alkyd paints.

Our primary measure of segment profitability is adjusted earnings before interest, income taxes, depreciation, amortization and certain non-cash and/or non-recurring items that do not contribute directly to management's evaluation of our operating results (as defined by us, "adjusted EBITDA"). These items include impairment, restructuring and plant closure costs, acquisition-related charges, mark-to-market commodity hedging, gain/loss on sale of assets and non-cash LIFO effects. This presentation is consistent with how our chief operating decision maker evaluates the results of operations and makes strategic decisions about the business. In addition, adjusted EBITDA is the primary measure used to determine the level of achievement of management's short-term incentive goals and related payout. For these reasons, we believe that adjusted EBITDA represents the most relevant measure of segment profit and loss.

Adjusted EBITDA is reconciled to net income on a consolidated basis, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment transactions are eliminated in consolidation.

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The following table sets forth certain sales and operating data by segment for the periods indicated:

	Year Ended December 31,		
	2022	*2021*	*2020*
(Dollars in millions)			
Revenues from external customers:			
Railroad and Utility Products and Services	$ 788.3	$ 729.9	$ 759.1
Performance Chemicals	579.9	503.3	526.3
Carbon Materials and Chemicals[a]	612.3	445.4	383.7
Total	$1,980.5	$1,678.6	$1,669.1
Intersegment revenues:			
Performance Chemicals	$ 22.2	$ 15.9	$ 13.7
Carbon Materials and Chemicals	74.3	75.3	78.7
Total	$ 96.5	$ 91.2	$ 92.4
Depreciation and amortization expense:			
Railroad and Utility Products and Services	$ 22.3	$ 22.3	$ 20.1
Performance Chemicals	15.3	17.9	18.1
Carbon Materials and Chemicals[b]	18.5	17.5	15.9
Total	$ 56.1	$ 57.7	$ 54.1
Adjusted EBITDA:			
Railroad and Utility Products and Services	$ 53.6	$ 45.4	$ 65.3
Performance Chemicals	75.5	101.8	100.7
Carbon Materials and Chemicals	99.0	76.3	45.0
Items excluded from the determination of segment profit:			
Impairment, restructuring and plant closure costs	(1.1)	(4.2)	(15.7)
Gain on sale of assets	2.5	31.2	0.0
LIFO (expense) benefit	(25.6)	(28.2)	13.7
Mark-to-market commodity hedging (losses) gains	(6.5)	(3.8)	9.2
Inventory adjustment[c]	(1.1)	0.0	0.0
Pension settlement	0.0	0.0	(0.1)
Discretionary incentive[d]	0.0	0.0	(3.0)
Interest expense	(44.8)	(40.5)	(48.9)
Depreciation and amortization	(56.1)	(57.7)	(54.1)
Depreciation in impairment and restructuring charges	0.0	(0.7)	(2.0)
Income tax provision	(31.6)	(34.5)	(21.0)
Discontinued operations	(0.6)	(0.2)	31.9
Net income	$ 63.2	$ 84.9	$ 121.0
Capital expenditures:			
Railroad and Utility Products and Services	$ 47.2	$ 62.0	$ 31.3
Performance Chemicals	10.6	17.7	12.1
Carbon Materials and Chemicals[e]	45.7	42.9	24.8
Corporate	1.8	2.4	1.6
Total	$ 105.3	$ 125.0	$ 69.8

(a) Revenue excludes KJCC discontinued operations of $31.6 million for the year ended December 31, 2020.
(b) Depreciation and amortization expense excludes KJCC discontinued operations of $0.6 million for the year ended December 31, 2020.
(c) Represents fair value step-up on inventory acquired in a business acquisition as described in Note 3 – "Acquisitions".
(d) Represents a one-time employee incentive associated with the sale of KJCC as described in Note 5 – "Discontinued Operations".
(e) Capital expenditures includes KJCC discontinued operations of $0.6 million for the year ended December 31, 2020.

.

The following table sets forth tangible and intangible assets allocated to each of our segments as of the dates indicated:

	December 31, 2022	December 31, 2021
(Dollars in millions)		
Segment assets:		
Railroad and Utility Products and Services	$ 660.8	$ 594.1
Performance Chemicals	516.9	586.9
Carbon Materials and Chemicals	500.5	447.1
Segment assets	1,678.2	1,628.1
Prepaid insurance and other assets	16.0	16.5
Property, plant and equipment, net	6.8	6.6
Operating lease right-of-use assets	10.4	10.7
Total	$1,711.4	$1,661.9
Goodwill:		
Railroad and Utility Products and Services	$ 120.6	$ 120.9
Performance Chemicals	173.4	175.1
Total	$ 294.0	$ 296.0

Revenues and Long-lived Assets by Geographic Area

	Year	Revenue	Long-lived assets
(Dollars in millions)			
United States	2022	$1,271.1	$ 902.9
	2021	1,134.2	857.3
	2020	1,170.1	832.0
Australasia	2022	283.0	73.8
	2021	230.6	78.9
	2020	194.3	82.0
Europe	2022	248.9	67.6
	2021	195.8	63.3
	2020	162.3	83.2
Other countries	2022	177.5	18.6
	2021	118.0	19.3
	2020	142.4	18.5
Total[a]	2022	$1,980.5	$1,062.9
	2021	$1,678.6	$1,018.8
	2020	$1,669.1	$1,015.7

(a) Revenue excludes KJCC discontinued operations of $31.6 million for the year ended December 31, 2020.

Revenues by geographic area in the above table are attributed by the destination country of the sale. Revenues from non-U.S. countries totaled $709.4 million in 2022, $544.4 million in 2021 and $499.0 million in 2020.

Segment Revenues for Significant Product Lines

		Year Ended December 31,	
	2022	2021	2020
(Dollars in millions)			
Railroad and Utility Products and Services:			
Railroad treated products	$ 457.4	$ 414.4	$ 405.1
Utility poles	227.9	228.0	241.7
Railroad infrastructure services	61.8	56.0	63.5
Rail joints	28.0	22.7	20.3
Other products	13.2	8.8	28.6
	788.3	729.9	759.1
Performance Chemicals:			
Wood preservative products	561.2	489.1	510.7
Other products	18.7	14.2	15.6
	579.9	503.3	526.3
Carbon Materials and Chemicals:			
Pitch and related products	390.7	260.3	230.9
Phthalic anhydride and other chemicals	109.1	75.6	66.4
Creosote and distillates	62.9	52.1	40.0
Naphthalene	36.0	27.1	19.7
Other products	13.6	30.3	26.7
	612.3	445.4	383.7
Total[a]	$1,980.5	$1,678.6	$1,669.1

(a) Revenue excludes KJCC discontinued operations of $31.6 million for the year ended December 31, 2020.

10. Income Taxes

Income Tax Provision

Components of our income tax provision are as follows:

		Year Ended December 31,	
	2022	2021	2020
(Dollars in millions)			
Current:			
Federal	$ 0.0	$ (1.5)	$ 0.8
State	0.6	0.9	0.7
Foreign	28.4	18.2	11.1
Total current tax provision	29.0	17.6	12.6
Deferred:			
Federal	0.2	10.6	6.1
State	(0.6)	1.1	1.6
Foreign	3.0	5.2	0.7
Total deferred tax provision	2.6	16.9	8.4
Total income tax provision	$31.6	$34.5	$21.0

Income before income taxes from foreign operations for 2022, 2021 and 2020 was $106.8 million, $71.8 million and $52.4 million, respectively.

The provision for income taxes is reconciled with the federal statutory income tax rate as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal income tax rate	21.0%	21.0%	21.0%
Foreign earnings taxed at different rates	8.7	4.3	2.9
GILTI inclusion, net of foreign tax credits	1.7	0.2	4.0
Valuation allowance adjustments	0.9	1.9	(12.1)
Deferred tax adjustments	0.0	(0.2)	(2.2)
Change in tax contingency reserves	(0.1)	(1.1)	(0.2)
State income taxes, net of federal tax benefit	(0.2)	2.1	2.2
Other	1.1	0.6	3.5
	33.1%	28.8%	19.1%

For each of the three years ended December 31, 2022, 2021 and 2020, we have recorded valuation allowance adjustments related to the value of certain deferred tax assets. In 2022, we recorded $0.9 million of adjustments to our valuation allowance for certain foreign and state tax deferred tax assets. In 2021, we recorded a $3.3 million valuation allowance against net deferred tax assets of our United Kingdom entities as a result of a recent history of pre-tax losses and the reversal of a deferred tax liability associated with a defined benefit pension plan.

In 2020, the valuation allowance adjustment was favorably impacted by our ability to utilize interest expense deduction carry forwards in the United States. As of December 31, 2019, we had recorded a cumulative valuation allowance totaling $13.3 million for disallowed interest expense deductions due to the uncertainly of when we could utilize the carry forward amounts. During 2020, new regulations impacted our interest expense limitation in our 2018 and 2019 U.S. tax returns. In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted and a provision of the CARES Act increased the allowable business interest expense deduction to 50 percent of adjusted taxable income retroactively to January 1, 2019. This combined with other newly released regulations favorably impacted our calculation of adjusted taxable income. After application of these new regulations, the limitation of our interest expense deduction was significantly reduced when compared to the same calculations under the previous regulations. Due to these changes, in the year ended December 31, 2020 we recorded an income tax benefit of $13.3 million, to adjust a previously recorded valuation allowance for disallowed interest expense deductions that were eligible for carry forward as we determined that we would be able to fully utilize these disallowed interest expense deductions.

Taxes Excluded from Net Income Attributable to Koppers

The amount of deferred income tax benefit (expense) included in comprehensive income but excluded from net income attributable to Koppers relates primarily to adjustments to copper swap contracts of $6.1 million, $0.5 million, and $(12.6) million for the years ended December 31, 2022, 2021 and 2020, respectively.

The amount of deferred income tax benefit (expense) included in comprehensive income but excluded from net income attributable to Koppers relates to adjustments to reflect the unfunded status of employee post-retirement benefit plans of $(0.5) million, $1.3 million, and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

67

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes.

Significant components of our deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2022	2021
(Dollars in millions)		
Deferred tax assets:		
Federal and state tax loss carryforwards, expiring in 2023 to 2042	$ 22.6	$ 24.4
Tax credits	17.4	17.5
Reserves, including insurance and environmental	9.3	9.0
Pension and other post-retirement benefits obligations	8.2	9.6
Foreign tax loss carryforwards	6.6	7.4
Accrued employee compensation	6.5	7.1
Interest disallowance	6.4	0.0
Asset retirement obligations	5.3	4.5
Inventory	4.6	5.9
Other	4.6	3.3
Valuation allowance	(43.8)	(44.5)
Total deferred tax assets	47.7	44.2
Deferred tax liabilities:		
Tax over book depreciation and amortization	52.3	44.0
Gain on derivative contracts	0.7	14.3
Other	4.5	4.3
Total deferred tax liabilities	57.5	62.6
Net deferred tax liabilities	$ (9.8)	$(18.4)

As a result of the Tax Act and the one-time mandatory transition tax, all previously unremitted earnings for which a U.S. deferred tax liability had not been accrued have now been subject to U.S. tax. As of December 31, 2022, there was approximately $518 million of such unremitted earnings. Substantially all unremitted earnings will remain indefinitely invested in our foreign subsidiaries for the foreseeable future unless we can remit any earnings as a dividend in a tax-free manner. In the event any earnings are remitted as a dividend with a tax cost due to currency gains or losses, state taxes, or foreign withholding taxes, we estimate that we will not incur significant additional taxes on those potential remittances.

Management evaluated the ability to realize the deferred tax assets that are related to our domestic and international operations. In assessing the need for a valuation allowance, management considered all positive and negative evidence related to the realization of our net deferred tax assets. We believe that we will be in a taxable income position in the foreseeable future and we will have sufficient taxable income to utilize deferred tax assets that do not have a valuation allowance related to our domestic and international operations.

A valuation allowance is necessary when it is more likely than not that a deferred tax asset will not be realized. Certain deferred tax assets reflected above are not expected to be realized and a valuation allowance has been provided for them.

Valuation allowances are recorded to offset the following deferred tax assets:

	December 31,	
	2022	2021
(Dollars in millions)		
State temporary differences, net operating losses and tax credits	$19.4	$19.2
Federal foreign tax credits	16.1	16.1
Foreign temporary differences, net operating losses and capital losses	8.3	9.1
Federal temporary differences	0.0	0.1
Total valuation allowances	$43.8	$44.5

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,		
	2022	2021	2020
(Dollars in millions)			
Balance at beginning of year	$ 1.5	$ 2.5	$ 2.1
Additions based on tax provisions related to the current year	0.1	0.1	0.2
Additions for tax provisions of prior years	0.0	0.0	0.5
Reductions resulting from a lapse in the statute of limitations	(0.2)	(1.1)	(0.3)
Balance at end of year	$ 1.4	$ 1.5	$ 2.5

As of December 31, 2022 and 2021, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate, was approximately $1.4 million and $1.5 million, respectively.

We recognize interest expense and any related penalties from unrecognized tax benefits in income tax expense. For the year ended December 31, 2022, we recognized $(0.1) million in interest and penalties. As of December 31, 2022 and 2021, we had accrued interest and penalties of approximately $0.3 million and $0.4 million, respectively.

We do not anticipate significant increases or decreases to the amount of unrecognized tax benefits within the next twelve months.

Koppers Holdings and its subsidiaries file income tax returns in the U.S. federal jurisdiction, individual U.S. state jurisdictions and non-U.S. jurisdictions. With few exceptions, we are no longer subject to U.S. federal, U.S. state, or non- U.S. income tax examinations by tax authorities for years before 2017.

69

11. Inventories

Inventories as of December 31, 2022 and December 31, 2021 were as follows:

	December 31,	
	2022	2021
(Dollars in millions)		
Raw materials	$318.5	$266.8
Work in process	10.2	12.6
Finished goods	130.4	112.1
	459.1	391.5
Less revaluation to LIFO	103.4	77.7
Inventories, net	$355.7	$313.8

12. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2022 and December 31, 2021 were as follows:

	December 31,	
	2022	2021
(Dollars in millions)		
Land	$ 15.0	$ 15.2
Buildings	80.3	75.8
Machinery and equipment	924.1	836.8
	1,019.4	927.8
Less accumulated depreciation	462.1	438.7
Property, plant and equipment, net	$ 557.3	$489.1

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 amounted to $41.2 million, $39.4 million and $33.7 million, respectively. Depreciation expense excludes KJCC discontinued operations of $0.6 million for the year ended December 31, 2020.

Impairments – We did not incur impairment charges in 2022, 2021 and 2020.

13. Goodwill and Other Identifiable Intangible Assets

The change in the carrying amount of goodwill attributable to each reporting unit for the years ended December 31, 2022 and December 31, 2021 was as follows:

	Performance Chemicals	Railroad Products and Services	Utility Products	Total
(Dollars in millions)				
Balance at December 31, 2020	$176.7	$41.1	$80.0	$297.8
Currency translation	(1.6)	0.0	(0.2)	(1.8)
Balance at December 31, 2021	$175.1	$41.1	$79.8	$296.0
Currency translation	(1.7)	(0.1)	(0.2)	(2.0)
Balance at December 31, 2022	$173.4	$41.0	$79.6	$294.0

Goodwill represents the excess of the cost over the fair value of acquired identifiable tangible and intangible assets and liabilities assumed from businesses acquired. Goodwill is tested for impairment at the reporting unit level annually in the fourth quarter or more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists, using discounted cash flows. We performed a quantitative assessment of goodwill at the reporting unit level, utilizing a combination of an income approach, using a discounted cash flow methodology, and a market approach, by comparing the estimated fair value calculations of each reporting unit with its net book value. The discounted cash flow calculations are dependent on several subjective factors including the timing of future forecasted cash flows, including forecasted future growth rates such as revenue and the discount rate. We determined that the estimated fair values exceeded the carrying values of all the reporting units, and accordingly, there was no impairment of goodwill incurred for each of the three years ended December 31, 2022.

Our identifiable intangible assets are being amortized over their estimated useful lives and are summarized below:

								December 31,
				2022				2021
	Estimated life in years	Weighted average remaining life in years	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
(Dollars in millions)								
Customer contracts	9 to 18	9.0	$224.9	$110.5	$114.4	$226.9	$ 97.6	$129.3
Technology	4 to 12	3.6	26.4	26.0	0.4	26.5	25.9	0.6
Trademarks	2 to 18	11.0	7.7	6.5	1.2	7.6	6.4	1.2
Supply contracts	10	0.0	2.4	2.4	0.0	2.4	2.4	0.0
Non-compete agreements	12	1.8	1.6	1.5	0.1	1.7	1.3	0.4
Total		8.9	$263.0	$146.9	$116.1	$265.1	$133.6	$131.5

In 2022, the gross carrying value of identifiable intangible assets decreased by a net $2.1 million, primarily due to foreign exchange translation. Total amortization expense related to these identifiable intangible assets was $14.9 million, $18.3 million and $19.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Estimated amortization expense for the next five years is summarized below:

	Estimated annual amortization
(Dollars in millions)	
2023	$14.4
2024	14.2
2025	13.7
2026	12.4
2027	12.0

14. Pensions and Post-Retirement Benefit Plans

We maintain a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the United States, as well as employees outside the United States. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the board of directors. The defined benefit pension plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for three domestic non-qualified defined benefit pension plans for certain key executives.

In the United States, all qualified and two of the non-qualified defined benefit pension plans for salaried and hourly employees have been closed to new participants and have been frozen. Accordingly, these pension plans no longer accrue additional years of service or recognize future increases in compensation for benefit purposes.

The defined contribution plans generally provide retirement assets to employee participants based upon employer and employee contributions to the participant's individual investment account. We also provide retiree medical insurance coverage to certain U.S. employees and a life insurance benefit to most U.S. employees. For salaried employees, the retiree medical and retiree insurance plans have been closed to new participants.

Expense related to defined contribution plans totaled $8.4 million, $9.1 million and $8.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Net periodic pension costs for 2022, 2021 and 2020 were as follows:

						Year Ended December 31,
	Pension Benefits			Other Benefits		
	2022	2021	2020	2022	2021	2020
(Dollars in millions)						
Service cost	$ 1.2	$ 1.5	$ 1.4	$0.0	$0.1	$0.1
Interest cost	5.6	5.2	6.4	0.3	0.3	0.3
Expected return on plan assets	(7.7)	(7.4)	(7.9)	0.0	0.0	0.0
Amortization of net loss (gain)	1.8	1.4	1.7	(0.1)	0.0	(0.2)
Settlements and curtailments	0.0	0.0	0.1	0.0	0.0	0.0
Net periodic benefit cost	$ 0.9	$ 0.7	$ 1.7	$0.2	$0.4	$0.2

The change in the funded status of the pension and post-retirement plans as of December 31, 2022 and December 31, 2021 is as follows:

	Year Ended December 31,			
	Pension Benefits		Other Benefits	
(Dollars in millions)	2022	2021	2022	2021
Change in benefit obligation:				
Benefit obligation at beginning of year	**$219.6**	$233.3	**$ 9.8**	$10.5
Service cost	**1.2**	1.5	**0.0**	0.1
Interest cost	**5.6**	5.2	**0.3**	0.3
Actuarial gains	**(51.8)**	(9.0)	**(3.4)**	(0.6)
Settlements	**(1.0)**	0.0	**0.0**	0.0
Currency translation	**(5.8)**	(0.6)	**0.0**	0.0
Benefits paid	**(10.8)**	(10.8)	**(0.7)**	(0.5)
Benefit obligation at end of year	**157.0**	219.6	**6.0**	9.8
Change in plan assets:				
Fair value of plan assets at beginning of year	**190.0**	208.0	**0.0**	0.0
Actual return on plan assets	**(46.1)**	(8.9)	**0.0**	0.0
Employer contribution	**0.9**	2.3	**0.7**	0.5
Settlements	**(1.0)**	0.0	**0.0**	0.0
Currency translation	**(5.6)**	(0.6)	**0.0**	0.0
Benefits paid	**(10.8)**	(10.8)	**(0.7)**	(0.5)
Fair value of plan assets at end of year	**127.4**	190.0	**0.0**	0.0
Funded status of the plan	**$ (29.6)**	$ (29.6)	**$(6.0)**	$ (9.8)

In 2022, the net actuarial gain of $51.8 million is due principally to the increase of 275 basis points in the discount rate used to measure the benefit obligation as of December 31, 2022 compared to the prior year. The actual return on plan assets was negative in 2022 primarily due to investment losses of $32.3 million in the US defined benefit pension plan and the revaluation decrease of $13.6 million in the bulk annuity insurance policy related to our defined benefit pension plan in the United Kingdom. As of December 31, 2022, the fair value of the bulk annuity insurance policy of $31.6 million is based on the calculated pension benefit obligation and is classified as Level 3 within the fair value hierarchy. As the calculated pension benefit obligation decreased due to an increase in the discount rate, there was a commensurate decrease in the value of the bulk annuity insurance policy.

During 2021, we entered into a buy-in bulk annuity insurance policy in exchange for a premium payment of $67.8 million, which is subject to adjustment as a result of subsequent data cleansing activities. Under the terms of this buy-in insurance policy, the insurer is liable to pay the benefits of our defined benefit pension plan in the United Kingdom, but the plan still retains full legal responsibility to pay the benefits to the members of the plan using the insurance payments. The buy-in policy will be treated as a plan asset going forward until such time as the buy-in policy is converted to a buy-out policy, which is when individual insurance policies will be assigned to each member of the plan and the plan will no longer have legal responsibility to pay the benefits to the members. The data cleansing effort was substantially completed in late 2022 and by late 2023, the pension obligation is expected to be irrevocably settled. Upon that event, we will recognize a pre-tax pension settlement loss of approximately $20 million. This pension plan has a benefit obligation of $32.6 million and plan assets of $31.6 million as of December 31, 2022.

Plan Data

| | Year Ended December 31, | | | |
| | Pension Benefits | | Other Benefits | |
(Dollars in millions)	2022	2021	2022	2021
Amounts recognized in the balance sheet consist of:				
Noncurrent assets	$ 0.6	$ 0.8	$0.0	$0.0
Current liabilities	1.0	1.0	0.5	0.6
Noncurrent liabilities	29.2	29.4	5.5	9.2
Pension plans with projected benefit obligations in excess of plan assets:				
Benefit obligation	$154.4	$215.7		
Fair value of plan assets	124.2	185.3		
Pension plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation	$154.2	$215.5		
Fair value of plan assets	124.2	185.3		

The measurement date for all pension and post-retirement assets and obligations is December 31 for each respective year.

The accumulated benefit obligation for all defined benefit pension plans as of December 31, 2022 and December 31, 2021 was $156.8 million and $219.1 million, respectively.

Expected Contributions for the 2023 Fiscal Year

Our expected contributions for 2023 are estimated to be $7.0 million for pension plans and $0.6 million for other benefit plans.

Projected Benefit Payments

Benefit payments for pension benefits, which are primarily funded by the pension plan assets, and other benefits, which are funded by general corporate assets, are expected to be paid as follows:

(Dollars in millions)	Pension Benefits	Other Benefits
2023	$11.6	$0.5
2024	11.3	0.5
2025	11.8	0.5
2026	11.3	0.5
2027	11.2	0.5
Next five years	57.9	2.4

Weighted-Average Assumptions

| | December 31, | | | |
| | Pension Benefits | | Other Benefits | |
	2022	2021	2022	2021
Discount rate	5.42%	2.67%	5.58%	2.97%
Expected return on plan assets	4.65	3.91		
Rate of compensation increase	3.13	3.00		
Initial medical trend rate			5.40	5.40

Basis for the Selection of the Long-Term Rate of Return on Assets

The long-term rate of return on assets assumption was determined by using the plan's asset allocation as described in the plan's investment policy and modeling a distribution of compound average returns over a time horizon. The model uses asset class return, variance, and correlation assumptions to produce the expected return. The return assumptions used forward looking gross returns influenced by the current bond yields, corporate bond spreads and equity risk premiums based on current market conditions.

In general, the long-term rate of return is the sum of the portion of total assets in each asset class multiplied by the expected return for that class, adjusted for expected expenses to be paid from the assets. To develop the expected long-term rate of return on assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Investment Strategy

The weighted average asset allocation for our pension plans as of December 31 by asset category is as follows:

	December 31,	
	2022	*2021*
Debt securities	**52%**	49%
Equity securities	**20**	21
Other	**28**	30
	100%	100%

Our investment strategy for our pension plans is to maintain an adequate level of diversification, to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future benefit payment requirements. Our overall investment strategy is to achieve a mix of growth seeking assets, principally U.S. and international public company equity securities and income generating assets, principally debt securities, real estate and cash. For all pension plans not engaged in a buy-out process, we target an allocation of 30 percent to 40 percent growth seeking assets and 60 percent to 70 percent income generating assets on an overall basis. We utilize investment managers to assist in identifying and monitoring investments that meet these allocation criteria. With respect to the U.S. defined benefit plan, we have implemented a strategy of reallocating pension assets from growth seeking assets to income generating assets as certain funded status levels are reached.

All assets are invested in pooled or commingled investment vehicles with the exception of the insurance annuity contract. Our interest in these investment vehicles is expressed as a unit of account with a value per unit that is the result of the accumulated values of the underlying investments. Equity securities held within these investment vehicles are typically priced on a daily basis using the closing market price from the exchange through which the security is traded. Debt securities held within these investment vehicles are typically priced on a daily basis by independent pricing services. Certain investments are valued using the net asset value ("NAV") practical expedient and have not been categorized in the fair value hierarchy but are included to reconcile the fair value hierarchy to the total fair value of plan assets. The fair value of real estate investments is either priced through a listing on an exchange or are subject to periodic appraisals.

The following tables set forth by level, our pension plan assets at fair value, within the fair value hierarchy, as of December 31, 2022 and December 31, 2021:

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
				December 31, 2022
(Dollars in millions)				
U.S. equity securities	$ 0.0	$ 4.9	$ 0.0	$ 4.9
International equity securities	0.0	11.1	0.0	11.1
U.S. debt securities	0.0	39.2	0.0	39.2
International debt securities	0.0	2.6	0.0	2.6
Insurance annuity contract and other investments	0.0	0.5	31.5	32.0
Cash and cash equivalents	0.0	1.6	0.0	1.6
	$ 0.0	$59.9	$31.5	$ 91.4
Investments measured at NAV[a]				36.0
Total assets at fair value				$127.4

(a) The fair value amounts presented in the table above are intended to permit reconciliations of the fair value hierarchy to the total plan assets.

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
				December 31, 2021
(Dollars in millions)				
U.S. equity securities	$ 0.0	$ 7.9	$ 0.0	$ 7.9
International equity securities	0.0	17.9	0.0	17.9
U.S. debt securities	0.0	64.9	0.0	64.9
International debt securities	0.0	3.6	0.0	3.6
Other investments	0.0	0.6	52.3	52.9
Cash and cash equivalents	0.0	2.1	0.0	2.1
	$ 0.0	$97.0	$52.3	$149.3
Investments measured at NAV[a]				40.7
Total assets at fair value				$190.0

(a) The fair value amounts presented in the table above are intended to permit reconciliations of the fair value hierarchy to the total plan assets.

Incentive Plan

We have short-term management incentive plans that pay cash bonuses if certain company performance goals are met. Expenses incurred for these plans were $12.6 million in 2022, $14.9 million in 2021 and $17.3 million in 2020.

15. Debt

Debt as of December 31, 2022 and December 31, 2021 was as follows:

	Weighted Average Interest Rate	Maturity	December 31, 2022	December 31, 2021
Term Loan	—	—	$ 0.0	$ 2.0
Revolving Credit Facility	—	—	0.0	287.1
Revolving Credit Facility	6.72%	2027	325.3	0.0
Senior Notes due 2025	6.00%	2025	500.0	500.0
Total debt			825.3	789.1
Less short-term debt and current maturities of long-term debt			0.0	2.0
Less unamortized debt issuance costs			7.6	5.6
Long-term debt			$817.7	$781.5

Revolving Credit Facility

In June 2022, we entered into an $800.0 million revolving credit agreement (the "Credit Facility") with a consortium of banks which replaced our previous $600.0 million senior secured revolving credit facility and $100.0 million senior secured term loan facility (the latter having been fully repaid as of March 31, 2022). The Credit Facility also provides for a $50.0 million swingline facility and provides for the ability to incur one or more uncommitted incremental revolving or term loan facilities in an aggregate amount of at least $730.0 million, subject to applicable financial covenants. The maturity date of the Credit Facility is currently June 17, 2027 but is subject to a springing maturity in the event the 2025 Notes (as defined below) are not repurchased, redeemed or refinanced prior to November 15, 2024. The interest rate on the Credit Facility is variable and may be based on the Secured Overnight Financing Rate ("SOFR"), which is the applicable benchmark for current borrowings, or an alternative benchmark depending on the borrowing type.

Borrowings under the Credit Facility are secured by a first priority lien on substantially all of the assets (excluding real property and other customary assets) of Koppers Inc., Koppers Holdings Inc. and their material domestic subsidiaries. The Credit Facility contains certain covenants that limit Koppers Inc. and its restricted subsidiaries, including, without limitation, limitations on additional indebtedness, liens, dividends, investments, acquisitions, subsidiary and certain other distributions, asset sales, transactions with affiliates and modifications to material documents, including organizational documents. In addition, such covenants give rise to events of default upon the failure by Koppers Inc. and its restricted subsidiaries to meet certain financial ratios.

As of December 31, 2022, we had $412.0 million of unused revolving credit availability for working capital purposes after restrictions from certain letter of credit commitments and other covenants. As of December 31, 2022, $7.8 million of commitments were utilized by outstanding letters of credit.

Senior Notes due 2025

Koppers Inc.'s $500 million Senior Notes due 2025 ("the "2025 Notes") are senior obligations of Koppers Inc., and are unsecured and are guaranteed by Koppers Holdings Inc. and certain of Koppers Inc.'s domestic subsidiaries. The 2025 Notes pay interest semi-annually in arrears on February 15 and August 15 and will mature on February 15, 2025 unless earlier redeemed or repurchased. We were entitled to redeem all or a portion of the 2025 Senior Notes at a redemption price of 101.5 percent of principal value as of February 15, 2022 until April 15, 2023 when the 2025 Notes are redeemable at principal value.

The indenture governing the 2025 Senior Notes includes customary covenants that restrict, among other things, the ability of Koppers Inc. and its restricted subsidiaries to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets of Koppers Inc. or its subsidiaries or enter into various transactions with affiliates.

Debt Maturities and Deferred Financing Costs

At December 31, 2022 the aggregate debt maturities for the next five years are as follows:

(Dollars in millions)	
2023	$ 0.0
2024	0.0
2025	500.0
2026	0.0
2027	325.3
Total debt	$825.3

Unamortized debt issuance costs (net of accumulated amortization of $14.9 million and $12.1 million at December 31, 2022 and 2021, respectively) were $7.6 million and $5.6 million at December 31, 2022 and 2021, respectively, and are included as a deduction from the carrying amount of long-term debt.

16. Leases

We recognize lease obligations and associated right-of-use assets for existing non-cancelable leases. We have non- cancelable operating leases primarily associated with railcars, office and manufacturing facilities, storage tanks, ships, production equipment and vehicles. Many of our leases include both lease (e.g., fixed rent) and non-lease components (e.g., maintenance and services). For certain asset classes such as railcars, storage tanks and ships, we have separated the lease and non-lease components based on the estimated stand-alone price for each component. For the remaining asset classes, we have elected to account for these components as a single lease component. In addition, we exclude leases expiring within twelve months from balance sheet recognition.

Many of our leases include one or more options to renew. We evaluate renewal options at the lease commencement date and regularly thereafter to determine if we are reasonably certain to exercise the option, in which case we include the renewal period in our lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on information available to determine the present value of the lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred. Operating lease costs were $29.3 million and $30.2 million and variable lease costs were $3.3 million and $3.3 million during the years ended December 31, 2022 and 2021, respectively.

The following table presents information about the amount and timing of cash flows arising from our operating leases as of December 31, 2022:

(Dollars in millions)	
2023	$ 26.2
2024	22.3
2025	17.1
2026	12.3
2027	10.0
Thereafter	20.6
Total lease payments	$108.5
Less: Interest	(21.7)
Present value of lease liabilities	$ 86.8

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,	
	2022	2021
(Dollars in millions)		
Operating leases:		
Operating lease right-of-use assets	$86.3	$91.2
Current operating lease liabilities	$20.5	$21.3
Operating lease liabilities	66.3	70.3
Total operating lease liabilities	$86.8	$91.6
Weighted average remaining lease term, in years	5.6	5.8
Weighted average discount rate	7.2%	7.4%

17. Derivative Financial Instruments

We utilize derivative instruments to manage exposures to risks that have been identified and measured and are capable of being controlled. The primary risks that we manage by using derivative instruments are commodity price risk associated with copper and foreign currency exchange risk associated with a number of currencies, principally the U.S. dollar, the Euro and British pounds. Swap contracts on copper are used to manage the price risk associated with forecasted purchases of materials used in our manufacturing processes. Generally, we will not hedge cash flow exposures for durations longer than 36 months and we have hedged certain volumes of copper through the end of 2024. We enter into foreign currency forward contracts to manage foreign currency risk associated with our receivable and payable balances in addition to foreign-denominated sales. Generally, we enter into master netting arrangements with the counterparties and offset net derivative positions with the same counterparties. Currently, our agreements do not require cash collateral.

ASC Topic 815-10, "Derivatives and Hedging," requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. Derivative instruments' fair value is determined using significant other observable inputs, or Level 2 in the fair value hierarchy. In accordance with ASC Topic 815-10, we designate certain of our commodity swaps as cash flow hedges of forecasted purchases of commodities. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instruments representing hedge ineffectiveness are recognized in current earnings.

For those commodity swaps where hedge accounting is not elected, the fair value of the commodity swap is recognized as an asset or liability in the consolidated balance sheet and the related gain or loss on the derivative is reported in current earnings. These amounts are classified in cost of sales in the consolidated statement of operations.

As of December 31, 2022 and December 31, 2021, we had outstanding copper swap contracts of the following amounts:

	Units Outstanding (in Pounds)		Net Fair Value-Asset	
	December 31,		December 31,	
	2022	2021	2022	2021
(Amounts in millions)				
Cash flow hedges	21.3	29.0	$2.5	$53.8
Not designated as hedges	6.0	6.1	0.6	7.1
Total	27.3	35.1	$3.1	$60.9

As of December 31, 2022 and December 31, 2021, the fair value of the outstanding copper swap contracts is recorded in the balance sheet as follows:

	December 31,	
	2022	*2021*
(Dollars in millions)		
Derivative contracts	$ 3.4	$60.9
Accrued liabilities	(0.3)	0.0
Net asset on balance sheet	$ 3.1	$60.9
Accumulated other comprehensive gain, net of tax	$ 1.8	$40.6

In the next twelve months, we estimate that $1.6 million of unrealized gains, net of tax, related to commodity price hedging will be reclassified from other comprehensive income into earnings.

See the consolidated statement of comprehensive income and consolidated statement of shareholders' equity for amounts recorded in other comprehensive income and for amounts reclassified from accumulated other comprehensive (loss) income into net income for each of the three years ended December 31, 2022.

For the years ended December 31, 2022, 2021 and 2020, the following amounts were recognized in earnings related to copper swap contracts:

	Year Ended December 31,		
	2022	*2021*	*2020*
(Dollars in millions)			
(Loss) gain from contracts where hedge accounting was not elected	$(6.5)	$(3.8)	$9.2

The fair value associated with forward contracts related to foreign currency that are not designated as hedges are immediately charged to earnings. These amounts are classified in cost of sales in the consolidated statement of operations.

As of December 31, 2022 and 2021, the fair value of outstanding foreign currency forward contracts is recorded in the balance sheet as follows:

	December 31,	
	2022	*2021*
(Dollars in millions)		
Derivative contracts	$ 0.1	$ 0.1
Accrued liabilities	(0.1)	(0.5)
Net (liability) on balance sheet	$ 0.0	$(0.3)

As of December 31, 2022 and 2021, the net currency units outstanding were:

	December 31,	
	2022	*2021*
(In millions)		
New Zealand Dollars	NZD 3.3	NZD 0.0
United States Dollars	USD 9.3	USD 21.4

18. Common Stock and Senior Convertible Preferred Stock

Changes in senior convertible preferred stock, common stock and treasury stock for the three years ended December 31, 2022 are as follows:

	December 31,		
	2022	2021	2020
(Shares in thousands)			
Senior Convertible Preferred Stock:			
Balance at beginning and end of year	**0**	0	0
Common Stock:			
Balance at beginning of year	**24,027**	23,688	23,321
Issued for employee stock plans	**520**	339	367
Balance at end of year	**24,547**	24,027	23,688
Treasury Stock:			
Balance at beginning of year	**(2,931)**	(2,590)	(2,516)
Shares repurchased	**(853)**	(341)	(74)
Balance at end of year	**(3,784)**	(2,931)	(2,590)

19. Commitments and Contingent Liabilities

We are involved in litigation and various proceedings relating to environmental laws and regulations, product liability and other matters. Certain of these matters are discussed below. The ultimate resolution of these contingencies is subject to significant uncertainty and should we fail to prevail in any of these legal matters or should several of these legal matters be resolved against us in the same reporting period, these legal matters could, individually or in the aggregate, be material to the consolidated financial statements.

Legal Proceedings

Coal Tar Pitch Cases. Koppers Inc. is one of several defendants in lawsuits filed in two states in which the plaintiffs claim they suffered a variety of illnesses (including cancer) as a result of exposure to coal tar pitch sold by the defendants. There were 51 plaintiffs in 27 cases pending as of December 31, 2022, compared to 59 plaintiffs in 31 cases pending as of December 31, 2021. As of December 31, 2022, there were 26 cases pending in the Court of Common Pleas of Allegheny County, Pennsylvania, and one case pending in the Circuit Court of Knox County, Tennessee.

The plaintiffs in all 27 pending cases seek to recover compensatory damages. Plaintiffs in 24 of those cases also seek to recover punitive damages. The plaintiffs in the 26 cases filed in Pennsylvania seek unspecified damages in excess of the court's minimum jurisdictional limit. The plaintiff in the Tennessee state court case seeks damages of $15.0 million. The other defendants in these lawsuits vary from case to case and include companies such as Beazer East, Inc. ("Beazer East"), Honeywell International Inc., Graftech International Holdings, Dow Chemical Company, UCAR Carbon Company, Inc., and SGL Carbon Corporation. Discovery is proceeding in these cases. No trial dates have been set in any of these cases.

We have not provided a reserve for the coal tar pitch lawsuits because, at this time, we cannot reasonably determine the probability of a loss, and the amount of loss, if any, cannot be reasonably estimated. The timing of resolution of these cases cannot be reasonably determined. Although Koppers Inc. is vigorously defending these cases, an unfavorable resolution of these matters may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Environmental and Other Litigation Matters

We are subject to federal, state, local and foreign laws and regulations and potential liabilities relating to the protection of the environment and human health and safety including, among other things, the cleanup of contaminated sites, the treatment, storage and disposal of wastes, the discharge of effluent into waterways, the emission of substances into the air and various health and safety matters. We expect to incur substantial costs for ongoing compliance with such laws and regulations. We may also face governmental or third-party claims, or otherwise incur costs, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. We accrue for environmental liabilities when a determination can be made that a liability is probable and reasonably estimable.

Environmental and Other Liabilities Retained or Assumed by Others. We have agreements with former owners of certain of our operating locations under which the former owners retained, assumed and/or agreed to indemnify us against certain environmental and other liabilities. The most significant of these agreements was entered into at Koppers Inc.'s formation on December 29, 1988 (the "Acquisition"). Under the related asset purchase agreement between Koppers Inc. and Beazer East, subject to certain limitations, Beazer East retained the responsibility for and agreed to indemnify Koppers Inc. against certain liabilities, damages, losses and costs, including, with certain limited exceptions, liabilities under and costs to comply with environmental laws to the extent attributable to acts or omissions occurring prior to the Acquisition and liabilities related to products sold by Beazer East prior to the Acquisition (the "Indemnity"). Beazer Limited, the parent company of Beazer East, unconditionally guaranteed Beazer East's performance of the Indemnity pursuant to a guarantee (the "Guarantee").

The Indemnity provides different mechanisms, subject to certain limitations, by which Beazer East is obligated to indemnify Koppers Inc. with regard to certain environmental, product and other liabilities and imposes certain conditions on Koppers Inc. before receiving such indemnification, including, in some cases, certain limitations regarding the time period as to which claims for indemnification can be brought. In July 2004, Koppers Inc. and Beazer East agreed to amend the environmental indemnification provisions of the December 29, 1988 asset purchase agreement to extend the indemnification period for pre-closing environmental liabilities, subject to the following paragraph, and agreed to share toxic tort litigation defense arising from any sites acquired from Beazer East.

Qualified expenditures under the Indemnity are not subject to a monetary limit. Qualified expenditures under the Indemnity include (i) environmental cleanup liabilities required by third parties, such as investigation, remediation and closure costs, relating to pre-December 29, 1988 ("Pre-Closing") acts or omissions of Beazer East or its predecessors; (ii) environmental claims by third parties for personal injuries, property damages and natural resources damages relating to Pre-Closing acts or omissions of Beazer East or its predecessors; (iii) punitive damages for the acts or omissions of Beazer East and its predecessors without regard to the date of the alleged conduct and (iv) product liability claims for products sold by Beazer East or its predecessors without regard to the date of the alleged conduct. The indemnification period ended July 14, 2019 (the "Claim Deadline") and Beazer East may now tender certain third-party claims described in sections (i) and (ii) above to Koppers Inc. However, to the extent the third-party claims described in sections (i) and (ii) above were tendered to Beazer East by the Claim Deadline, Beazer East will continue to be required to pay the costs arising from such claims under the Indemnity. Furthermore, the Claim Deadline did not change the provisions of the Indemnity with respect to indemnification for non-environmental claims, such as product liability claims, which claims may continue to be tendered by Koppers Inc. to Beazer East.

The Indemnity provides for the resolution of issues between Koppers Inc. and Beazer East by an arbitrator on an expedited basis upon the request of either party. The arbitrator could be asked, among other things, to make a determination regarding the allocation of environmental responsibilities between Koppers Inc. and Beazer East. Arbitration decisions under the Indemnity are final and binding on the parties.

Contamination has been identified at most manufacturing and other sites of our subsidiaries. One site currently owned and operated by Koppers Inc. in the United States is listed on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). Currently, at the properties acquired from Beazer East, which includes the National Priorities List site and all but one of the sites permitted under the Resource Conservation and Recovery Act ("RCRA"), a significant portion of all investigative, cleanup and closure activities are being conducted and paid for by Beazer East pursuant to the terms of the Indemnity. In addition, other of Koppers Inc.'s sites are or have been operated under RCRA and various other environmental permits, and remedial and closure activities are being conducted at some of these sites.

To date, the parties that retained, assumed and/or agreed to indemnify us against the liabilities referred to above, including Beazer East, have performed their obligations in all material respects. Periodically, issues have arisen between Koppers Inc. and Beazer East and/or other indemnitors that have been resolved without arbitration. Koppers Inc. and Beazer East engage in discussions from time to time that involve, among other things, the allocation of environmental costs related to certain operating and closed facilities.

If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to such matters, which could result in a negative impact to our business, financial condition, cash flows and results of operations.

Domestic Environmental Matters. Koppers Inc. has been named as one of the potentially responsible parties ("PRPs") at the Portland Harbor CERCLA site located on the Willamette River in Oregon. Koppers Inc. operated a coal tar pitch terminal near the site. Koppers Inc. has responded to an EPA information request and has executed a PRP agreement which outlines a private process to develop an allocation of past and future costs among more than 80 parties to the site. Koppers Inc. believes it is a *de minimis* contributor at the site.

The EPA issued its Record of Decision ("ROD") in January 2017 for the Portland Harbor CERCLA site. The selected remedy includes a combination of sediment removal, capping, enhanced and monitored natural recovery and riverbank improvements. The ROD does not determine who is responsible for remediation costs. At that time, the net present value and undiscounted costs of the selected remedy as estimated in the ROD are approximately $1.1 billion and $1.7 billion, respectively. These costs may increase given the remedy will not be implemented for several years. Responsibility for implementing and funding that work will be decided in the separate private allocation process which is ongoing.

Additionally, Koppers Inc. is involved in two separate matters involving natural resource damages at the Portland Harbor site. One matter involves claims by the trustees to recover damages based upon an assessment of damages to natural resources caused by the releases of hazardous substances to the Willamette River. The assessment serves as the foundation to estimate liabilities for settlements of natural resource damages claims or litigation to recover from those who do not settle with the trustee groups. Koppers Inc. has been engaged in a process to resolve its natural resource damage liabilities for the assessment area. A second matter involves a lawsuit filed in January 2017 by the Yakama Nation in Oregon federal court. Yakama Nation seeks recovery for response costs and the costs of assessing injury to natural resources to waterways beyond the current assessment area. Following the most recent court rulings, the Yakama Nation case has been stayed pending completion of the private allocation process for the Portland Harbor CERCLA site.

In September 2009, Koppers Inc. received a general notice letter notifying it that it may be a PRP at the Newark Bay CERCLA site. In January 2010, Koppers Inc. submitted a response to the general notice letter asserting that Koppers Inc. is a *de minimis* party at this site.

We have accrued the estimated costs of participating in the PRP group at the Portland Harbor and Newark Bay CERCLA sites and estimated *de minimis* contributor settlement amounts at the sites totaling $4.1 million as of December 31, 2022. The actual cost could be materially higher as there has not been a determination of how those costs will be allocated among the PRPs at the sites. Accordingly, an unfavorable resolution of these matters may have a material adverse effect on our business, financial condition, cash flows and results of operations.

There are two plant sites related to the Performance Chemicals business and one plant site related to the Utility and Industrial Products business in the United States where we have recorded environmental remediation liabilities for soil and groundwater contamination which occurred prior to our acquisition of the businesses. As of December 31, 2022, our estimated environmental remediation liability for these sites totals $3.9 million.

Foreign Environmental Matters. There is one plant site related to the Performance Chemicals business located in Australia where we have recorded an environmental remediation liability for soil and groundwater contamination which occurred prior to the acquisition of the business. As of December 31, 2022, our estimated environmental remediation liability for the acquired site totals $1.3 million.

Environmental Reserves Rollforward. The following table reflects changes in the accrual for environmental remediation. A total of $2.5 million and $2.8 million are classified as current liabilities as of December 31, 2022 and December 31, 2021, respectively:

	December 31,	
	2022	2021
(Dollars in millions)		
Balance at beginning of year	$10.7	$11.0
Expense	1.6	0.3
Revision of reserves	0.0	(0.1)
Cash expenditures	(1.1)	(0.4)
Currency translation	(0.3)	(0.1)
Balance at end of year	$10.9	$10.7

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer and utilizing the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013), have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures were effective as of the end of the period covered by this report.

(b) Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act) that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See Management Report on page 47 for management's annual report on internal control over financial reporting. See Report of Independent Registered Public Accounting Firm on page 48 for KPMG LLP's attestation report on internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K with respect to directors is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders (the "Proxy Statement") which we will file with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year under the caption "Proxy Item 1 – Proposal for Election of Directors" and is incorporated herein by reference.

The information required by this item concerning our executive officers is incorporated by reference herein from Part I of this report under "Information About Our Executive Officers".

The information required by Item 405 of Regulation S-K, if disclosure is required thereunder, is included in the Proxy Statement under the caption "General Matters – Delinquent Section 16(a) Reports" and is incorporated herein by reference.

The information required by Item 407(d)(4) and Item 407(d)(5) of Regulation S-K is included in the Proxy Statement under the caption "Proxy Item 1 – Proposal for Election of Directors – Board Meetings and Committees" and is incorporated herein by reference.

The audit committee and our board have approved and adopted a Code of Conduct for all directors, officers and employees and a Code of Ethics Applicable to Senior Officers, copies of which are available on our website at www.koppers.com and upon written request by our shareholders at no cost. Requests should be sent to Koppers Holdings Inc., Attention: Corporate Secretary's Office, 436 Seventh Avenue, Suite 1550, Pittsburgh, Pennsylvania 15219. We will describe the date and nature of any amendment to our Code of Conduct or Code of Ethics Applicable to Senior Officers or any waiver (implicit or explicit) from a provision of our Code of Conduct or Code of Ethics Applicable to Senior Officers within four business days following the date of the amendment or waiver on our Internet website at www.koppers.com. We do not intend to incorporate the contents of our website into this report.

85

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is contained in the Proxy Statement under the captions "Executive and Director Compensation" and "Corporate Governance Matters – Committee Reports to Shareholders – Management Development and Compensation Committee Report" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is contained in the Proxy Statement under the caption "Common Stock Ownership" and is incorporated herein by reference.

The following table provides information as of December 31, 2022, regarding the number of shares of our common stock that may be issued under our 2020 Long Term Incentive Plan:

Plan Category:	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	1,882,761	$27.05	1,607,854
Equity compensation plans not approved by security holders	0	0.00	0
Total	1,882,761	$27.05	1,607,854

(1) Includes shares of our common stock that may be issued pursuant to outstanding options, time-based restricted stock units ("RSUs") and performance-based RSUs awarded under our 2020 Long-Term Incentive Plan.
(2) Does not reflect time-based RSUs and performance-based RSUs included in the first column, which do not have an exercise price.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is contained in the Proxy Statement under the captions "Transactions with Related Persons" and "Corporate Governance Matters – Director Independence" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Name: KPMG LLP

Auditor Location: Pittsburgh, Pennsylvania (US Firm)

Auditor Firm ID: PCAOB ID 185

All other information required by Item 14 is contained in the Proxy Statement under the caption "Auditors" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

Financial statements filed as part of this report are included in "Item 8 – Financial Statements and Supplementary Data" as listed on the index on page 46.

(a) 2. Financial Statement Schedules

"Schedule II – Valuation and Qualifying Accounts" is included on page 92. All other schedules are omitted because they are not applicable or the required information is contained in the applicable financial statements or notes thereto.

(a) 3. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporation by Reference
3.1	Amended and Restated Articles of Incorporation of the Company, as amended on May 7, 2015	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2015 (Commission File No. 001-32737).
3.2	Second Amended and Restated Bylaws of the Company, as adopted on August 2, 2017	Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2017 (Commission File No. 001-32737).
4.1	Indenture, dated as of January 25, 2017, among Koppers Inc., Koppers Holdings Inc., the other guarantors named therein and Wells Fargo Bank, National Association, as Trustee	Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 25, 2017 (Commission File No. 001-32737).
4.2	First Supplemental Indenture, dated as of March 7, 2018, among M.A. Energy Resources, LLC, Koppers Inc., Koppers Holdings Inc., as a Guarantor, the other Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee	Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2018 (Commission File No. 001-32737).
4.3	Second Supplemental Indenture, dated as of April 17, 2018, among the Guaranteeing Subsidiaries party thereto, Koppers Inc., Koppers Holdings Inc., as a Guarantor, the other Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee	Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2018 (Commission File No. 001-32737).
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (Commission File No. 001-32737).
4.5	Third Supplemental Indenture, dated as of August 20, 2020, among Koppers Utility Services LLC, Koppers Inc., Koppers Holdings Inc., as a Guarantor, the other Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee	Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2020 (Commission File No. 001-32737).
10.1	Asset Purchase Agreement by and between Koppers Inc. and Koppers Company, Inc., dated as of December 28, 1988	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994. (P)
10.2	Asset Purchase Agreement Guarantee provided by Beazer PLC, dated as of December 28, 1988	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994. (P)
10.3*	Koppers Industries, Inc. Non-contributory Long Term Disability Plan for Salaried Employees	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in connection with the offering of the 8 1 / 2 % Senior Notes due 2004. (P)
10.4*	Koppers Industries, Inc. Survivor Benefit Plan	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in connection with the offering of the 8 1 / 2 % Senior Notes due 2004. (P)

87

Exhibit No.	Exhibit	Incorporation by Reference
10.5	Amendment and Restatement to Article VII of the Asset Purchase Agreement by and between Koppers Inc. and Beazer East, Inc., dated July 15, 2004	Exhibit 10.33 to the Koppers Inc. Quarterly Report on Form 10-Q filed on August 6, 2004 (Commission File No. 001-12716).
10.6	Agreement and Plan of Merger dated as of November 18, 2004, by and among Koppers Inc., Merger Sub for KI Inc. and Koppers Holdings Inc. (f/k/a KI Holdings Inc.)	Exhibit 10.34 to the Company's Registration Statement on Form S-4 filed on February 14, 2005 (Registration No. 333-122810).
10.7*	Koppers Holdings Inc. 2005 Long Term Incentive Plan, as Amended and Restated effective March 24, 2016	Appendix A to the Company's Definitive Proxy Statement for its 2016 Annual Meeting of Shareholders filed on April 5, 2016 (Commission File No. 001-32737).
10.8*	Koppers Holdings Inc. Benefit Restoration Plan	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2007 (Commission File No. 001-32737).
10.9*	Koppers Inc. Supplemental Executive Retirement Plan I	Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009 (Commission File No. 001-32737).
10.10*	Koppers Inc. Supplemental Executive Retirement Plan II, as amended and restated	Exhibit 10.93 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2014 (Commission File No. 001-32737).
10.11*	Amendment to Koppers Holdings Inc. Benefit Restoration Plan effective as of January 1, 2009	Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009 (Commission File No. 001-32737).
10.12*	Notice of Grant of Stock Option	Exhibit 10.64 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 25, 2013 (Commission File No. 001-32737).
10.13*	Koppers Annual Incentive Plan, as amended January 25, 2016	Exhibit 10.97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 29, 2016 (Commission File No. 001-32737).
10.14*	Notice of Grant of Stock Option	Exhibit 10.100 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (Commission File No. 001-32737).
10.15	Agreement and Plan of Merger, dated April 10, 2018, by and among Koppers Inc., Cox Industries, Inc., each of the Selling Shareholders party thereto, and the Shareholder Representative party thereto	Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2018 (Commission File No. 001-32737).
10.16*	Koppers Holdings Inc. 2018 Long Term Incentive Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 3, 2018 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
10.17*	Form of Notice of Grant of Stock Option	Exhibit 10.123 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2018 (Commission File No. 001-32737).
10.18*	Form of Restricted Stock Unit Issuance Agreement – Time Vesting	Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (Commission File No. 001-32737).
10.19*	Form of Restricted Stock Unit Issuance Agreement – Performance Vesting	Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (Commission File No. 001-32737).
10.20*	Form of Notice of Grant of Stock Option	Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (Commission File No. 001-32737).
10.21*	Koppers Holdings Inc. 2020 Long Term Incentive Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2020 (Commission File No. 001-32737).
10.22*	Form of Restricted Stock Unit Issuance Agreement – Time Vesting	Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.23*	Form of Restricted Stock Unit Issuance Agreement – Performance Vesting	Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.24*	Form of Notice of Grant of Stock Option	Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.25*	Amendment to the Koppers Holdings Inc. Benefit Restoration Plan	Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.26*	First Amendment to the Koppers Holdings Inc. 2020 Long Term Incentive Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2021 (Commission File No. 001-32737).
10.27*	Amended and Restated Koppers Holdings Inc. Employee Stock Purchase Plan	Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 7, 2021 (Commission File No. 001-32737).
10.28*	Form of Change in Control Agreement entered into as of March 1, 2021 between Koppers Holdings Inc. and the named Executive	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2021 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
10.29*	Koppers Holdings Inc. Director Deferred Compensation Plan	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2021 (Commission File No. 001-32737).
10.30*	Form of Restricted Stock Unit Issuance Agreement – Time Vesting	Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 23, 2022 (Commission File No. 001-32737).
10.31*	Form of Restricted Stock Unit Issuance Agreement – Performance Vesting	Exhibit 10.50 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 23, 2022 (Commission File No. 001-32737).
10.32*	Form of Notice of Grant of Stock Option	Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 23, 2022 (Commission File No. 001-32737).
10.33	Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C Issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 21, 2022 (Commission File No. 001-32737).
10.34*	Koppers Holdings Inc. Director Deferred Compensation Plan, as amended and restated effective August 3, 2022	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2022 (Commission File No. 001-32737).
10.35*	Form of Restricted Stock Unit Issuance Agreement – Time Vesting	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 13, 2022 (Commission File No. 001-32737).
10.36*	Form of Restricted Stock Unit Issuance Agreement – EBITDA Performance Vesting	Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 13, 2022 (Commission File No. 001-32737).
10.37*	Form of Restricted Stock Unit Issuance Agreement – TSR Performance Vesting	Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 13, 2022 (Commission File No. 001-32737).
10.38* ***	Form of Restricted Stock Unit Issuance Agreement Non-Employee Director – Time Vesting	
21***	List of subsidiaries of the Company.	
23.1***	Consent of Independent Registered Public Accounting Firm.	
24***	Powers of Attorney.	
31.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).	
31.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).	

Exhibit No.	Exhibit	Incorporation by Reference
32.1***	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 1350.	
101.INS***	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document	
101.SCH***	Inline XBRL Taxonomy Extension Schema Document	
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

*   Management Contract or Compensatory Plan.
*** Filed herewith.
(P) Paper exhibits

ITEM 16. FORM 10-K SUMMARY

None.

KOPPERS HOLDINGS INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2022, 2021 and 2020

	Balance at Beginning of Year	Increase (Decrease) to Expense	Net Write-offs	Currency Translation	Balance at End of Year
(Dollars in millions)					
2022					
Allowance for doubtful accounts	$ 3.3	$ 0.3	$(0.1)	$ 0.0	$ 3.5
Deferred tax valuation allowance	$44.5	$ 0.9	$(0.9)	$(0.7)	$43.8
2021					
Allowance for doubtful accounts	$ 2.6	$ 1.2	$(0.5)	$ 0.0	$ 3.3
Deferred tax valuation allowance	$44.6	$ 3.6	$(3.6)	$(0.1)	$44.5
2020					
Allowance for doubtful accounts	$ 2.6	$ 0.2	$(0.2)	$ 0.0	$ 2.6
Deferred tax valuation allowance	$58.0	$(12.1)	$(1.7)	$ 0.4	$44.6

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Koppers Holdings Inc. has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Koppers Holdings Inc.

BY: /s/   Jimmi Sue Smith
_____

Jimmi Sue Smith
Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Capacity	Date
/s/ Leroy M. Ball Leroy M. Ball	Director, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2023
/s/ Jimmi Sue Smith Jimmi Sue Smith	Chief Financial Officer (Principal Financial Officer)	February 27, 2023
/s/ Bradley A. Pearce Bradley A. Pearce	Chief Accounting Officer (Principal Accounting Officer)	February 27, 2023
Stephen R. Tritch	Director and Non-Executive Chairman of the Board	
Xudong Feng, Ph.D.	Director	
Traci L. Jensen	Director	
David L. Motley	Director	By /s/ Leroy M. Ball
Albert J. Neupaver	Director	Leroy M. Ball *Attorney-in-Fact*
Louis L. Testoni	Director	
Sonja M. Wilkerson	Director	February 27, 2023

93

Exhibit 31.1

CERTIFICATIONS

I, Leroy M. Ball certify that:

1. I have reviewed this annual report on Form 10-K of Koppers Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2023

/s/ LEROY M. BALL
Leroy M. Ball
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I,   Jimmi Sue Smith, certify that:

1.   I have reviewed this annual report on Form 10-K of Koppers Holdings Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2023

/s/ JIMMI SUE SMITH
Jimmi Sue Smith
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Koppers Holdings Inc. (the "Company") on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies in his capacity as an officer of Koppers Holdings Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ LEROY M. BALL	/s/ JIMMI SUE SMITH
Leroy M. Ball	Jimmi Sue Smith
President and Chief Executive Officer	Chief Financial Officer
February 27, 2023	February 27, 2023

Investor Relations and Media Information

Transfer Agent, Registrar of Stock and Dividend Disbursing Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021-1031

Koppers-dedicated phone: 866 293 5637
TDD for hearing impaired: 800 231 5469
Foreign holders: 201 680 6578
TDD for foreign holders: 201 680 6610

As a convenience to our shareholders who hold their shares with our transfer agent, individuals can access their account information by logging on at: *www.computershare.com/investor*

Stock Exchange Listing

Koppers common stock is listed on the New York Stock Exchange (symbol: KOP).

Investor Relations and Media Information

Securities analysts, shareholders and others seeking financial or general information should contact Ms. Quynh McGuire, Vice President, Investor Relations, at 412 227 2049.

For news media inquiries, please contact Ms. Jessica Black, Manager, Corporate Communications, Branding and Giving, at 412 227 2025.

Company News

Visit www.koppers.com for Securities and Exchange Commission (SEC) filings, annual reports, quarterly earnings reports, and other company news.

Annual Meeting of Shareholders

Thursday, May 4, 2023
meetnow.global/M24GAKH
10 a.m. Eastern Time



KOPPERS World Headquarters

Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA
15219-1800
U.S.A.
Telephone: 412 227 2001

Forward-Looking Statements:

Certain statements in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may include, but are not limited to, statements about dividends, sales levels, acquisitions, restructuring, declines in the value of Koppers assets and the effect of any resulting impairment charges, profitability and anticipated expenses and cash outflows. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and words such as "outlook," "guidance," "forecast," "believe," "anticipate," "expect," "estimate," "may," "will," "should," "continue," "plan," "potential," "intend," "likely," or other similar words or phrases are generally intended to identify forward-looking statements. For further discussion of forward-looking statements, including some of the specific factors that may cause such a difference, see the forward-looking statements and risk factors disclosure included in our 2022 Annual Report on Form 10-K. Koppers disclaims any intention or obligation to update or revise any forward-looking statements.

Responsible Care®

Koppers is a member of the American Chemistry Council.

Printed on recycled paper.






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